FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Communication regarding 2Q07 earnings release.

Item 1

Quarterly Financial Letter
2nd Quarter of Fiscal Year 2008 – August, September and October

▪
In this edition we are initiating a new section called “Page One”, which summarizes the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in US dollars and in accordance with US GAAP. For comparative purposes, the figures related to the period prior to the constitution of Cosan Ltd. were based on those of Cosan S.A. and presented on a pro-forma basis, i.e. as if Cosan Ltd. had existed prior to its creation. See at the end of this section more information about Cosan Ltd. Financial Statements.

Stock Performance				▪
In general, the sugar and ethanol maket, characterized by abundant over-supply and low prices, was directly reflected in the company’s 2Q’08 performance,  but not as badly as expected. Net operating revenue of US$328 million fell by 29.1% over the 2Q’07, due to the combined effect of low prices and sales and the exchange rate. Sugar sales volume fell 15% year-on-year, from 929,200 to 815,100 tons, while ethanol volume dropped 11.1%, from 89.1 million to 79.1 million gallons. The average sugar sales price suffered a 23.5% decline, from 14.16 US ¢/lb to 10.83 US ¢/lb per ton, while average ethanol prices decreased by 32.9%, from US$1.75 to US$1.17 per gallon. While the price slide reflected an exceptionally  depressed market, the volume reduction, especially that of ethanol, was the result of Cosan’s decision to build up stocks for the inter-harvest period, when prices tend to improve.

	IPO	Oct31/07	Dec11/07
CZZ
Price (US$/Share)	10.50	12.50	10.72
∆ since IPO (%)		19.0%	2.1%
Daily Vol. US$MM		11.99	9.67
CZLT11
Price (R$/BDR)	21.05	21.80	19.49
∆ since IPO (%)		3.6%	-7.4%
Daily Vol. R$MM		4.01	3.14
 Source: NYSE, BOVESPA and Banco Central do Brasil.

ri@cosan.com.br	Summary of Financial and Operating Information
www.cosan.com.br	2Q'07	2Q'08	(In millions of U.S. dollars)	YTD '07	YTD' 08
	89.1	79.1	Ethanol Sold (millions of gallons)	166.1	142.1
	959.2	815.1	Sugar Sold (thousand tonnes)	1,708.5	1,647.8
	462.7	328.0	Net sales	887.7	629.3
	132.2	32.5	● Gross profit	294.0	45.6
	28.6%	9.9%	Gross Margin	33.1%	7.2%
	72.8	(42.0)	● Operating income (loss)	184.8	(91.0)
	15.7%	-12.8	Operating margin	20.8%	-14.5%
	138.6	41.9	● EBITDA	286.3	67.6
	30.0%	12.8%	EBITDA Margin	32.2%	10.7%
	106.5	23.8	● Income (loss) before minority interest	192.6	26.0
	53.9	17.7	● Net income (loss)	97.3	18.9
	11.6%	5.4%	Profit (loss) Margin	11.0%	3.0%
	40.7	90.5	Capex	51.1	184.9
	711.4	(40.5)	● Net Debt	711.4	(40.5)
	768.3	2,242.3	● Shareholders' & Minorities Equity	768.3	2,242.3

Definitions:
FY’08 -    fiscal year begun May 1, 2007 and ending April 30, 2008
FY’07 -    fiscal year begun May 1, 2006 and ended April 30, 2007
2Q’08 -   quarter ended October 31, 2007
2Q’07 -   quarter ended October 31, 2006
YTD08 -  period begun on the same date as the FY’08 and ended at the close of the 2Q’08
YTD07 -  period begun on the same date as the FY’07 and ended at the close of the 2Q’07
▪
Quarterly EBITDA of US$41.9 million, accompanied by a margin of 12.8%, although well down on the US$138.6 million registered in the 2Q’07, was substantially higher than the US$25.7 million recorded in the previous quarter. The huge year-on-year decline was due not only to lower revenue, but also to  higher unit COGS and expenses. In fact, although total COGS fell by 10.6% due to the reduction in sales volume, unit costs followed the reverse trajectory. The cost of our own sugarcane moved up due to the greater use of our own labor to the detriment of outsourced workers, the increase in agricultural input prices, such as fertilizers, given the oligopolistic nature of this sector, and the relative idleness of the sugar mills thanks to constant rainfall during the harvest. It is worth noting that the majority of costs, particularly depreciation, which jumped by 81.7% year-on-year in the 2Q’08, are originally incurred in Reais and therefore

December, 2007	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

recorded a big increase in dollars thanks to the 13.4% period devaluation of the US currency.

▪
Selling expenses increased by 42.2% over the 2Q’07, primarily due to the reclassification of the port loading expenses for our own sugar, which were previously booked under cost of services rendered. These expenses, originally incurred in Reais, were also penalized by the period devaluation of the dollar. General and administrative expenses remained virtually flat over the 2Q’07, being the succesful effort to cut these costs in the original currency offset by the exchange effect.

▪
Net financial revenue moved up 13.7% up year-on-year to US$75.6 million, favored by the impact of the exchange variation on the dollar-denominated debt of the subsidiary Cosan S.A. and by returns on the financial investment of the company’s IPO proceeds. Revenue from derivative transactions, however, dropped by 67.9% from US$66.1 million, in the 2Q’07 to US$21.2 million.

▪
After adjusting for income tax, calculated for the subsidiary Cosan S.A. at the Brazilian rate of 34%, 2Q’08 net income totaled US$17.7 million, accompanied by a net margin of 5.4%, well down on the 2Q’07 figure. However, if we consider the expectations of a small loss for fiscal 2008 contained in Cosan Ltd.’s IPO prospectus, we can say that the quarterly result was better than expected.

▪
Investments continue to move full steam ahead and 2Q’08 capex stood at US$90.5 million. Of this total, US$25.7 million went to the construction of the two electricity co-generation plants, US$26.3 million to renewing sugarcane plantations and the remainder to improving port installations and expanding the production capacity of the Gasa mill, whose annual crushing capacity will climb from 1.25 to 2.80 million tons.

▪
The Cosan Group’s financial situation is exceptionally comfortable, with a negative net debt of US$40.5 million at the close of the 2Q’08, thanks to the entry of Cosan Ltd.’s IPO proceeds, higher than the current gross debt of Cosan S.A.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency.
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are:

•  evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;

•  the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;

•  the non-existence of amortization of goodwill;

•  capitalization of interest on financings for fixed assets under construction;

•  mark-to-market of hedge instruments recorded directly in the result;

•  the booking of remuneration from the executives’ stock option plan under general and administrative expenses;

•  the non-existence of deferred expenses and;

•  the booking of goods acquired through leasing under assets.

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Quarterly Financial Letter
2nd Quarter of Fiscal Year 2008 – August, September and October

December, 2007	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

Paulo Diniz, CFO & RI Guilherme A. Prado, Investors Relations Alexandre Sirihal, Financial Planning Anderson Varanda, Treasury Mauricio Sartorelli, Controllership	A better than expected performance, despite market oversupply and depressed prices

▪
Although the weak market conditions that characterized the 1Q’08 persisted into the second quarter, Cosan S.A. (BOVESPA: CSAN3) recorded 2Q’08 results that were slightly better than expected, but still well down on the same period in the previous year. Net operating revenue totaled R$627.5 million, 37.8% down year-on-year, reflecting floundering sugar and ethanol prices; lower sugar and ethanol sales volume and the continuing appreciation of the Real against the US dollar.

▪
In general, the Company has been pursuing a less sugar-intensive strategy than in the previous harvest and has been stockpiling ethanol in expectation of better prices in the inter-harvest period. Thus 2Q’08 sugar sales volume of 823.9 thousand tons fell 14.1% over the 2Q’07, while inventories stood at 1,100.8 thousand tons, down by 14.0% in the same period. Ethanol sales of 305.6 million liters fell 9.4% year-on-year and inventories closed 24.3% more than the 2Q’07 at 716.8 million liters.

				2Q'07	2Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
				1,008.1	627.5	Net Operating Revenue	1,952.2	1,219.2
Stock Performance				294.9	76.4	Gross Profit	663.1	120.1
	IPO	Oct31/07	Dec11/07	29.3%	12.2%	Gross Margin	34.0%	9.8%
CSAN3				272.6	75.9	EBITDA	601.7	125.4
Price (R$/Share)	16.00	27.20	21.43	27.0%	12.1%	EBITDA Margin	30.8%	10.3%
∆ since IPO (%)		70.0%	33.9%	280.9	142.7	EBITDAH (Adjusted by Hedge)	484.1	276.1
Daily Vol. R$MM		40.70	39.02	27.6%	20.6%	EBITDAH Margin	26.4%	20.2%
Source: BOVESPA and Banco Central do Brasil.				123.8	15.2	Net Profit (Loss)	129.1	28.9
				12.3%	2.4%	Net Margin	6.6%	2.4%
ri@cosan.com.br
www.cosan.com.br

▪
Flagging sugar (R$449/ton) and ethanol prices (R$634/thousand liters) were decisive in pulling EBITDA down by 72.2% over the 2Q’07 to R$75.9 million. Nevertheless, a significant portion of the price-and-exchange-driven losses were offset  by hedge operations, so that 2Q’08 EBITDAH of R$142.8 million resulted in a margin of 20.6%, versus 27.6% in the 2Q’07.

▪
The favorable financial result of R$144.3 million was strongly influenced by the impact of the exchange variation on dollar-denominated debt and Cosan recorded a 2Q’08 net income of R$15.2 million, slightly better than the previous three months, but still well below the R$123.8 million posted in the 2Q’07.

Definitions:
FY’08 -    fiscal year begun May 1, 2007 and ending April 30, 2008
FY’07 -    fiscal year begun May 1, 2006 and ended April 30, 2007
2Q’08 -   quarter ended October 31, 2007
2Q’07 -   quarter ended October 31, 2006
YTD08 -  period begun on the same date as the FY’08 and ended at the close of the 2Q’08
YTD07 -   period begun on the same date as the FY’07 and ended at the close of the 2Q’07

▪
Finally, it is worth emphasizing the successful outcome of the main steps in the corporate restructuring announced some months back: i) the Jan/07 issue of US$400 million in 10-year bonds, with a coupon of 7.00%; ii) the Oct/07 tendered of US$164.2 million of the ‘09 bonds costing 9.25% p.a.; iii) the Apr/07 creation of Cosan Ltd. as the parent company of the Cosan Group, with a superior level of corporate governance (NYSE, SEC and Sarbanes Oxley); iv) the Aug/07 IPO of Cosan Ltd. on the NYSE, which raised US$ 1.2 billion and created a capital structure with strong leverage potential; and v) the Dec/07 transfer, via capitalization, of most of Cosan Ltd.’s IPO proceeds to Cosan SA projects in Brazil (still ongoing). Thus the Company expects shortly to launch a 1:1 Exchange Offer (already announced) between Cosan SA shares and Cosan Ltd. shares, in which all Cosan S.A. shareholders will participate under the same conditions as the controlling block.

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A. Market Overview

▪
In Brazil, the 2007/08 harvest in the Central-South region is nearing its end and new production records are being confirmed. According to UNICA, the sugarcane growers’ association, crushed cane volume in the Central-South at the close of the 2Q’08 exceeded 375 million tons, 11.8% up year-on-year. Period sugar production of 23.7 million tons remained flat, while ethanol output of 17.2 billion liters moved up 20%. It is worth noting that hydrous ethanol production totaled 10.6 billion liters, 40% higher than the 7.6 billion liters recorded in the same period in the previous harvest, while anhydrous output remained unchanged at 6.6 billion liters. Given the increased interest in ethanol and the reduced attractiveness of sugar, the production mix favored ethanol, which accounted for 54% of cane volume, versus 46% for sugar.

▪
Indian output from the recently begun 07/08 harvest is also, unfortunately, reaching record levels. Unfortunately, because every time records are achieved through subsidies, the market is subject to serious distortions. In an attempt to partially offset the impact of this mega-production, the Indian government launched the Ethanol Blend Program (EBP) to encourage ethanol use in the country. It allowed the product to be made directly from cane, and no longer from molasses, and established an aggressive target of adding between 5 and 10% of ethanol to gasoline by October/08. It has also been encouraging the replacement of sugarcane by other crops, especially wheat and rice, in a further attempt to curb excess cane output.

▪
It is also worth noting that Russian sugar import tariffs moved up from US140 to US$240/t on December 1. The main reason for the measure, which will be reviewed in May/08, is to protect local producers whose production costs are  much higher than in the free market. Many other developed nations are also adopting such measures, running counter to free global trade. It is also worth mentioning the upturn in Chinese sugar consumption fueled by more expensive corn-based syrup (HFCS) and the smaller harvest in countries such as  Thailand and Australia due to crop change-overs and weather problems.

▪	The huge global production surplus meant that the NY11 raw sugar price averaged 9.67 US ¢/lb in the 2Q’08, almost 20% down year-on-year.

Raw Sugar Prices - Last 24 Months (NY11)

Hedge funds double their long positions in the quarter	▪
In the quarter major hedge funds and speculators substantially increased their net long positions from 52,000 lots at the beginning of August, to 120,000 at the close of October, or 16% of all open contracts. The Fed’s September 18

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decision to lower US interest rates made a big contribution to this tendency by increasing investors’ appetite for risk and sugar was particularly attractive given its exceptionally low price.

Funds Position (volume%) vs. Price NY11 (cents/pound)

▪
The London 5 refined sugar price averaged US$278.84/ton in the 2Q’08, almost 30% down on the U$395.67 recorded in the same period last year. The white premium remained under pressure from the start-up of new refineries, and closed the 2Q’08 at U$59/ton, 33% down on the end-of-1Q’08 figure.

New refineries begin production and put pressure on the white premium	▪
In fact, following a short period of refining under capacity triggered by the ban on European sugar export subsidies, new capacity was constructed comparatively quickly. In 2007 alone, 6 new refineries started up, with an incremental capacity of 2.25 million tons, and another 16 are scheduled to come on stream by the end of 2009, adding around 9 million tons of further capacity and favoring raw sugar producers. Most of the new projects are located in Indonesia, China, North Africa and the Middle East.

Refined Sugar Prices - Last 24 Months (LIFFE nº 5)

▪	Domestic crystal sugar prices (ESALQ) averaged R$24.73/50kg bag (or R$494.54/t) in the 2Q’08, 38% less than the R$39.80/50kg bag (or R$795.97/t) recorded at the close of the previous quarter.

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December, 2007	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

Crystal Sugar Prices - Last 24 Months (ESALQ 50 kg bags)

Domestic ethanol market records accentuated declines	▪
The domestic ethanol market was suffering not only from the production imbalance but also from a serious lack of cash on the part of small, medium and even large producers. As a result, hydrous prices (ESALQ) averaged R$0.581/liter in the 2Q’08, almost 26% below the R$0.782 recorded in the 2Q’07. Anhydrous averaged R$0.662/liter, 27% down on the R$0.903 registered in the same period the year before. With the end of the harvest approaching, however, healthy demand from flex-fuel cars should push prices up to more satisfactory levels.

Pace of ethanol exports slows, mainly due to the USA, although new destinations are beginning to appear	▪
Ethanol exports have been slower this harvest, not only due to the trade barriers erected by main consuming nations, but also to the continuing (and strong) appreciation of the Real against the dollar and low ethanol prices in America. According to SECEX, 2 billion liters were shipped abroad between May and October, 2007, 9.4% down year-on-year. Of this total, only 546 million liters went directly to the US, a hefty 59.4% less than in the same period last year. On the other hand, exports to the Caribbean, which enjoy tariff benefits, practically doubled in the same period, rising from 270 million to around 550 million liters. Shipments to new destinations also moved up. One such example was the Netherlands, which increased its imports by no less than 170%, from around 165 million liters last harvest to more than 450 million liters this season.

Ethanol Prices - Last 24 Months (ESALQ)

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▪
Another characteristic of the 07/08 harvest is the great economic attractiveness of ethanol compared to gasoline in the vast majority of Brazilian states. According to the ANP, nationwide gasoline prices averaged R$2.442/liter at the close of the 2Q’08, while hydrous ethanol averaged R$1.336/liter, a parity of 55%. On October 30, 2007, ethanol prices were more than 75% those of gasoline in only three states (Amapá, Pará and Roraima). In São Paulo, the country’s biggest consumer, parity was only 45.7%. In relation to the 2Q’07, despite the 26% decline in prices paid to producers, the pump price of anhydrous ethanol was only 10% down. This situation is dreadful for the ethanol producers, bad for consumers and excellent for the fuel distributors.

Flex-fuel Vehicles Sales Evolution

▪
Reflecting the robustness of the domestic market, flex-fuel vehicle sales in the 2Q’08 exceeded 560,000 units, a new quarterly record and 87% of total new car sales in the period. The current flex-fuel fleet is over 4 million vehicles, around 20% of the country’s total light vehicle fleet.

Domestic market recording consistent growth thanks to flex- fuel vehicle sales	▪
According to Fenabrave, the vehicle distributors’ association, vehicle sales should increase by 19% in 2008, equivalent to 2.8 million new units. In other words, assuming that 85% of these will be flex-fuel, we will have 2.38 million new flex-fuel cars on the roads. Since each vehicle consumes an average of 200 liters per month and assuming 65% of the new vehicles opt for ethanol, we will have additional demand over 3 billion liters in the next harvest, an increase of around 20% over current consumption levels.

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December, 2007	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

Exchange Rate Evolution - Last 24 Months (R$/US$)

▪
In the 2Q’08, the global financial market was rocked by the subprime mortgage crisis, which triggered substantial stock-market volatility worldwide and the momentary appreciation of the dollar, which broke the R$2.00/US$ barrier for the first time in months. Considering the minimum 2Q’08 price, the dollar actually moved up 20%, reaching R$2.1124/US$ on August 16, the date of Cosan Ltd.’s IPO. By the end of the quarter, however, thanks to the improvement in the international financial climate, the dollar was quoted at R$1.7440/US$, 7.12% down on the 1Q’08 and its lowest level since 2000.

B. Operating Performance

▪
As expected, net operating revenue of R$627.5 million in the 2Q’08 was 37.8% down year-on-year, primarily due to: i) the reduction in sugar and ethanol prices; ii) the devaluation of the dollar against the Real; and iii) lower sales volume. Although these effects were also reflected in a decline in the cost of goods sold, the price slide resulted in a 72.2% year-on-year reduction in EBITDA to R$75.9 million. However, a relevant part of the price-and-exchange-driven losses were offset by hedge operations, so that EBITDAH of R$142.8 million was only 49.2% lower than in the 2Q’07, accompanied by a margin of 20.6%. Given that the financial result was stronly influenced by revenue from the impact of the exchange variation on dollar-denominated debt, Cosan posted a 2Q’08 net income of R$15.2 million, 87.7% down on the R$123.8 million declared in the 2Q’07.

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December, 2007	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

2Q'07	2Q'08	Income Statement (R$MM)	YTD '07	YTD '08
1,008.1	627.5	Net Operating Revenue	1,952.2	1,219.2
(713.1)	(551.1)	Cost of Goods Sold	(1,289.1)	(1,099.1)
(59.5)	(139.0)	with Depreciation & Amortization	(129.9)	(264.4)
294.9	76.4	Gross Profit	663.1	120.1
29.3%	12.2%	Gross Margin	34.0%	9.8%
(75.6)	(91.9)	Selling Expenses	(135.7)	(153.0)
(49.4)	(45.5)	General & Adm. Expenses	(95.7)	(102.5)
43.1	(2.0)	Other Operating Expenses	40.0	(3.5)
272.6	75.9	EBITDA	601.7	125.4
27.0%	12.1%	EBITDA Margin	30.8%	10.3%
280.9	142.7	EBITDAH (Adjusted by Hedge)	484.1	276.1
27.6%	20.6%	EBITDAH Margin	26.4%	20.2%
27.7	144.3	Net Financial Expenses	(158.0)	295.2
0.1	0.0	Equity Income	0.3	0.1
(55.6)	(56.6)	Goodwill Amortization	(111.9)	(112.6)
0.3	2.3	Other Non-Operat.Result/Extraordinary	1.5	5.2
185.6	26.9	Profit Before Income Tax	203.8	49.0
(60.1)	(12.3)	Income Tax	(71.3)	(21.4)
(1.8)	0.7	Minority Interests	(3.3)	1.3
123.8	15.2	Net Profit (Loss)	129.1	28.9
12.3%	2.4%	Net Margin	6.6%	2.4%

Exports losing ground as forex appreciates	▪
Sugar’s share of net operating revenue fell from 63.1%, in the 2Q’07, to 58.9%. This reduction, which was essentially due to the hefty decline in sugar prices, led to an increase in the share of other products and services, which reached 10.2% of the total. In geographical terms, reflecting the impact of the exchange rate and the big drop in ethanol exports, the domestic market accounted for 43.6% of total sales, versus 35.1% in the 2Q’07.

2Q'07	2Q'08	Sales Composition (R$MM)	YTD '07	YTD '08
1,008.1	627.5	Net Operating Revenue	1,952.2	1,219.2
636.0	369.7	Sugar Revenue	1,246.5	741.5
94.8	65.7	Local	189.4	123.0
541.2	304.0	Export	1,057.2	618.5
305.6	193.8	Ethanol Revenue	587.3	362.7
194.9	148.3	Local	386.5	268.4
110.6	45.5	Export	200.9	94.3
66.5	64.0	Other Revenue	118.3	115.0
64.3	59.8	Local	113.6	106.5
2.2	4.2	Export	4.7	8.5
Inventories
Sugar	2Q'07	2Q'08	▪
In response to the exceptionally depressed sugar prices, Cosan routed a bigger share of production to ethanol than in the previous harvest. As a result, not only did 2Q’08 sugar sales volume fall 14.1% year-on-year, but stocks dropped 14.0% over the close of the 2Q’07 to 1,100.8 thousand tons. The reduction in sales volume was concentrated in exports, which fell by 16.9%, mainly due to VHP sugar. Domestic sales volume, fueled by refined sugar, moved up by 4.5%.

000 tons	1,280.4	1,100.8
R$ 'MM	545.3	411.6
R$/ton	426	374

2Q'07	2Q'08	Sugar Business	YTD '07	YTD '08
		Volume Sold (thousand tons)
959.2	823.9	Total Local & Export	1,708.5	1,666.0
124.6	130.2	Local	226.9	234.5
834.6	693.7	Export	1,481.6	1,431.6
		Average Unit Price (R$/ton)
663	449	Total Local & Export	730	445
761	505	Local	835	525
648	438	Export	714	432

▪	Combining the fall in the market price and the appreciation of the Real against the dollar, average sugar prices dropped 33.6% and 32.4% year-on-year, respectively, on the domestic and export markets. Relative to the NY11, average

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sale prices fell 21.3%, from 13.94 US ¢/lb, in the 2Q’07, to 10.97 US ¢/lb in the 2Q’08. However, if we adjust for foreign exchange and price hedges, the period decline was only 8.3%, from 14.12 to 12.95 US ¢/lb.

Inventories			▪	Cosan continued to stockpile ethanol, betting on better prices in the inter-harvest period when the small and medium-sized producers should have completed their disorganized harvest sales. Thus, combining the increase in 2Q’08 ethanol output with the 9.4% year-on-year reduction in sales volume, stocks closed the quarter at 716.8 million liters, 24.3% up on the end of the 2Q’07. It is worth noting that this figure is higher than YTD’08 sales volume and that the harvest, and therefore production, is still continuing, even after the 2Q’08.
Ethanol	2Q'07	2Q'08
000 m³	576.8	716.8
R$'MM	394.9	424.7
R$/m³	685	593

2Q’07	2Q’08	Dthanol Business	YTD’07	YTD’08
Volume Sold (million liters)
337.1	305.6	Total Local & Export	628.7	550.6
240.9	242.4	Local	453.4	416.9
96.3	63.2	Export	175.3	133.7
	Average Unit Price (R$/thousand liters)
906	634	Total Local & Export	934	659
809	612	Local	852	644
1,149	720	Export	1,146	705

Ethanol prices rose more than 25% after 2Q’08 end	▪	Cosan’s average 2Q’08 unit ethanol prices fell by 24.4% and 37.3% year-on-year, respectively, on the domestic and export markets. However, prices staged a major recovery throughout November, indicating excellent chances of better results from the stockpiling policy.

Ethanol Prices - Last 4 Months (ESALQ)

Source: ESALQ

▪
The cost of goods sold dropped by 22.7% between the 2Q’07 and 2Q’08, falling from R$713.1 million to R$551.1 million. The sugar cost recorded the biggest decline, sliding by 26.2%, while that of ethanol decreased by 16.6%.

▪
The main factors behind the reduction were the decrease in sugar and ethanol sales volume and the lower value of the ATR (total recoverable sugar), which had a direct impact on leasing costs and the cost of sugarcane acquired from third parties. The ATR, published by CONSECANA, fell by 33.6%, from R$0.3645/kg, in the 2Q’07, to R$0.2420/kg.

2Q’07	2Q’08	COGS per Product	YTD’07	YTD’08
(713.1)	(551.1)	Cost of Good Sold (R$MM)	(1,289.1)	(1,099.1)
(420.9)	(310.6)	Sugar	(751.4)	(663.5)
(229.0)	(190.9)	Ethanol	(424.8)	(354.8)
(63.3)	(49.6)	Other Products/Services	(113.0)	(80.8)
		Average Unit Cost (R$)
439	377	Unit COGS of Sugar (R$/ton)	440	398
679	625	Unit COGS of Ethanol (R$/thousand liters)	676	644
n.a.	n.a.	Unit COGS of Other Produtcs/Services	n.a.	n.a.

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Unitary cost of own sugarcane at high levels	▪	By the close of the 2Q’08, the Company had crushed 33.0 million tons of sugarcane, 46.3% of which acquired from suppliers at an average cost of R$35.9/ton, reflecting the 33.6% reduction in the ATR price. The cost of our own cane output, despite the reduction in land leasing costs due to the lower ATR, remained at the same level as in the previous quarter, i.e. R$50.5/ton, mostly comprising planting and crop treatment costs of R$25.3/ton and cutting, loading and transport costs of R$17.8/ton. The fact that these costs did not record a decline was chiefly due to the maintenance of input prices (real increase in imported fertilizers and other agrichemicals) and increased labor costs, given that the Company reduced its plantation outsourcing ratio from 80% to 20%, aiming to put an end to the unsatisfactory working conditions offered by some of these outsourced firms to their planters and cutters.

▪
Sugar processing costs stood at R$74.5/ton, divided between inter-harvest maintenance (R$23.5/ton) and industrial processing (R$51.1/ton). Ethanol processing costs came to R$123.7/m³, also divided between inter-harvest maintenance (R$37.0/m³) and  industrial processing (R$86.7/m³).

Selling expenses reflecting accounting changes	▪
Selling expenses in the 2Q’08 totaled R$91.9 million, 21.6% up year-on-year. Given that sugar and ethanol sales volume suffered a reduction, the average unit cost actually went up by 40.5%. The increase was chiefly fueled by complementary freight and export expenditures relative to 1Q’08 sales in the amount of R$16.3 million, as well as port loading expenses for the shipment of Cosan’s own sugar, amounting to R$10.5 million, which, prior to the implementation of the SAP ERP software, were booked under the cost of other products and services. If we exclude these effects for comparative purposes, unit selling expenses would actually have been stabilized on R$49/ton of sugar-equivalent.

	2Q'07	2Q'08	Selling Expenses	YTD'07	YTD'08
	(75.6)	(91.9)	Selling Expenses (R$MM)	(135.7)	(153.0)
	(47.7)	(54.2)	Sugar	(86.6)	(93.1)
	(22.9)	(28.4)	Ethanol	(40.8)	(45.5)
	(5.0)	(9.4)	Other Products/Services	(8.2)	(14.4)
			Avg. Unit Selling Cost (R$)
	50	66	Unit Sale Cost of Sugar (R$/ton)	51	56
	68	93	Unit Sale Cost of Ethanol (R$/thousand liters)	65	83
	n.a.	n.a.	Unit Sale Cost of Other Products/Revenues	n.a.	n.a.

▪	G&A expenses closed the 2Q’08 at R$45.5 million, 7.7% down year-on-year and 20.1% less than in the previous quarter. Both reductions were primarily caused by the decline in third-party services. In unit terms, given the low sales volume in the 2Q’08, this expense actually increased by 6.6%, reaching R$34.4/ton of sugar equivalent.

2Q'07	2Q'08	General & Administrative Expenses	YTD'07	YTD'08
(49.4)	(45.5)	G&A Expenses (R$MM)	(95.7)	(102.5)
(31.1)	(26.8)	Sugar	(61.1)	(62.4)
(15.0)	(14.1)	Ethanol	(28.8)	(30.5)
(3.3)	(4.6)	Other Products/Services	(5.8)	(9.7)
		Avg. Unit. G&A Cost (R$)
32	33	Unit G&A Cost of Sugar (R$/ton)	36	37
44	46	Unit G&A Cost of Ethanol (R$/thousand liters)	46	55
n.a.	n.a.	Unit G&A Cost of Other Products/Services	n.a.	n.a.

▪	The decline in other operating revenue was due to the 2Q’07 booking of R$41.9 million in non-recurring revenue from the reversal of the fine on ICMS payable, pursuant to the tax amnesty program decreed in State Law 12.399/06, as disclosed at the time.

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Dollar depreciation favors net financial results in the 2Q’08	▪	The positive net financial result of R$144.3 million was 421.4% up on the 2Q’07 figure, mainly due to the favorable impact of the 7.1% dollar depreciation over the 1Q’08 on dollar-denominated debt, which generated revenue of R$146.0 million in the 2Q’08. The dollar closed the 2Q’08 at R$1.7440.

2Q'07	2Q'08	Financial Expenses, Net (R$MM)	YTD'07	YTD'08
(60.3)	(57.5)	Interest on Financial Debt	(127.1)	(121.0)
18.8	20.8	Financial Investments Income	44.4	44.1
(41.6)	(36.7)	Sub-total: Interest on Net Financial Debt	(82.7)	(76.9)
(19.1)	(6.2)	Other interest and monetary variation	(30.6)	(21.9)
23.9	146.0	Exchange Variation	(44.0)	274.5
8.3	66.8	Gains (losses) with Derivatives	(117.6)	150.6
(9.4)	(7.0)	CPMF Taxes, Banking Fees and Other	(16.9)	(12.6)
-	-	Discounts in Promissory Notes	25.6	-
65.4	-	Discounts in VAT - Law 12,399/06	65.4	-
-	-	Recalc. Provision Interest IAA	42.8	-
-	(30.2)	Premium Paid in Bond Tender Offer	-	(30.2)
-	11.5	Interest on Indemnity from Government	-	11.5
27.7	144.3	Net Financial Expenses	(158.0)	295.2

▪
The cost of the net financial debt fell by 11.8% year-on-year in the 2Q’08, totaling R$36.7 million, reflecting the reduced cost of capital following the 10-year bond issue and the positive impact on the debt of the dollar devaluation. In annualized terms, interest on the debt debt fell from 10.3% p.a., in the 2Q’07, to 7.6% p.a.

▪
Net financial expenses totaled R$30.2 million in the 2Q’08, arising from the premium paid on the tender of the 2009 bonds (see section C – Financial Situation), plus withholding taxes and the reversal of expenses paid in advance when these bonds were launched in 2004.

▪	Interest resulting from indemnity actions against the government reflects the charges on and monetary restatement of the asset constituted in the FY’07 relative to the final verdict on the price suit, net of the same impacts on the associated legal fees. This revenue is non-cash until the effective reception of the settlement.

Pricing Derivatives - NY11			▪	Derivative transactions generated financial revenue of R$66.8 million in the 2Q’08, R$40.1 of which from dollar hedges and R$26.8 million from sugar and ethanol price hedges. At the close of the quarter, Cosan had 965,600 tons of VHP sugar tied to the NY11, hedged at an average price of 10.09 US$¢/lb, with an estimated market value of R$2.0 million, and 118,100 tons of refined sugar tied to the London5, hedged at an average price of US$293.59/ton, with an estimated market value of R$1.8 million. The Company also had 15.3 million liters of ethanol tied to the NYMEX gasoline contract hedged at an average price of US$2.0/gallon, with an estimated negative market value of R$2.9 million and, finally, US$277.0 million hedged at an average exchange rate of R$2.0642/US$, with an estimated market vale of R$83.4 million.
Screen	'000 t	¢/lb
Oct'07	384.7	9.88
Mar'08	200.7	10.29
Jul'08	342.1	10.16
Oct'08	38.1	10.55
Total	965.6	10.09

Pricing Derivatives - London #5			▪	Expenses from goodwill amortizations (with no cash effect) totaled R$56.6 million, satisfactorily reflecting the amortization schedule. This expense should fall substantially in the coming quarter due to the conclusion of the amortization of the goodwill from the indirect acquisition of Barra (Adm. Participações Aguassanta Ltda.).
Screen	'000 t	US$/ton
Aug'07	30.7	325.64
Oct'07	41.5	271.17
Dec'07	23.4	280.31
Aug'08	22.5	305.06
Total	118.1	293.59

Pricing Derivatives - RBOB Gasoline
Screen	'000 m³	US$/gal
Dec'07	2.5	1.89
Jan'07	2.5	1.91
Feb'07	2.5	1.93
Mar'07	2.5	1.98
Apr'07	2.5	2.09
May'07	2.5	2.18
Total	15.3	2.00

FX Derivatives
Quarter	'US$MM	R$/US$
3Q'08	181.0	2.08
4Q'08	96.0	2.03
Total	277.0	2.06

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Goodwill Composition (R$MM)
	Amort. Rate	Cost	Cumul. Amort.	Net	Quarterly Charge
Acquisition of Adm. Part. Aguassanta Ltda.	20.0%	392.6	(379.7)	12.9	19.6
Acquisition of JVM Part. S.A.	20.0%	63.7	(35.0)	28.7	3.2
Capital Increase at Usina da Barra	20.0%	35.2	(24.7)	10.5	1.8
Incorporation of FBA	10.0%	23.0	(15.3)	7.7	0.6
Acquisition of Univalem S.A. Açúcar e Álcool	10.0%	24.1	(15.7)	8.4	0.6
Acquisition of Guanabara Agro Industrial S.A.	20.0%	27.7	(27.4)	0.4	1.4
Acquisition of Grupo Destivale	10.0%	69.9	(17.5)	52.4	1.7
Acquisition of Grupo Mundial	10.0%	128.0	(22.4)	105.6	3.2
Capital Increase at Grupo Mundial	10.0%	21.1	(3.3)	17.8	0.5
Acquisition of Grupo Corona	10.0%	818.8	(139.8)	679.0	20.5
Acquisition of Bom Retiro	10.0%	115.2	(17.3)	97.9	2.9
Acquisition of Grupo Santa Luiza	10.0%	69.7	(0.7)	69.0	0.7
		1,789.1	(698.9)	1,090.2	56.6

▪
Expenses from income and social contribution taxes stood at R$12.3 million, reflecting an effective rate of 45.9%, above the legal rate of 34% due to non-tax-deductible expenses generated by the Barra facility, which became relatively important given the value of the taxable income.

▪
Thus Cosan posted a net income of R$15.2 million for the quarter, equivalent to 2.4% of net revenue, slightly higher than the 1Q’08 figure thanks to the exchange gains booked in the financial result, given that sugar and ethanol prices continued to flounder.

C. Financial Situation

	▪	The Company closed the 2Q’08 with gross debt of R$2,382.1 million, virtually identical to the amount at the end of the 2Q’07. Of this total, 24% is self-liquidating (PESA securitizations and debentures redeemable through land transfers) and 33% is in the form of perpetual notes with no determined maturity. As a result, the portion of the gross debt actually payable in cash totaled R$1,027.6 million, with an average tenor of 7.6 years, a considerable extension over the R$891.6 million with an average maturity of 3.3 years recorded at the end of the 2Q’07.

Successful tender of the 09 Bonds	▪	The maturity extension between the two periods was achieved through a US$ 400 million 10-year bond issue in February, with a coupon of 7% p.a. and the use of part of these funds to redeem the 5-year bonds maturing in 2009, as announced on the occasion of the latter’s issue. In this transaction, Cosan bought back US$164.2 million, or 82.1% of the US$200 million total, which costs the Company 9.25% p.a. In addition to extending the tenor and reducing the financial cost, the transaction also led to alterations in the package of covenants, which are now similar to those associated with investment-grade firms.

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Debt per Type (R$MM)	2Q'07%		2Q'08%		Var.
Senior Notes 2009	442.4	18.5	81.8	3.4	(360.6)
Senior Notes 2017	-	-	709.7	29.8	709.7
Perpetual Notes	983.6	41.1	800.2	33.6	(183.4)
PESA Securitization	495.7	20.7	526.9	22.1	31.2
Finame (BNDES)	11.5	0.5	12.5	0.5	1.0
Working Capital	33.4	1.4	38.6	1.6	5.3
IFC	147.4	6.2	114.2	4.8	(33.2)
Debentures	55.5	2.3	55.1	2.3	(0.4)
Advances from Customers	185.6	7.7	43.2	1.8	(142.4)
Promissory Notes	37.8	1.6	-	-	(37.8)
Related Parties	2.4	0.1	-	-	(2.4)
Gross Debt	2,395.2	100.0	2,382.1	100.0	(13.1)
Cash & Marketable Securities	402.4	16.8	141.6	5.9	(260.8)
Advances to Suppliers	174.2	7.3	304.5	12.8	130.2
CTN's - Brazilian Treasury Bills	114.0	4.8	135.9	5.7	21.9
Land related to the Debentures	55.1	2.3	55.1	2.3	-
Net Debt	1,649.5	68.9	1,745.1	73.3	95.6
Total Debt without PESA/Debentures	1,844.0	77.0	1,800.2	75.6	(43.9)
Net Debt without PESA/Debentures	1,267.4	52.9	1,354.1	56.8	86.6

▪
Net debt totaled R$1,745.1 million in the 2Q’08, 5.8% more than the R$1,649.5 million recorded in the 2Q’07, primarily due to cash investments during the period and the build-up of ethanol stocks. In terms of profile, in addition to the extended maturity, it is important to remember that 72.9% of the debt was dollar-denominated at the close of the 2Q’08, the same ratio as at the end of the 2Q’07, constituting a natural hedge against the exchange rate exposure of Cosan’s exports.

Debt Profile (R$MM)	2Q'07%		2Q'08%		Var.
Total Debt	2,395.2	100.0	2,382.1	100.0	(13.1)
Short-Term	210.7	8.8	133.7	5.6	(76.9)
Long-Term	2,184.5	91.2	2,248.4	94.4	63.9
Real - R$	624.6	26.1	644.8	27.1	20.2
Dollar - US$	1,770.6	73.9	1,737.4	72.9	(33.2)

D. Investments

▪
Operating capex totaled R$136.8 million in the 2Q’08, 11.4% up year-on-year. Most of the funds were allocated to sugarcane planting, expanding production capacity and the bagasse-based electricity co-generation projects.

2Q'07	2Q'08	Capex (R$MM)	YTD'07	YTD'08
-	0.3	New Investments, including Goodwill	3.7	4.2
0.0	0.4	Deferred Charges & Other	0.2	1.1
-	-	Incorporated PP&E and Land Acquisition	-	3.3
40.1	49.6	Sugar Cane Planting Costs	78.0	105.8
40.0	48.5	Co-generation Projects	40.2	76.0
-	-	Inter-harvest Maintenance Costs	-	3.6
42.6	38.7	Investments in P,P&E	89.0	118.5
122.7	137.5	Capex	211.1	312.4
122.7	136.8	Operating Capex	207.2	303.8

▪
Sugarcane planting absorbed R$49.6 million, R$9.8 million of which went to ongoing planting and R$39.8 million to 11,937 hectares now concluded, resulting in a unit cost of R$3,300 per hectare. Most of the resources were used to expand the production capacity of the Gasa unit.

▪	The Rafard and Costa Pinto co-generation power plants absorbed R$48.5 million, giving a total to date of R$163.5 million. The works, which are on-schedule, should be concluded at the beginning of the next fiscal year.

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Gasa mill expansion raising annual crushing capacity to 2.8 million ton	▪
Of the R$38.7 million invested in fixed assets in general, slightly more than R$26.0 million went towards expanding Gasa’s industrial facilities, with investments in fermentation and distilling, juice treatment, cane crushing and the generation and distribution of steam and electricity. These investments, together with the agricultural expansions mentioned above, should raise Gasa’s current annual crushing capacity from 1.25 million to 2.8 million tons in the 08/09 harvest.

	▪	The construction of a new feed hopper in the sugar port terminal absorbed R$6.4 million in the 2Q’08 (R$11.2 million YTD’08) out of an estimated total of R$14.0 million. This will allow an additional 5,000 tons/day to be handled by the rail module, reducing handling costs for longer-distance cargo.

E. Relevant Facts

	▪	On November 22, 2007, Cosan concluded the tender of US$164.2, or 82.1% of the US$200 million bond issue at 9.25% p.a. maturing in 2009. The idea behind the operation was to maximize returns on the Company’s cash position. Together with the partial buy-back, the Company also obtained important alterations which are now very similar to those associated with investment-grade firms, proof of the financial market’s confidence in Cosan.

	▪	On November 5, 2007, a General Shareholders’ Meeting of Cosan S/A approved a capital increase in the amount of R$1,736.7 million through the issue of 82,700,000 (eighty-two million and seven hundred thousand) common, registered book-entry shares with no par value, corresponding to 43.57% of the Company’s total capital stock, which now totals R$2,935.0 million or 272,509,307 common shares. The price is R$21.00 per share and all Cosan S/A shareholders registered as such on November 5, 2007, will be able to subscribe proportionately to their current holdings. The subscription period started on December 6, 2007, and will end on January 7, 2008. The purpose of the capital increase is to allow the Company to continue with its previously disclosed investment plan.

	▪	In October 2007, Cosan delivered the documentation relative to its Exchange Offer to the CVM and the SEC. As soon as approval is obtained, we shall officially launch the Offer, which involves exchanging shares in Cosan S/A for shares in Cosan Limited at a ratio of 1:1, as previously announced to the market.

	▪	On December 10, 2007, Cosan S/A announced the operational winding up of Usina Santa Luiza, jointly acquired with Usina São Martinho and Usina Santa Cruz at the beginning of 2007. Santa Luiza had a crushing capacity of 1.8 million tons of sugarcane per harvest. As of the 2008/09 harvest, cane previously processed by Usina Santa Luiza will be rerouted to the industrial facilities of the controlling groups proportionate to their capital interest. Thus the Bonfim unit, of the Grupo Cosan, will receive approximately 600,000 tonnes of cane previously handled by Santa Luiza. Land leasing contracts, contracts with cane suppliers and the workforce will also be divided proportionally among the three groups. The aim is to maximize Bonfim’s installed capacity and, at the same time, impose more control over the regional sugarcane market.

F. Guidance for the FY’08

	▪	This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, at the company’s current state of development, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements

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within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

Variation Range	Code					Changes
-5% ≤ ∆ ≤ +5%	=					from
+5% ≤ ∆ ≤ +15%	▲					previous
+15% ≤ ∆ ≤ +30%	▲▲	Guidance	2006FY	2007FY	2008FY	guidance
+30% ≤ ∆	▲▲▲	FX Rate - EoP (R$:US$)	2.0892	2.0339	▼▼	=
-15% ≤ ∆ ≤ -5%	▼	Crushed Cane Volume (thousand tons)	27,891	36,154	▲	-
-30% ≤ ∆ ≤ -15%	▼▼	Sugar Volume Sold (thousand tons)	2,469	3,241	=	-
-30% ≥ ∆	▼▼▼	Ethanol Volume Sold (million liters)	1,016	1,322	▲	-
		Avg. Sugar Price (R$/ton)	603	683	▼▼	-
		Avg Ethanol Price (R$/thousand liter)	844	897	▼▼	-
		Revenues (R$MM)	2,478	3,605	▼▼	-
		COGS (R$MM)	1,721	2,481	▼	-
		EBITDA (R$MM)	518	928	▼▼▼	-
		Net Profit/Loss (R$MM)	(65)	357	▼▼▼	-
		Operating Capex (R$MM)	209	304	▲▲▲	-

G. Financial Statements

Income Statement		Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In million of reais)		FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Gross Operating Revenue		2,048.3	2,702.4	3,902.9	721.7	818.0	1,014.7	1,084.3	1,048.5	755.4	636.4	678.3
(-)	Sales Taxes and Deductions	(147.9)	(224.5)	(297.8)	(65.2)	(70.6)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)
(=)	Net Operating Revenue	1,900.4	2,477.9	3,605.1	656.5	747.5	944.1	1,008.1	970.8	682.1	591.7	627.5
(-)	Cost of Goods Sold and Services Rendered	(1,338.5)	(1,721.3)	(2,481.1)	(447.7)	(507.3)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)
(=)	Gross Profit	561.8	756.6	1,123.9	208.8	240.2	368.2	294.9	290.6	170.3	43.7	76.4
	Margin	29.6%	30.5%	31.2%	31.8%	32.1%	39.0%	29.3%	29.9%	25.0%	7.4%	12.2%
(-)	Operating Income (Expenses):	(528.5)	(819.1)	(558.6)	(265.0)	(234.7)	(351.2)	(109.7)	(196.7)	98.9	(24.6)	(51.8)
(-)	Selling	(171.7)	(217.1)	(282.0)	(53.7)	(46.4)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)
(-)	General and Administrative	(121.9)	(150.0)	(246.2)	(35.4)	(44.9)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)
(-)	Financial Income (Expenses), Net	(102.0)	(245.2)	158.0	(87.6)	(85.4)	(185.7)	27.7	(17.6)	333.6	150.8	144.3
(±)	Earnings (Losses) on Equity Investments	-	0.6	(0.1)	0.2	0.1	0.3	0.1	0.1	(0.5)	0.1	0.0
(-)	Goodwill Amortization	(93.2)	(142.8)	(223.7)	(29.3)	(50.0)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)
(±)	Other Operating Income (Expenses), Net	(39.7)	(11.8)	35.3	(9.0)	(5.5)	(3.0)	43.1	0.7	(5.4)	(1.5)	(2.0)
(-)	Expenses with Placement of Shares	-	(52.8)	-	(50.2)	(2.6)	-	-	-	-	-	-
(=)	Operating Income (Loss)	33.3	(62.5)	565.3	(56.1)	5.5	17.0	185.3	93.9	269.1	19.1	24.6
	Margin	1.8%	-2.5%	15.7%	-8.6%	0.7%	1.8%	18.4%	9.7%	39.5%	3.2%	3.9%
(±)	Non-operating Result, Net	2.7	(1.0)	2.0	(0.9)	2.1	1.2	0.3	0.1	0.4	3.0	2.3
(=)	Income (Loss) before Taxes	36.0	(63.5)	567.3	(57.0)	7.6	18.2	185.6	94.0	269.5	22.1	26.9
(±)	Income and Social Contribution Taxes	(22.2)	5.8	(203.9)	16.3	(2.6)	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)
(±)	Minority Interest	3.3	(6.9)	(6.2)	(0.5)	(5.8)	(1.6)	(1.8)	(0.6)	(2.3)	0.6	0.7
(=)	Net Income (Loss) for the Year	17.1	(64.6)	357.3	(41.2)	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2
	Margin	0.9%	-2.6%	9.9%	-6.3%	-0.1%	0.6%	12.3%	6.5%	24.2%	2.3%	2.4%
●	EBITDA	340.9	517.7	928.0	132.8	168.5	329.1	272.6	197.9	128.4	49.5	75.9
	Margin	17.9%	20.9%	25.7%	20.2%	22.5%	34.9%	27.0%	20.4%	18.8%	8.4%	12.1%
●	EBITDAH (Ebitda adjusted by Hedge)	275.6	308.6	853.7	88.1	56.4	203.2	280.9	233.2	136.4	133.3	142.7
	Margin	15.0%	13.6%	24.2%	14.4%	8.9%	24.8%	27.6%	23.2%	19.8%	19.7%	20.6%
●	EBIT	228.6	377.8	631.1	110.8	143.5	258.8	213.1	167.3	(8.1)	(75.9)	(63.1)
	Margin	12.0%	15.2%	17.5%	16.9%	19.2%	27.4%	21.1%	17.2%	-1.2%	-12.8%	-10.1%
●	Depreciation & Amortization	112.3	139.9	297.0	22.1	25.0	70.3	59.5	30.6	136.5	125.4	139.0

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December, 2007	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

Balance Sheet	Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In million of reais)	FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Cash and Cash Equivalents	35.2	61.0	643.8	62.2	61.0	176.2	56.7	976.8	643.8	579.0	135.1
Marketable Securities	3.9	770.5	573.3	420.4	770.5	633.6	345.7	303.7	573.3	237.4	6.5
Trade Accounts Receivable	119.1	212.6	112.3	156.1	212.6	232.2	277.4	212.1	112.3	140.4	107.3
Derivative Financial Instruments	0.9	288.6	37.6	-	288.6	72.8	15.2	8.5	37.6	94.0	3.6
Inventories	339.8	390.8	503.4	587.3	390.8	876.2	1,221.2	857.9	503.4	790.2	1,194.8
Advances to Suppliers	94.6	132.7	211.4	102.6	132.7	167.3	174.2	184.0	211.4	308.6	304.5
Related Parties	44.8	0.0	-	-	0.0	0.1	-	0.1	-	-	-
Deferred Income and Social Contribution Taxes	14.2	41.4	38.1	14.1	41.4	58.3	56.9	144.9	38.1	26.9	24.2
Other Assets	61.4	115.7	104.9	72.1	115.7	133.3	124.7	121.7	104.9	94.2	75.1
Current Assets	713.9	2,013.4	2,224.7	1,414.8	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1
Accounts Receivable from Federal Government	-	-	318.4	-	-	-	-	-	318.4	318.4	331.4
Marketable Securities	1.2	0.1	-	1.2	0.1	-	-	-	-	-	-
Related Parties	0.6	-	0.0	-	-	-	0.0	0.1	0.0	0.0	0.0
CTN's-Restricted Brazilian Treasury Bills	47.0	104.9	123.3	56.8	104.9	109.6	114.0	119.2	123.3	127.8	135.9
Deferred Income and Social Contribution Taxes	51.5	361.8	242.5	87.9	361.8	342.9	299.3	214.0	242.5	261.6	277.1
Other Assets	15.8	99.4	112.3	14.0	99.4	96.5	93.7	112.9	112.3	108.1	105.8
Investments	13.1	13.4	93.2	13.5	13.4	13.6	13.6	13.7	93.2	13.8	13.9
Property, Plant and Equipment	1,481.6	1,656.4	2,013.1	1,256.0	1,656.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3
Goodwill	357.6	1,353.0	1,133.2	467.3	1,353.0	1,300.5	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2
Deferred Charges	2.4	2.3	2.6	2.3	2.3	2.4	2.3	2.2	2.6	3.2	3.6
Noncurrent Assets	1,970.9	3,591.3	4,038.6	1,899.1	3,591.3	3,469.1	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1
(=) Total Assets	2,684.8	5,604.8	6,263.4	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2
Loans and Financings	38.1	68.8	89.0	54.9	68.8	75.0	73.4	75.9	89.0	116.5	105.1
Derivatives Financial Instruments	3.2	65.4	35.5	-	65.4	32.5	20.5	2.5	35.5	48.0	31.2
Trade Accounts Payable	94.9	201.7	113.8	146.7	201.7	379.6	348.0	197.2	113.8	315.2	373.3
Salaries Payable	30.1	49.7	63.3	22.7	49.7	77.2	92.0	37.5	63.3	91.7	113.4
Taxes and Social Contributions Payable	88.1	111.1	126.2	129.0	111.1	134.8	107.3	114.8	126.2	131.5	101.0
Advances from Customers	188.1	79.2	49.4	49.7	79.2	55.1	98.4	83.2	49.4	41.0	28.7
Promissory Notes	14.6	55.8	1.3	43.8	55.8	41.0	37.8	3.7	1.3	1.3	-
Related Parties	1.4	0.1	0.7	0.0	0.1	0.1	0.7	-	0.7	-	-
Deferred Income and Social Contribution Taxes	4.9	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Dividends Proposed	-	-	75.8	-	-	-	-	-	75.8	75.8	0.0
Other Liabilities	30.8	32.8	31.4	21.7	32.8	64.7	64.9	27.2	31.4	11.5	12.3
Current Liabilities	494.1	670.0	591.7	473.9	670.0	865.3	848.4	547.5	591.7	838.1	770.5
Loans and Financing	798.4	2,002.7	2,770.4	787.5	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8
Taxes and Social Contributions Payable	217.4	446.9	338.5	216.5	446.9	435.2	355.8	346.2	338.5	336.5	345.0
Related Parties	0.6	1.4	-	1.2	1.4	1.4	1.7	-	-	-	-
Promissory Notes	48.1	12.7	-	12.4	12.7	3.6	-	-	-	-	-
Provision for Contingencies	245.9	907.4	728.0	372.3	907.4	886.5	705.4	717.4	728.0	741.0	757.5
Advances from Customers	80.8	86.9	49.5	61.7	86.9	89.6	87.1	42.5	49.5	15.6	14.5
Deferred Taxes on Revaluation Reserves	25.2	40.8	33.4	24.0	40.8	39.0	37.2	35.4	33.4	30.9	28.3
Other Liabilities	7.8	66.5	100.6	3.5	66.5	62.0	62.0	62.4	100.6	109.6	105.9
Noncurrent Liabilities	1,424.3	3,565.4	4,020.4	1,479.3	3,565.4	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9
Minority Shareholders' Interest	3.5	14.0	20.2	4.4	14.0	15.6	17.4	17.9	20.2	19.6	18.9
Capital	301.0	1,185.8	1,192.7	1,185.8	1,185.8	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7
Revaluation Reserves	326.6	195.9	195.0	196.2	195.9	195.6	195.4	195.2	195.0	194.7	194.5
Legal Reserve	7.1	-	16.0	4.7	-	-	-	-	16.0	16.0	16.0
Reserve for New Investments and Upgrading	-	-	227.3	-	-	-	-	-	227.3	227.3	227.3
Accumulated losses	128.2	(26.2)	-	(30.3)	(26.2)	(20.6)	103.4	167.0	-	13.9	29.4
Shareholders' Equity	762.9	1,355.4	1,631.0	1,356.3	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9
(=) Total Liabilities & Shareholders' Equity	2,684.8	5,604.8	6,263.4	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2
*The inter-harvest maintenance costs has been reclassified from inventory to PP&E in agreement with the Technical Instruction n. 01/2006 from IBRACON.
**The judicial deposits balance has been reclassified as deduction to provision for contingencies, in accordance with Deliberation n. 488/05 from CVM.

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December, 2007	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

Cash Flow Statement		Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In millions of reais)		FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Net Income (Loss) for the Year		17.1	(64.6)	357.3	(41.2)	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2
Non-cash Adjustments:
	Depreciation & Amortization	112.3	139.9	297.0	22.1	25.0	70.3	59.5	30.6	136.5	125.4	139.0
	Goodwill Amortization	93.2	142.8	223.7	29.3	50.0	56.4	55.6	55.9	55.9	56.0	56.6
	Accrued Financial Expenses	22.3	48.7	(190.6)	44.0	(14.2)	91.2	(1.8)	65.0	(344.9)	(103.0)	(63.2)
	Other Non-cash Items	17.0	(19.5)	128.2	(18.6)	(6.3)	8.7	4.6	(6.5)	121.4	(7.4)	(12.8)
(=)	Adjusted Net Profit (Loss)	262.0	247.4	815.5	35.6	53.6	231.9	241.7	208.4	133.5	84.5	134.8
(±)	Decrease (Increase) in Assets	(88.8)	(366.5)	165.0	202.9	(177.0)	(269.9)	(263.8)	356.6	342.1	(441.8)	(272.1)
(±)	Increase (Decrease) in Liabilities	15.1	51.7	(237.2)	(142.7)	73.8	204.6	(232.7)	(264.3)	55.3	217.1	(34.6)
(=)	Cash Flow from Operating Activities	188.3	(67.4)	743.3	95.8	(49.6)	166.6	(254.8)	300.7	530.8	(140.2)	(171.8)
Marketable Securities		40.8	(766.6)	197.2	(417.0)	(350.1)	136.9	287.9	42.0	(269.6)	338.7	230.9
Goodwill Paid in Equity Investment Acquisitions		(101.2)	(536.1)	(3.7)	-	(536.1)	(3.7)	-	-	-	(1.8)	(0.3)
Acquisition of Investments		(8.3)	-	(80.0)	(61.0)	61.0	-	-	(0.0)	(80.0)	(2.1)	-
Acquisition of Property, Plant and Equipment		(200.2)	(208.9)	(683.5)	(26.6)	(109.0)	(84.4)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)
Additions to Deferred Charges and Others		-	0.2	(0.6)	(0.1)	(0.1)	(0.2)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)
(=)	Cash Flow from Investment Activities	(268.8)	(1,511.4)	(570.7)	(504.6)	(934.3)	48.5	165.2	(69.3)	(715.1)	164.3	93.4
Gross Indebtedness		1,304.3	1,878.8	854.7	85.9	1,162.7	3.2	46.3	852.1	(47.0)	6.3	4.5
Payments of Principal and Interest on Debt		(1,319.4)	(1,159.9)	(375.6)	(582.7)	(180.0)	(103.2)	(76.2)	(170.3)	(25.9)	(95.2)	(370.0)
Capital Increase		64.4	885.8	6.9	885.8	-	-	-	6.9	-	-	-
Proposed Dividends		(1.6)	-	(75.8)	-	-	-	-	-	(75.8)	-	-
(=)	Cash Flows from Financing Activities	47.7	1,604.6	410.2	389.0	982.8	(100.0)	(29.9)	688.7	(148.7)	(88.9)	(365.5)
(=)	Total Cash Flow	(32.8)	25.8	582.8	(19.8)	(1.2)	115.2	(119.5)	920.1	(333.0)	(64.8)	(443.9)
(+)	Cash & Equivalents, Beginning	68.0	35.2	61.0	82.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0
(=)	Cash & Equivalents, Closing	35.2	61.0	643.8	62.2	61.0	176.2	56.7	976.8	643.8	579.0	135.1

Credit Statistics (LTM)		Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In million of reais)		FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Net Operating Revenues		1,900.4	2,477.9	3,605.1	2,193.7	2,477.9	2,851.0	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1
●	Gross Profit	561.8	756.6	1,123.9	671.9	756.6	972.9	1,112.1	1,193.9	1,123.9	799.5	580.9
●	EBITDA	340.9	517.7	928.0	424.1	517.7	737.5	903.0	968.1	928.0	648.5	451.8
●	EBIT	228.6	377.8	631.1	290.1	377.8	579.3	726.0	782.6	631.1	296.4	20.3
●	Net Financial Expenses	102.0	245.2	(158.0)	187.5	245.2	407.8	331.0	261.0	(158.0)	(494.5)	(611.1)
●	Net Profit	17.1	(64.6)	357.3	(62.4)	(64.6)	(53.0)	87.1	191.7	357.3	365.6	257.0
Liquid Funds		180.7	1,124.2	1,607.0	642.1	1,124.2	1,141.7	745.7	1,638.7	1,607.0	1,307.9	637.0
●	Cash & Marketable Securities	39.1	831.5	1,217.1	482.6	831.5	809.8	402.4	1,280.5	1,217.1	816.4	141.6
●	Advances to Suppliers	94.6	132.7	211.4	102.6	132.7	167.3	174.2	184.0	211.4	308.6	304.5
●	CTN's-Brazilian Treasury Bills	47.0	104.9	123.3	56.8	104.9	109.6	114.0	119.2	123.3	127.8	135.9
●	Land related to the Debentures	-	55.1	55.1	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1
Short-Term Debt		242.2	204.3	140.3	148.4	204.3	171.5	210.7	163.1	140.3	158.8	133.7
●	Loans and Financings	38.1	68.8	89.0	54.9	68.8	75.0	73.4	75.9	89.0	116.5	105.1
●	Debentures	-	0.5	-	-	0.5	0.4	0.4	0.4	-	-	-
●	Advances from Customers	188.1	79.2	49.4	49.7	79.2	55.1	98.4	83.2	49.4	41.0	28.7
●	Promissory Notes	14.6	55.8	1.3	43.8	55.8	41.0	37.8	3.7	1.3	1.3	-
●	Related Parties	1.4	0.1	0.7	0.0	0.1	0.1	0.7	-	0.7	-	-
Long-Term Debt		927.9	2,158.8	2,875.0	862.8	2,158.8	2,209.9	2,184.5	2,966.2	2,875.0	2,661.8	2,248.4
●	Loans and Financings	798.4	2,002.7	2,770.4	787.5	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8
●	Debentures	-	55.1	55.1	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1
●	Advances from Trading Co's	80.8	86.9	49.5	61.7	86.9	89.6	87.1	42.5	49.5	15.6	14.5
●	Promissory Notes	48.1	12.7	-	12.4	12.7	3.6	-	-	-	-	-
●	Related Parties	0.6	1.4	-	1.2	1.4	1.4	1.7	-	-	-	-
Total Debt		1,170.1	2,363.1	3,015.3	1,011.2	2,363.1	2,381.4	2,395.2	3,129.4	3,015.3	2,820.7	2,382.1
Net Debt		989.4	1,238.8	1,408.3	369.1	1,238.8	1,239.7	1,649.5	1,490.7	1,408.3	1,512.8	1,745.1
●	Net Debt excl. PESA/Debentures	799.9	863.5	1,028.3	160.8	863.5	860.3	1,267.4	1,112.1	1,028.3	1,131.4	1,354.1
Current Assets		713.9	2,013.4	2,224.7	1,414.8	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1
Current Liabilities		494.1	670.0	591.7	473.9	670.0	865.3	848.4	547.5	591.7	838.1	770.5
Shareholders' Equity		762.9	1,355.4	1,631.0	1,356.3	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9
Capex - Property, Plant and Equipment		268.8	1,511.4	570.7	561.4	1,511.4	1,412.3	1,225.2	789.9	570.7	455.0	526.8
●	Capex - Operational	122.0	208.9	475.1	137.2	208.9	243.2	302.6	354.4	475.1	557.9	612.0
EBITDA Margin		17.9%	20.9%	25.7%	19.3%	20.9%	25.9%	26.9%	26.4%	25.7%	19.9%	15.7%
●	Gross Profit Margin	29.6%	30.5%	31.2%	30.6%	30.5%	34.1%	33.1%	32.5%	31.2%	24.6%	20.2%
●	EBIT Margin	12.0%	15.2%	17.5%	13.2%	15.2%	20.3%	21.6%	21.3%	17.5%	9.1%	0.7%
●	Net Profit Margin	0.9%	-2.6%	9.9%	-2.8%	-2.6%	-1.9%	2.6%	5.2%	9.9%	11.2%	8.9%
Net Debt ÷ Shareholders' Equity
●	Net Debt %	56.5%	47.8%	46.3%	21.4%	47.8%	47.7%	52.6%	48.9%	46.3%	47.9%	51.3%
●	Shareholders' Equity %	43.5%	52.2%	53.7%	78.6%	52.2%	52.3%	47.4%	51.1%	53.7%	52.1%	48.7%
Net Debt excl. PESA ÷ Equity
●	Net Debt excl. PESA %	51.2%	38.9%	38.7%	10.6%	38.9%	38.7%	46.1%	41.7%	38.7%	40.8%	44.9%
●	Shareholders' Equity %	48.8%	61.1%	61.3%	89.4%	61.1%	61.3%	53.9%	58.3%	61.3%	59.2%	55.1%
Long-Term Payable Debt to Equity Ratio		0.9x	0.5x	0.9x	0.4x	0.5x	0.5x	0.5x	1.0x	0.9x	0.8x	0.6x
Liquidity Ratio (Current Assets ÷ Current Liabilities)		1.4x	3.0x	3.8x	3.0x	3.0x	2.7x	2.7x	5.1x	3.8x	2.7x	2.4x
Net Debt ÷ EBITDA		2.9x	2.4x	1.5x	0.9x	2.4x	1.7x	1.8x	1.5x	1.5x	2.3x	3.9x
●	Net Debt excl. PESA ÷ EBITDA	2.3x	1.7x	1.1x	0.4x	1.7x	1.2x	1.4x	1.1x	1.1x	1.7x	3.0x
●	Short-Term Net Debt ÷ EBITDA	0.7x	0.4x	0.2x	0.3x	0.4x	0.2x	0.2x	0.2x	0.2x	0.2x	0.3x
Net Debt ÷ (EBITDA - Capex)		13.7x	-1.2x	3.9x	-2.7x	-1.2x	-1.8x	-5.1x	8.4x	3.9x	7.8x	-23.3x
●	Net Debt ÷ (EBITDA - Operational Capex)	4.5x	4.0x	3.1x	1.3x	4.0x	2.5x	2.7x	2.4x	3.1x	16.7x	-10.9x
Interest Cover (EBITDA ÷ Net Financial Exp.)		3.3x	2.1x	-5.9x	2.3x	2.1x	1.8x	2.7x	3.7x	-5.9x	-1.3x	-0.7x
●	Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.1x	1.3x	-2.9x	1.5x	1.3x	1.2x	1.8x	2.4x	-2.9x	-0.2x	0.3x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)		10.3%	19.8%	-11.2%	50.8%	19.8%	32.9%	20.1%	17.5%	-11.2%	-32.7%	-35.0%

18 of 18

Cosan Limited

Unaudited Condensed Consolidated Financial Statements

for the six-month periods ended October 31, 2007 and 2006

COSAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets at October 31, 2007 (Unaudited)
and April 30, 2007	2
Condensed Consolidated Statements of Income for the six-month periods
ended October 31, 2007 and 2006 (Unaudited)	4
Condensed Consolidated Statements of Shareholders’ Equity for the
six-month period ended October 31, 2007 (Unaudited)	5
Condensed Consolidated Statements of Cash Flows for the six-month
periods ended October 31, 2007 and 2006 (Unaudited)	6
Notes to the Condensed Consolidated Financial Statements (Unaudited)
October 31, 2007	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited (successor Company to Cosan S.A. Industria e Comércio in a transaction among companies under common control) and subsidiaries as of October 31, 2007, the related condensed consolidated statements of income and cash flows for the six-month periods ended October 31, 2007 and 2006 and the condensed consolidated statement of shareholders’ equity for the six-month period ended October 31, 2007. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited (successor Company to Cosan S.A. Industria e Comércio in a transaction among companies under common control) and subsidiaries as of April 30, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated May 31, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of April 30, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil	ERNST & YOUNG
December 11, 2007	Auditores Independentes S.S.
CRC2SP015199/O-8

/s/ Luiz Carlos Nannini

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
October 31, 2007 and April 30, 2007
(In thousands of U.S. dollars, except share data)

	(Unaudited) October 31, 2007	April 30, 2007
Assets		(restated)
Current assets:
Cash and cash equivalents	77,037	316,542
Restricted cash	1,780	17,672
Marketable securities	1,131,612	281,879
Trade accounts receivable, less allowances: October 31, 2007 – 2,113; April 30, 2007 – 4,013	61,352	55,206
Inventories	676,967	247,480
Advances to suppliers	173,448	103,961
Other current assets	90,597	116,763
	2,212,793	1,139,503

Property, plant and equipment, net	1,405,094	1,194,050
Goodwill	562,654	491,857
Intangible assets, net	105,178	93,973
Accounts receivable from Federal Government	190,038	156,526
Other non-current assets	209,998	177,460
	2,471,962	2,113,867

Total assets	4,684,755	3,253,370

2

	(Unaudited) October 31, 2007	April 30, 2007
Liabilities and shareholders’ equity		(restated)
Current liabilities:
Trade accounts payable	212,015	55,938
Advances from customers	16,435	24,275
Taxes payable	51,705	57,543
Salaries payable	63,805	31,109
Current portion of long-term debt	44,010	36,076
Derivative financial instruments	26,779	9,779
Dividends payable	-	37,261
Other liabilities	7,279	22,238
	422,028	274,219
Long-term liabilities:
Long-term debt	1,226,173	1,342,496
Estimated liability for legal proceedings and labor claims	459,824	379,191
Taxes payable	130,494	106,897
Advances from customers	8,333	24,333
Deferred income taxes	144,657	141,587
Other long-term liabilities	50,963	47,485
	2,020,444	2,041,989

Minority interest in consolidated subsidiaries	550,040	463,551

Shareholders’ equity
Common stock class A, $.01 par value, 1,000,000,000 shares authorized; 111,678,000 shares issued and outstanding	1,117	-
Common stock class B1, $.01 par value, 96,332,044 shares authorized, issued and outstanding	963	963
Common stock class B2, $.01 par value, 92,554,316 shares authorized; no shares issued	-	-
Additional paid-in capital	1,473,250	354,022
Accumulated other comprehensive income	116,035	36,696
Retained earnings	100,878	81,930
Total shareholders’ equity	1,692,243	473,611
Total liabilities and shareholders' equity	4,684,755	3,253,370

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Six-month periods ended October 31, 2007 and 2006
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Six months
	ended October 31,
	2007	2006
		(restated)
Net sales	629,268	887,749
Cost of goods sold	(583,675)	(593,771)
Gross profit	45,593	293,978
Selling expenses	(82,133)	(63,192)
General and administrative expenses	(54,501)	(46,025)
Operating income (loss)	(91,041)	184,761

Other income (expense):
Financial income	307,687	295,440
Financial expenses	(178,368)	(206,110)
Other	(405)	18,385

Income before income taxes, equity in income of affiliates and minority interest	37,873	292,475

Income taxes	(9,834)	(100,027)

Income before equity in income of affiliates and minority interest	28,039	192,448
Equity in income (loss) of affiliates	(2,033)	153
Minority interest in net income of subsidiaries	(7,058)	(95,251)
Net income	18,948	97,349

Earnings per share:
Basic and Diluted	0.13	0.98

Weighted average number of shares outstanding:
Basic and Diluted	140,752,618	99,747,279

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Six-month period ended October 31, 2007
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Class A Common number	Class A Common amount	Class B Common number	Class B Common amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance at May 1, 2007	-	-	1,000	-	-	-	-	-

Contribution of 51% of Cosan S.A. equity	-	-	96,331,044	963	354,872	76,159	81,930	513,924
Issuance of common shares class A for cash	100,000,000	1,000	-	-	994,814	-	-	995,814
Issuance of common shares class A for cash	11,678,000	117	-	-	122,502	-	-	122,619
Stock compensation	-	-	-	-	1,062	-	-	1,062
Net income	-	-	-	-	-	-	18,948	18,948
Currency translation adjustment	-	-	-	-	-	39,876	-	39,876
Total comprehensive income								58,824

Balances at October 31, 2007	111,678,000	1,117	96,332,044	963	1,473,250	116,035	100,878	1,692,243

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Six-month periods ended October 31, 2007 and 2006
(In thousands of U.S. dollars)
(Unaudited)

	Six months
	Ended October 31,
	2007	2006
Cash flow from operating activities		(restated)
Net income	18,948	97,349
Adjustments to reconcile net income to cash used in operating activities
Depreciation and amortization	158,997	83,129
Deferred income and social contribution taxes	(14,531)	88,157
Interest, monetary and exchange variation	(97,641)	96,133
Minority interest in net income of subsidiaries	7,058	95,251
Others	12,652	(13,130)
Decrease (increase) in operating assets and liabilities
Trade accounts receivable, net	(1,280)	(29,348)
Inventories	(388,349)	(388,453)
Advances to suppliers	(52,206)	(19,378)
Trade accounts payable	146,778	68,242
Derivative financial instruments	42,496	(131,370)
Taxes payable	(16,214)	(52,470)
Other assets and liabilities, net	(14,502)	(42,591)
Net cash used in operating activities	(197,794)	(148,479)
Cash flows from investing activities
Restricted cash	18,830	59,873
Marketable securities	(791,758)	198,284
Acquisition of property, plant and equipment	(184,851)	(51,133)
Other	(1,207)	(62)
Net cash provided by (used in) investing activities	(958,986)	206,962
Cash flows from financing activities
Proceeds from issuance of common stock	1,118,433	-
Additions of long-term debt	-	25,295
Payments of long-term debt	(260,419)	(95,641)
Net cash provided by (used in) financing activities	858,014	(70,346)
Effect of exchange rate changes on cash and
cash equivalents	59,261	9,105
Net decrease in cash and cash equivalents	(239,505)	(2,758)
Cash and cash equivalents at beginning of period	316,542	29,215
Cash and cash equivalents at end of period	77,037	26,457

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(In thousands of U.S. dollars, unless otherwise stated)

1.  Operations and Purpose

Cosan Limited (“Cosan” or the “Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the unaudited consolidated interim financial statements have as their primary activity the production of ethanol and sugar. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

On August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this operation Cosan Ltd. became the controlling shareholder of Cosan S.A.

This is a transaction among companies under common control. The transferred equity interests of Cosan S.A. have been recognized at the carrying amounts in the accounts of Cosan S.A. at the date of transfer. The financial statements of Cosan Limited for the six-month period ended October 31, 2007 reflect the results of operations of the entities as though the transfer of equity occurred at the beginning of the period. Additionally, the financial statements for the six-month period ended October 31, 2006 have been restated to reflect the combination of entities under common control to furnish comparative information. Earnings per share has been computed assuming that the share issued in connection with the formation of Cosan Limited, and the shares of Cosan S.A. contributed into Cosan Limited have been outstanding from the beginning of the periods.

7

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

1.  Operations and Purpose--Continued

Shareholders’ equity as April 30, 2007 has been stated as follows:

	Class B Common stock number	Class B Common stock amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
As stated
Cosan Limited	1,000	-	-	-	-	-
Cosan S.A. Indústria e Comércio	-	535,105	160,944	71,953	160,648	928,650
Contribution of 51% of Cosan S.A. equity as of April 30, 2007	96,331,044	272,904	82,081	36,696	81,930	473,611
Reclassification from common stock	-	(271,941)	271,941	-	-	-
As restated	96,332,044	963	354,022	36,696	81,930	473,611

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of U$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

2.  Presentation of the Consolidated Financial Statements

a. Basis of Reporting for Interim Financial Statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the six-month period ended October 31, 2007, are not necessarily indicative of the results that may be expected for the year ending April 30, 2008.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

8

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.  Presentation of the Consolidated Financial Statements--Continued

a. Basis of Reporting for Interim Financial Statements--Continued

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” using the real as the functional currency.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.7440=US$ 1.00 at October 31, 2007 and R$2.0339=US$1.00 at April 30, 2007.

b. Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c. Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

9

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

2.  Presentation of the Consolidated Financial Statements--Continued

c. Recently issued accounting standards--Continued

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This statement is required to be adopted by Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

10

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

3.  Cash and Cash Equivalents

	October 31, 2007	April 30, 2007
Local currency
Cash and bank accounts	54,258	16,208
Foreign currency
Cash and bank accounts	22,779	300,334
	77,037	316,542

4.  Marketable Securities

	October 31, 2007	April 30, 2007
Investment funds	1,129,355	-
Bank Deposits Certificate	2,257	281,873
Other fixed income securities	-	6
	1,131,612	281,879

The investment funds balance consists of fixed income investments expressed in U.S. dollars with international prime banks, remunerated at an average rate of 5.2% p.a. and available for prompt redemption.

5.  Derivative Financial Instruments

Cosan S.A. has entered into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variation in the international market and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan S.A. recognizes all derivatives on the balance sheet at fair value.

There are no derivative instruments designated as hedges.

11

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

5.  Derivative Financial Instruments--Continued

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	October 31, 2007	April 30, 2007	October 31, 2007	April 30, 2007
Commodities derivatives
Future contracts:
Purchase commitments	928	-	11	-
Sell commitments	152,321	247,882	575	47,427
Options:
Purchased	-	58,587	-	4,502
Written	105,307	-	(3,510)	-

Foreign exchange derivatives
Future contracts:
Purchase commitments	897	-	(8)	-
Forward contracts:
Sale commitments	327,860	153,824	47,834	13,274
Swap agreements	327,236	328,419	(23,261)	(9,779)
Total assets			48,420	65,203
Total liabilities			(26,779)	(9,779)

Where quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as other current assets.

6.  Inventories

	October 31, 2007	April 30, 2007
Finished goods:
Sugar	233,851	5,730
Ethanol	239,493	8,731
Others	1,962	1,681
	475,306	16,142
Annual maintenance cost of growing crops	133,209	183,157
Others	68,452	48,181
	676,967	247,480

The increase in finished goods and decrease in annual maintenance cost of growing crops relate to the beginning of the 2007/2008 harvest period which occurred in middle March 2007.

12

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.  Long-term Debt

Long-term debt is summarized as follows:

	Financial charges
	Index	Average annual interest rate	October 31, 2007	April 30, 2007
Resolution 2471 (PESA)	IGP-M	3.95%	244,986	196,545
	Corn price variation	12.50%	419	685
Senior notes due 2009	US Dollar	9.0%	40,915	200,000
Senior notes due 2017	US Dollar	7.0%	406,922	407,311
IFC	US Dollar	7.44%	65,480	67,677
Perpetual notes	US Dollar	8.25%	458,839	459,035
Others	Various	Various	52,622	47,319
			1,270,183	1,378,572
Current liability			(44,010)	(36,076)
Long-term debt			1,226,173	1,342,496

Long-term debt has the following scheduled maturities:

October 31,
2009	9,769
2010	48,187
2011	40,439
2012	3,446
2013	8,187
2014	1,313
2015 and thereafter	1,114,832
Total	1,226,173

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. Guarantees have been provided by Cosan’s indirect subsidiary, Usina da Barra.

13

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.  Long-term Debt--Continued

Senior notes due 2009--Continued

On October 25, 2007, Cosan S.A. advanced payment of part of the debt thus reducing debt principal by US$164,192 thousand, of which US$3,301 was paid on November 8, 2007. In this operation there was advance settlement of interest and payment of bonus in the total amount of US$17,294, which was recorded in Financial expenses account.

Senior notes due 2017

On January 26, 2007, the indirect wholly-owned subsidiary Cosan Finance Limited issued US$400 million of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in February 2017 and bear interest at a rate of 7% per annum, payable semi-annually. Guarantees have been provided by the subsidiary, Usina da Barra.

Perpetual notes

On January 24 and February 10, 2006, the wholly-owned subsidiary Cosan S.A. Indústria e Comércio issued perpetual notes. The perpetual notes are listed in the Luxembourg Stock Exchange - EURO MTF and are subject to interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan S.A., be redeemed as from February 15, 2011 on any interest payment date. Perpetual notes are guaranteed by Cosan S.A and by Usina da Barra.

14

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

7.  Long-term Debt--Continued

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (CTNs) in an effort to restructure their agricultural debt.  The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs.  Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of October 31, 2007 and April 30, 2007 amounted to US$101,996 and US$82,205 respectively, and is classified as other non-current assets.

Cosan’s subsidiaries are subject to certain restrictive covenants related to limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries.

15

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

8.  Estimated Liability for Legal Proceedings and Labor Claims

	October 31, 2007	April 30, 2007
Tax contingencies	403,418	329,493
Civil and labor contingencies	56,406	49,698
	459,824	379,191

Cosan’s subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under the caption other non-current assets have been made for some of these suits amounting to US$26,079 (US$21,274 on April 30, 2007). Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending of legal resolution certain legal proceedings.

Tax contingencies refer, substantially, to suits filed by Cosan and its subsidiaries, relating to several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA - Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of October 31, 2007 are related to Excise tax - IPI credit premium in the amount of US$149,479, Value added tax - ICMS in the amount of US$23,108, IAA tax contribution in the amount of US$44,792, and Social Contributions in the amount of US$123,936.

16

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

8.  Estimated Liability for Legal Proceedings and Labor Claims--Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	October 31, 2007	April 30, 2007
Tax assessment – Withholding Income Tax	84,616	73,037
IPI Premium Credit resulting from Regulatory Ruling No. 67/98	87,097	70,860
ICMS - State value added tax	35,494	28,964
IAA – Sugar and Ethanol Institute	27,873	23,706
IPI – Federal value-added tax	41,961	31,921
Others	23,275	18,574
	300,315	247,062

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121, million was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations for the year ended April 30, 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined. The Company is expecting a final decision relative to the payment terms within three years, which is expected to be in the form of public debt, to be received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers’ fees in the amount of US$18,783 relating to this suit were recorded in general and administrative expenses in the statements of operations for the year ended April 30, 2007. At October 31, 2007, the updated amounts are US$190,038 and US$23,937, respectively.

17

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

9.  Income Taxes

As mentioned in note 1, the Company is an exempted company located in Bermuda. Nevertheless, the Company’s subsidiaries located in Brazil file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2001. Additionally, the Cosan S.A. has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2002 through 2007.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	22,027
Accrued interest on unrecognized tax benefit	612
Settlements	(312)
Balance at October 31, 2007	22,327

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

18

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

10.  Share-based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A’s officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, the board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.50% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% may be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$3.50 per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.4% of the share capital at September 22, 2005. The remaining 1.35% may still be distributed.

The exercised options will be settled only through issuance of new common shares or treasury stock that Cosan S.A. may have in each date.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. with no cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

19

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

10.  Share-based Compensation--Continued

The fair value of stock-based awards was estimated using a binominal model with the following assumptions for the six-month period ended October 31, 2007:

	Awards granted on September 22, 2005	Awards granted on September 11, 2007
Grant price – US$	3.50	3.50
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date – US$	7.09	10.43

As of October 31, 2007 the amount of US$17,611 related to the unrecognized stock option compensation cost is expected to be recognized in 2.5 years. Cosan S.A. currently has no shares in treasury.

Additionally as of October 31, 2007 there were 3,335,013 options outstanding with a weighted-average exercise price of US$3.50.

11.  Other Comprehensive Income

The table below presents accumulated other comprehensive income for the six month periods ended October 31:

	Six months ended October 31,
	2007	2006
Net income	18,948	97,349
Currency translation adjustment	39,876	(9,444)
Total comprehensive income	58,824	87,905

20

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.  Segment Information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: Sugar, Ethanol and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sell these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records from the subsidiaries.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

21

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.  Segment Information--Continued

Measurement of segment profit or loss and segment assets

Cosan evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan is adjusted EBIT (earnings before interests and taxes excluding especial items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	October 31,
	2007	2006
Net sales — Brazilian GAAP:
Sugar	383,831	573,015
Ethanol	177,441	282,155
Others	66,130	31,014
Total	627,402	886,184

Reconciling item to U.S. GAAP
Sugar	1,866	1,565
Ethanol	-	-
Others	-	-
Total	1,866	1,565

Total net sales	629,268	887,749

22

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.  Segment Information--Continued

Measurement of segment profit or loss and segment assets--Continued

	October 31,
	2007	2006
Segment operating income - Brazilian GAAP
Sugar	(108,980)	94,097
Ethanol	(50,380)	46,334
Others	(18,776)	5,092

Operating income (loss) under Brazilian GAAP	(178,136)	145,523

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	22,190	26,632
Ethanol	10,258	13,114
Others	3,823	1,441
	36,271	41,187
Other adjustments
Sugar	31,816	(709)
Ethanol	13,847	(1,118)
Others	5,161	(122)
	50,825	1,949

Total sugar	(54,974)	120,020

Total ethanol	(26,275)	58,330

Total others	(9,792)	6,411

Operating income (loss) under U.S. GAAP	(91,041)	184,761

23

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

12.  Segment Information--Continued

Sales to principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the six-month periods ended October 31, as a percentage of our total sales of sugar:

Market	Customer	2007	2006
International	Tate & Lyle International	20%	8%
	Sucres Et Denrees	19%	45%
	S/A Fluxo Com Assess International	14%	12%
	Fluxo – Cane Overseas Ltd	13%	10%
	Coimex Trading Ltd	9%	9%

Domestic	Atacadão Distr Com Ind Ltda	11%	8%
	Nova América S/A – Agroenergia	5%	5%
	Companhia Brasileira de Distribuição	4%	10%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the six-month periods ended October 31, as a percentage of our total sales of ethanol:

Market	Customer	2007	2006
International	Vertical Uk LLP	38%	41%
	Vitol Inc.	30%	-
	Noble Americas Corporation	6%	-

Domestic	Shell Brasil Ltda.	32%	29%
	Euro Petróleo do Brasil Ltda.	18%	-
	Petrobrás Distribuidora S.A.	9%	8%

24

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

13.  Subsequent Event

On November 19, 2007, the Company held a Board of Directors’ Meeting, which approved the following main topics:

	Management compensation and stock option plan;
	Comitees of the Board of Directors and theirs members;
	Code of ethics;
	Execution of the “Commercial Opportunity Offering Agreement” by and between the Company and its direct subsidiary, Cosan S.A. Indústria e Comércio;
	Resignation of the board member, Mr. Teo Joo Kim, who was substituted by Mr. Mailson da Nóbrega.

The Extraordinary General Meeting of subsidiary Cosan S.A. Indústria e Comércio held on December 5, 2007, approved by majority voting the following:

▪
Capital increase of the subsidiary by R$1,736,700, through issue of 82,700,000 new common registered book entry shares with no nominal value, through private subscription, for issue price of R$21.00 each. On that date, the subsidiary’s capital started to be divided into 272,509,307 common registered book entry shares with no nominal value, in the total amount of R$2,935,031;

▪	Increase the amount of authorized capital limit of Cosan S.A. to R$4,500,000; and,

▪
Execution of the “Commercial Opportunity Offering Agreement” by and between the Company and its direct subsidiary, Cosan S.A. Indústria e Comércio, establishing terms and conditions for partnerships in commercial activities carried out by the controlling company.

25

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

13.  Subsequent Event--Continued

On December 10, 2007 Cosan S.A. made a public announcement of the closure of Usina Santa Luíza and Agropecuária Aquidaban, both located in the city of Motuca-SP and under shared control with other shareholders. Such decision aims to leverage operating and administrative synergies of the controlling groups, since all industrial and farming operations will be redirected to the units of the controlling groups in the proportion of the interest held in capital. Accordingly, unit Bonfim owned by the Cosan Group will absorb the increase of nearly 600 thousand tons of sugar cane in its installed capacity. This does not change the initial projection of future profitability of the business and assets of the acquired companies.

On December 11, 2007, Cosan S.A. held a Board of Directors’ Meeting, which unanimously approved a capital increase through issue of 38,725 new common registered book entry shares with no nominal value, in connection with its stock option plan. This is due to the exercise of the referred to option by eligible executives, for the issue price of R$6.1133 per share, established on the terms of the plan. Due to issue of new shares, Cosan S.A.’s capital was increased from R$2,935,031, divided into 272,509,307 common shares to R$2,935,268 as of the present date, divided into 272,548,032, common registered shares.

26

Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

October 31, 2007

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

October 31, 2007

Contents

Special Review Report of Independent Auditors	1

Unaudited Quarterly Financial Information

Unaudited Balance Sheets	3
Unaudited Statements of Income	5
Notes to the Unaudited Quarterly Financial Information	7
Report on Company’s Performance	47
Other Company’s Relevant Information	66

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio and Cosan S.A. Indústria e Comércio and subsidiaries for the quarter and six-month periods ended October 31, 2007, including the balance sheets, statements of income, report on the Company’s performance and other Company and subsidiaries’ relevant information, in accordance with accounting practices adopted in Brazil.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or could have significant effects on the Company’s operations and financial position.

3.
Based on our special review we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

4.
Our special review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of cash flows of Cosan S.A. Indústria e Comércio and Cosan S.A. Indústria e Comércio and subsidiaries for the quarter and six-month periods ended October 31, 2007, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the quarter and six-month periods ended October 31, 2007, taken as a whole.

5.
We have reviewed the balance sheets as of July 31, 2007 and the related notes, presented herewith for comparison purposes, and in our special review report dated September 10, 2007, we expressed an unqualified special review report on those balance sheets. We have also reviewed the statements of income for the quarter and six-month periods ended as of October 31, 2006, presented herewith for comparison purposes, and in our special review report dated December 1, 2006, we expressed an unqualified special review report on those statements of income.

São Paulo, December 11, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC2SP015199/O-6

/s/ Luiz Carlos Nannini

Luiz Carlos Nannini
Accountant CRC1SP171638/O-7

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

BALANCE SHEETS
October 31, 2007 and July 31, 2007
(In thousands of reais)
(Unaudited)

		Parent Company		Consolidated
		10/31/07	07/31/07	10/31/07	07/31/07
ASSETS
Current assets
Cash and cash equivalents	Note 4	81,681	145,442	135,100	578,973
Marketable securities	Note 5	11	229,410	6,491	237,428
Trade accounts receivable:
Domestic		16,074	27,407	85,854	92,175
Foreign		7,510	10,676	25,127	58,546
(-) Allowance for doubtful accounts		(675)	(954)	(3,685)	(10,340)
Derivative financial instruments	Note 6	3,554	94,029	3,554	94,029
Inventories	Note 7	562,902	346,290	1,194,841	790,209
Advances to suppliers	Note 8	120,387	112,829	304,492	308,647
Related parties	Note 9	94,265	447,195	-	-
Deferred income and social contribution taxes	Note 14	22,871	25,127	24,236	26,923
Other assets		42,728	59,760	75,076	94,238
		951,308	1,497,211	1,851,086	2,270,828

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 16	-	-	331,426	318,358
Related parties	Note 9	-	251	11	43
CTNs-Restricted Brazilian Treasury Bills	Note 15	20,904	19,655	135,886	127,771
Deferred income and social contribution taxes	Note 14	51,448	60,208	277,065	261,552
Other assets		25,608	30,902	105,752	108,106
Permanent assets
Investments	Note 10	1,692,471	1,187,464	13,872	13,849
Property, plant and equipment	Note 11	725,196	754,046	2,070,286	2,076,733
Goodwill	Note 12	483,751	519,870	1,090,235	1,146,574
Deferred charges		-	-	3,567	3,178
		2,999,378	2,572,396	4,028,100	4,056,164

Total assets		3,950,686	4,069,607	5,879,186	6,326,992

		Parent Company		Consolidated
		10/31/07	07/31/07	10/31/07	07/31/07
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	Note 15	64,021	63,869	105,072	116,521
Derivative financial instruments	Note 6	31,184	47,961	31,184	47,961
Trade accounts payable		160,180	126,680	373,295	315,207
Salaries payable		48,265	37,768	113,423	91,700
Taxes and social contributions payable	Note 13	35,949	51,829	101,037	131,539
Advances from customers		4,687	14,679	28,663	41,039
Promissory notes		-	1,268	-	1,268
Related parties	Note 9	25,899	9,459	-	-
Deferred income and social contribution taxes on revaluation reserve		-	-	5,486	5,486
Other liabilities		6,135	8,114	12,283	11,515
Dividends proposed	Note 17	2	75,783	34	75,815
		376,322	437,410	770,477	838,051

Noncurrent liabilities
Loans and financing	Note 15	1,025,451	1,396,753	2,178,807	2,591,126
Taxes and social contributions payable	Note 13	55,398	48,253	344,968	336,526
Related parties	Note 9	642,664	347,356	-	-
Provision for contingencies	Note 16	189,962	177,172	757,468	740,970
Advances from customers		-	-	14,533	15,646
Deferred income and social contribution taxes on revaluation reserve		-	-	28,303	30,859
Other liabilities		1,000	17,997	105,852	109,587
		1,914,475	1,987,531	3,429,931	3,824,714

Minority shareholders’ interest		-	-	18,889	19,561

Shareholders’ equity	Note 17
Capital		1,192,692	1,192,692	1,192,692	1,192,692
Legal reserve		15,954	15,954	15,954	15,954
Revaluation reserves		194,474	194,736	194,474	194,736
Reserve for new investments and modernization		227,349	227,349	227,349	227,349
Retained earnings		29,420	13,935	29,420	13,935
		1,659,889	1,644,666	1,659,889	1,644,666
Total liabilities and shareholders’ equity		3,950,686	4,069,607	5,879,186	6,326,992

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF INCOME
Three-month periods ended October 31, 2007 and 2006
(In thousands of reais, except for the income per share)
(Unaudited)
		Three-month periods
		Parent Company		Consolidated
		2007	2006	2007	2006
Gross operating revenue
Sales of goods and services		383,749	612,192	678,331	1,084,309
Taxes and sales deductions		(21,676)	(26,584)	(50,842)	(76,246)
Net operating revenue		362,073	585,608	627,489	1,008,063

Cost of goods sold and services rendered		(326,667)	(457,344)	(551,112)	(713,148)
		35,406	128,264	76,377	294,915
Gross profit

Operating income (expenses)
Selling expenses		(38,616)	(31,929)	(91,944)	(75,594)
General and administrative expenses		(28,319)	(28,899)	(43,858)	(48,100)
Management fees	Note 18	(1,245)	(926)	(1,681)	(1,257)
Financial income (expenses), net	Note 19	160,810	(6,525)	144,314	27,677
Earnings (losses) on equity investments	Note 10	(51,535)	113,888	23	77
Goodwill amortization		(36,119)	(30,094)	(56,626)	(55,550)
Other operating income (expenses), net	Note 20	11,595	(12,698)	(2,018)	43,090
		16,571	2,817	(51,790)	(109,657)
Operating income		51,977	131,081	24,587	185,258

Nonoperating income, net		148	120	2,294	331
Income before income and social contribution taxes		52,125	131,201	26,881	185,589

Income and social contribution taxes	Note 14	(36,902)	(7,444)	(12,330)	(60,070)

Minority shareholders’ interest		-	-	672	(1,762)

Net income for the period		15,223	123,757	15,223	123,757
Income per share – in Reais		0,08059	0,65914

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF INCOME
Six-month periods ended October 31, 2007 and 2006
(In thousands of reais, except for the income per share)
(Unaudited)

		Six-month periods
		Parent Company		Consolidated
		2007	2006	2007	2006
Gross operating revenue
Sales of goods and services		760,013	1,121,598	1,314,775	2,098,994
Taxes and sales deductions		(37,926)	(49,964)	(95,573)	(146,818)
Net operating revenue		722,087	1,071,634	1,219,202	1,952,176

Cost of goods sold and services rendered		(658,383)	(779,001)	(1,099,122)	(1,289,098)

Gross profit		63,704	292,633	120,080	663,078

Operating income (expenses)
Selling expenses		(65,920)	(53,196)	(153,027)	(135,654)
General and administrative expenses		(62,290)	(52,142)	(98,684)	(92,975)
Management fees	Note 18	(2,963)	(2,009)	(3,856)	(2,679)
Financial income (expenses), net	Note 19	331,910	(210,246)	295,156	(158,004)
Earnings (losses) on equity investments	Note 10	(100,640)	194,407	141	338
Goodwill amortization		(72,238)	(60,216)	(112,594)	(111,914)
Other operating income (expenses), net	Note 20	7,792	(10,510)	(3,499)	40,046
		35,651	(193,912)	(76,363)	(460,842)
Operating income		99,355	98,721	43,717	202,236

Nonoperating income, net		1,016	336	5,248	1,544
Income before income and social contribution taxes		100,371	99,057	48,965	203,780

Income and social contribution taxes	Note 14	(71,481)	30,078	(21,377)	(71,305)

Minority shareholders’ interest		-	-	1,302	(3,340)

Net income for the period		28,890	129,135	28,890	129,135
Income per share – in Reais		0,15295	0,68779

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)

1.  Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar and alcohol and co-generation of electric power from sugar cane both of their own plantations and third parties. The Company has 17 producing units, all located in the São Paulo State, with a nominal capacity of milling 40 million tons of sugar cane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated alcohol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

During the six-month period ended October 31, 2007, the main operations were as follows:

•
On June 25, 2007, the Company contributed capital in the amount of R$2,105 to subsidiary Etanol Participações S.A., parent company of Usina Santa Luiza S.A. and Agropecuária Aquidaban S.A., which management is jointly conducted with the other shareholders, keeping its 33.33% interest in Etanol Participações S.A. capital;

•	On June 25, 2007, the Company subscribed capital in former subsidiary Cosan Centroeste S.A. Açúcar e Álcool, in the amount of R$30,000, of which R$2,550 were paid up;

•	On July 23, 2007, the Company sold its interest in Cosan Centroeste S.A. Açúcar e Álcool at cost, for the amount of R$2,551;

•	On August 1, 2007, Cosan Limited, a company organized in Bermuda, became the controlling shareholder of Cosan S.A. Indústria e Comércio with interest of 51%; and,

•
On September 17, 2007, the indirect subsidiaries Barra Bioenergia S.A. and Corona Bioenergia S.A., were merged into FBA Bioenergia S.A., incorporating net assets of R$1 and R$1, respectively, and concurrently changed its name to Barra Bioenergia S.A.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.  Basis of Preparation and Presentation of the Quarterly Information

The quarterly information is the responsibility of the Company’s management and was prepared according to the accounting practices adopted in Brazil, to the standards of the Brazilian Securities Commission (CVM) and to the rules of the Sao Paulo Stock Exchange (BOVESPA) applicable to companies operating in the so-called “Novo Mercado”, not including all disclosures usually necessary in annual financial statements or those required by the accounting practices adopted in Brazil for complete financial statements.

The preparation of quarterly information involves the use of accounting estimates. Such estimates were based on objective and subjective aspects considering management’s judgment to determine the adequate amount to be recorded in the quarterly information. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recovery in operations, risk credit analysis to determine the allowance for doubtful accounts, and the analyses of other risks to determine other provisions, including the provision for contingencies, and the valuation of financial instruments and other assets and liabilities at the balance sheet date.

Actual results may significantly differ from these estimates once the underlying transactions are settled due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

Assets and liabilities are classified as current when these items are likely to be settled or realized within 12 months, or otherwise classified as noncurrent. Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries were translated into reais at the foreign exchange rate in force at the balance sheet date and the results of operations were translated at the average exchange rate for the period.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.  Basis of Preparation and Presentation of the Quarterly Information--Continued

The quarterly information for the three-month period and six-month periods ended October 31, 2007 include the changes established by Technical Instruction No. 01/2006, issued by the Brazilian Institute of Independent Auditors (IBRACON), adopted since April 30, 2007. With the adoption of the referred to instruction, the Company changed the manner of recording inter-harvest costs, which used to be deferred to be charged to inventory of the following harvest. With the change, fixed costs which used to be components of inter-harvest costs, of which the most significant was depreciation for the period of shut-down for maintenance, started to be charged to the statement of operations for the period. The parts and pieces that are usually replaced during the planned shut-down for maintenance, included in inter-harvest costs, started to be included planned in cost of property, plant and equipment, in a specific account, and depreciated during the following harvest period.

For purposes of additional information, the statements of cash flow, prepared in accordance with Accounting Standard and Procedure (NPC) No. 20, issued by IBRACON – the Brazilian Institute of Independent Auditors are being presented.

Net income for the six-month period ended October 31, 2007 does not necessarily indicate the result that may be expected for the year ending April 30, 2008.

The quarterly information and related notes are presented in thousands of reais, except where otherwise indicated.

Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic consolidation principles. The consolidated process included the following main procedures:

a)	Elimination of asset and liability accounts held among consolidated companies;
b)	Elimination of investments considering the interest held by the parent company in the subsidiaries’ equity;
c)	Elimination of elimination of revenue and expenses in consolidated intercompany operations; and,
d)	Elimination of unrealized income arising from relevant transactions carried out between consolidated companies.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

2.  Basis of Preparation and Presentation of the Quarterly Information--Continued

Etanol Participações S.A. and subsidiaries, whose controlling interest is shared with another economic group, are consolidated according to the Company’s ownership interest in the capital of Etanol.

The financial year of the companies included in the consolidation coincides with that of the Parent Company, except for Etanol Participações S.A., which year-end is December 31.

Consolidated companies are listed below:

	Interest as of
	October 31, 2007		July 31, 2007
	Direct	Indirect	Direct	Indirect
Cosan Operadora Portuária S.A.	90.0%	-	90.0%	-
Administração de Participações Aguassanta Ltda.	91.5%	-	91.5%	-
Agrícola Ponte Alta S.A.	-	98.4%	-	98.4%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	-	99.9%	-
Cosan S.A. Bioenergia	100.0%	-	100.0%	-
Corona Bioenergia S.A. (2)	-	-	-	98.4%
FBA Bioenergia S.A. (2)	-	-	-	98.4%
Barra Bioenergia S.A. (2)	-	98.4%	-	98.4%
Cosan International Universal Corporation	100.0%	-	100.0%	-
Cosan Finance Limited	100.0%	-	100.0%	-
DaBarra Alimentos Ltda.	-	98.4%	-	98.4%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	98.4%	-	98.4%
Usina da Barra S.A. Açúcar e Álcool	82.4%	16.0%	82.4%	16.0%
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	99.9%	0.1%
Etanol Participações S.A.	33.3%	-	33.3%	-
Cosan Centroeste S.A. Açúcar e Álcool (1)	-	98.4%	-	98.4%

(1) As mentioned in Note 1, on July 23, 2007 the Company sold its interest to indirect subsidiary Agrícola Ponte Alta S.A..
(2) As mentioned in Note 1 Barra Bioenergia and Corona Bioenergia were merged into, FBA Bioenergia and changed its name to Barra Bioenergia S.A..

3.  Summary of Principal Accounting Practices

The accounting practices adopted in the preparation of the quarterly information are consistent with those disclosed in the financial statements as of April 30, 2007.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

4.  Cash and Cash Equivalents

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Cash	24	49	107	350
Overnight investments (i)	-	-	24,828	370,177
Checking accounts	41,837	131,184	68,220	191,295
Amounts pending foreign exchange closing (ii)	39,820	14,209	41,945	17,151
	81,681	145,442	135,100	578,973

(i)	The overnight balance corresponds to short-term investment in US dollars with highly rated banks, which is remunerated according to Federal Funds rate, and may be promptly redeemed.

(ii)
Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

5.  Marketable Securities

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Bank Deposits Certificate – CDB	-	229,399	6,480	237,417
Other fixed income securities	11	11	11	11
	11	229,410	6,491	237,428

Investments in Bank Deposits Certificate – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 101.5% of Interbank Deposit Certificate – CDI.

6.  Derivative Financial Instruments

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
In assets:
Margin deposits	3,104	92,313	3,104	92,313
Option premium-long position	-	388	-	388
Unrealized results	450	1,328	450	1,328
	3,554	94,029	3,554	94,029
In liabilities:
Option premium-short position	9,577	7,158	9,577	7,158
Unrealized results	21,607	40,803	21,607	40,803
	31,184	47,961	31,184	47,961

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

6.   Derivative Financial Instruments--Continued

Margin deposits refer to net remittances of financial receipts related to daily adjustment of price variation margins in future contracts and options.

Unrealized results, in assets, refer to loss from derivative operations already settled with Commodities Exchanges, however without the corresponding physical shipment of hedged sugar volume.

Unrealized results, in liabilities, refer to gain from derivative operations already settled with Commodities Exchanges, however without the corresponding physical shipment of hedged sugar volume.

7.  Inventories

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Finished goods:
Sugar	220,271	57,067	411,564	143,023
Ethanol	197,639	105,179	424,746	215,302
Other	6,391	7,913	12,051	15,493
Harvest costs	90,699	124,005	234,491	296,820
Supplies and others	47,902	52,126	111,989	119,571
	562,902	346,290	1,194,841	790,209

8.  Advances to Suppliers

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Sugarcane suppliers	119,093	106,880	295,764	269,622
Equipment, material and service suppliers	1,294	5,949	8,728	39,025
	120,387	112,829	304,492	308,647

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

9.  Balances with Related Parties

	Assets
	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Usina da Barra S.A. Açúcar e Álcool	-	365,980	-	-
Cosan International Universal Corporation	17,502	43,926	-	-
Cosan S.A. Bioenergia	60,748	24,492	-	-
Cosan Operadora Portuária S.A.	8,991	7,084	-	-
Others	7,024	5,964	11	43
	94,265	447,446	11	43
Current	(94,265)	(447,195)	-	-
Noncurrent	-	251	11	43

	Liabilities
	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Cosan Finance Limited	667,896	356,148	-	-
Etanol Participações S.A.	667	667	-	-
Other	-	-	-	-
	668,563	356,815	-	-
Current	(25,899)	(9,459)	-	-
Noncurrent	642,664	347,356	-	-

	Parent Company		Consolidated
	08/01/07 to 10/31/07	08/01/06 to 10/31/06	08/01/07 to 10/31/07	08/01/06 to 10/31/06
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	117,252	445,921	(32)	(100)
Sale of finished goods and services	184,639	40,472	-	-
Purchase of finished goods and services	(102,721)	(153,677)	-	-
Transfer of advance for future capital increase to investments	(556,566)	-	-	-
Write-offs upon merger	-	(221,953)	-
Financial income	4,215	6,260	-	-

Transactions involving liabilities
Receipt of financial resources, net of payments	363,948	(1)	-	(892)
Financial incomes	(52,200)	-	-	-

The purchase and sale of products and services are carried out at arm’s length.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

9.  Balances with Related Parties--Continued

Amounts receivable from Usina da Barra referred basically to advances for future deliveries of sugar and advances for future capital increase. Such amounts accrued 100% of CDI interest. On October 1, 2007, Company management decided to increase capital into Usina da Barra S.A. Açúcar e Álcool. As such, as from said date, all the amount of R$556,566 at October 31, 2007 started to be treated as advance for future capital increase, not subject to interest. As described in Note 25, the capital increase in the amount of R$620,000 was approved by the Extraordinary General Meeting of November 30, 2007.

The balance receivable from Cosan International Universal Corporation corresponds to sales of finished products, which will be sold by the subsidiary company abroad. Average days sales outstanding averages 30 days, bearing no interest.

The balance receivable from Cosan S.A. Bioenergia corresponds to advance for future capital increase, which does not accrue interest.

The balances receivable from Cosan Operadora Portuária S.A. refer to advance payments for the rendering of port services, which do not accrue interest.

The balance payable to Cosan Finance Limited refers to two loan agreements to be settled in 2014, 2015, and 2016, which are subject to exchange variation to the US dollar and annual interest based on Libor rate, plus interest from 4.75% to 4.85% per year.

At October 31, 2007, the Company and its subsidiary Usina da Barra were lessees of 5,758 hectares of land (same July 31, 2007) (not reviewed by independent auditors) of Santa Bárbara Agrícola S.A., 13,653 hectares of land (12,751 hectares in July 31, 2007) (not reviewed by independent auditors) of Indústria Açucareira São Francisco S.A. and 17,803 hectares of land (17,192 hectares in July 31, 2007) (not reviewed by independent auditors) of Amaralina Agrícola Ltda., related companies which are controlled by Cosan. The amount paid by the Company and its subsidiary to the lessors in the six-month period ended October 31, 2007 totaled R$8,639 (R$11,939 as of October 31, 2006). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugar cane tons per hectare, valued based on the price stipulated by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

10.  Investments

	Parent Company
	Investees		Investors
	Equity	Operating result for the period	Interest %		Investments		Earnings (losses) on equity investments
	10/31/07	08/01/07 to 10/31/07	10/31/07	07/31/07	10/31/07	07/31/07	08/01/07 to 10/31/07	05/01/07 to 10/31/07	08/01/06 to 10/31/06	05/01/06 to10/31/06

Administração de Participações Aguassanta Ltda.	163,729	(17,974)	91,5	91,5	149,809	158,080	(8,271)	(16,446)	16,347	29,857
Usina da Barra S.A. Açúcar e Álcool (3)	1,490,799	(102,464)	82,4	82,4	1,326,263	812,154	(42,457)	(84,419)	82,053	149,867
Cosan Operadora Portuária S.A.	42,024	3,072	90,0	90,0	37,820	36,586	1,232	2,764	1,494	3,795
TEAS - Terminal Exportador de Álcool de Santos S.A.	43,240	441	32,0	32,0	13,837	13,814	23	141	77	338
Cosan Distribuidora de Combustíveis Ltda.	156	(112)	99,9	99,9	156	220	(63)	(112)	(18)	(65)
Cosan S.A. Bioenergia	85,575	-	100,0	100,0	85,575	85,575	-	-	-	-
Grançucar S.A. Refinadora de Açúcar (1)	3,243	-	99,9	99,9	26	26	-	-	-	-
Cosan Finance Limited	1,400	4,651	100,0	-	1,400	-	1,424	1,424	-	-
Etanol Participações S.A.	232,710	(14,398)	33,3	33,3	77,562	(80,986)	(3,423)	(3,992)	-	-
Other investments (2)	-	-	-	-	23	23	-	-	13,935	10,615
					1,692,471	1,187,464	(51,535)	(100,640)	113,888	194,407
(1)	The investment balance is reduced by a provision for losses, in the amount of R$3,217;
(2)	The ‘Earnings (losses) on equity investments’ column includes the results computed by companies merged into Cosan in the year ended April 30, 2007;
(3)	Includes transfer of balance of advance for future capital increase of R$556,566.

	Parent Company	Consolidated
Balances as July 31, 2007	1,187,464	13,849
Earnings (losses) on equity investments	(51,535)	23
Advances for future capital increase	556,566	-
Translation loss	(24)	-
Balances as of October 31, 2007	1,692,471	13,872

During the six-month period ended October 31, 2007, the subsidiary Cosan International Universal Corporation posted operating income in the amount of R$4,686. Such income was recognized by the parent company in the statement of income for the period under Other operating income (expenses), net, as a matching entry to the provision for devaluation of equity investments, classified as Other non-current liabilities, due to this subsidiary had capital deficiency in the amount of R$630 (R$7,812 in July 31, 2007).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

10.  Investments--Continued

During the six-month period ended October 31, 2007, the subsidiary Cosan Finance Limited posted operating income in the amount of R$4,651. Considering that the Company had previously recognized a provision for devaluation of equity investments, classified as Other non-current liabilities, due to the capital deficiency presented by this subsidiary, the equity pickup result was credited to Other operating income (expenses),net, in the amount of R$3,227, and posted against the referred to provision. The balance of R$1,424 referring to the result of the subsidiary was credited to earnings (losses) on equity investments in the statement of income for the period.

On June 25, 2007, the Company contributed capital to Etanol Participações S.A., remitting funds in the amount of R$2,105, which corresponds to 2,114,784 common registered shares with no par value. The Company’s interest in Etanol’s capital was kept at 33.3%.

On June 25, 2007, the Company subscribed for a capital increase amounting to R$30,000 in former subsidiary Cosan Centroeste S.A. Açúcar e Álcool, through the issue of 30,000,000 new common registered shares with no par value. Out of the total capital increase, Cosan paid up R$2,550 via current account credits; the remainder, in the amount of R$27,450, will be paid up with assets and cash no later than December 31, 2007.

On July 23, 2007, the Company sold its interest in Cosan Centroeste S.A. Açúcar e Álcool to indirect subsidiary Agrícola Ponte Alta S.A. at cost, for the amount of R$2,551, which did not result in any gain or loss.

On September 17, 2007, the indirect subsidiary FBA Bioenergia S.A. merged with Barra Bioenergia S.A. and Corona Bioenergia S.A., incorporating net assets of R$1 and R$1, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

11.  Property, Plant and Equipment

		Parent Company
		10/31/07				07/31/07
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	72,589	108,150	-	180,739	180,739
Machinery, equipment and installations	10.86	328,318	-	(191,165)	137,153	134,408
Vehicles	21.46	37,668	-	(26,833)	10,835	9,875
Furniture, fixtures and computer equipment	17.02	26,306	-	(13,100)	13,206	10,290
Buildings and improvements	4.00	122,693	-	(19,887)	102,806	81,913
Construction in progress	-	86,793	-	-	86,793	117,011
Sugar cane planting costs	20.00	279,505	-	(95,944)	183,561	180,953
Parts and components to be periodically replaced	100.00	59,824	-	(51,067)	8,757	37,993
Other	-	1,346	-	-	1,346	864
		1,015,042	108,150	(397,996)	725,196	754,046

		Consolidated
		10/31/07				07/31/07
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	212,185	362,615	-	574,800	574,831
Machinery, equipment and installations	12.66	956,713	141,454	(775,633)	322,534	319,037
Vehicles	21.98	101,764	8,993	(89,712)	21,045	20,468
Furniture, fixtures and computer equipment	16.33	49,859	107	(28,663)	21,303	18,129
Buildings and improvements	4.11	324,105	54,264	(110,485)	267,884	231,394
Construction in progress	-	280,603	-	-	280,603	254,107
Sugar cane planting costs	20.00	786,632	-	(308,090)	478,542	474,203
Parts and components to be periodically replaced	100.00	124,488	-	(105,576)	18,912	80,108
Advances for fixed asset purchases	-	85,999	-	-	85,999	105,789
Other	-	1,881	-	-	1,881	1,884
Provision for property, plant and equipment devaluation		(3,217)	-	-	(3,217)	(3,217)
		2,921,012	567,433	(1,418,159)	2,070,286	2,076,733
The balance of R$280,603 at October 31, 2007 (R$254,107 in July 31, 2007) under construction in progress consists of investments in manufacturing plants’ modernization and for increased product storage capacity.

The balance of R$85,999 in October 31, 2007 (R$105,789 in July 31, 2007) under advances for fixed assets acquisition consists of advances for purchase of machinery and equipment by electric power co-generation companies.

At October 31, 2007, consolidated property, plant and equipment included the amount of R$425,040 (R$429,958 on July 31, 2007) related to net balance of revaluations.

Profit and loss for the six-month period include the amount of R$9,858 in October 31, 2007 (R$5,296 in 2006) referring to depreciation of revalued assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

12.  Goodwill

		Parent Company
		10/31/07			07/31/07
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(379,741)	12,875	32,507
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(35,046)	28,674	31,860
Goodwill on the acquisition of Grupo Mundial	10	127,953	(22,392)	105,561	108,760
Goodwill on the payment of capital of Mundial	10	21,142	(3,348)	17,794	18,323
Goodwill on the acquisition Corona (ABC 125 and ABC 126)	10	267,824	(46,867)	220,957	227,651
Goodwill on the acquisition Usina Açucareira Bom Retiro S.A.	10	115,165	(17,275)	97,890	100,769
		988,420	(504,669)	483,751	519,870

		Consolidated
		10/31/07			07/31/07
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(379,741)	12,875	32,507
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(35,046)	28,674	31,860
Goodwill on the acquisition of Usina da Barra	20	35,242	(24,699)	10,543	12,305
Goodwill on the constitution of FBA	10	22,992	(15,328)	7,664	8,239
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(15,683)	8,435	9,037
Goodwill on the acquisition of Guanabara Agro Industrial S.A.	20	27,747	(27,361)	386	1,773
Goodwill on the acquisition of Grupo Destivale	10	69,918	(17,518)	52,400	54,147
Goodwill on the acquisition of Grupo Mundial	10	127,953	(22,392)	105,561	108,760
Goodwill on the payment of capital of Mundial	10	21,142	(3,348)	17,794	18,323
Goodwill on the acquisition of Corona	10	818,831	(139,813)	679,18	699,488
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(17,276)	97,889	100,769
Goodwill on the acquisition of Etanol Participações S.A.	10	69,651	(655)	68,996	69,366
		1,789,095	(698,860)	1,090,235	1,146,574

13.  Taxes and Social Contributions Payable

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
ICMS – State VAT	2,224	9,094	2,948	20,957
INSS – Social Security	7,410	7,212	13,517	14,426
PIS – Social Integration Program	405	318	1,247	1,186
COFINS – Social Security Funding	1,812	1,467	5,689	5,457
Tax Recovery Program – REFIS	-	-	289,357	291,013
Special Tax Payment Program – PAES	61,701	63,431	86,960	89,581
Income and social contribution taxes payable	11,976	10,120	33,720	31,202
Others	5,819	8,440	12,567	14,243
	91,347	100,082	446,005	468,065
Current liabilities	(35,949)	(51,829)	(101,037)	(131,539)
Noncurrent liabilities	55,398	48,253	344,968	336,526

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.  Taxes and Social Contributions Payable--Continued

Noncurrent amounts become due as follows:

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
13 to 24 months	10,931	9,865	37,050	38,725
25 to 36 months	10,931	9,865	36,405	37,953
37 to 48 months	10,493	9,598	35,196	36,743
49 to 60 months	10,274	9,224	34,956	36,185
61 to 72 months	7,878	9,701	31,195	35,739
73 to 84 months	944	-	21,624	22,890
85 to 96 months	944	-	21,624	22,890
Above 97 months	3,003	-	126,918	105,401
	55,398	48,253	344,968	336,526

Tax Recovery Program - REFIS

In 2000, several of the former subsidiaries that now are part of Usina da Barra and the former Corona signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

The balances at October 31 and July 31, 2007 are as follows:

	Consolidated
	10/31/07	07/31/07
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges calculated upon TJLP variation	109,741	107,081
Payments made	(112,612)	(108,296)
	289,357	291,013
Current liabilities	(20,680)	(23,033)
Noncurrent liabilities	268,677	267,980

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.  Taxes and Social Contributions Payable--Continued

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10,684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, of the National Fund For Economic Development (FNDE), and the INSS. Installments are adjusted monthly based on the TJLP variation.

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts, which, according to the Company and its subsidiaries controls, are as follows:

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,914	83,914
INSS contributions	13,216	13,216	24,709	24,709
Amortization	(36,919)	(34,439)	(55,041)	(51,405)
Monetary restatement	23,311	22,561	33,378	32,363
	61,701	63,431	86,960	89,581
Current installments	(9,836)	(19,459)	(14,602)	(24,174)
Noncurrent installments	51,865	43,972	72,358	65,407

Installments have been paid based on 1.5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

13.  Taxes and Social Contributions Payable--Continued

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filing.

14.  Income and Social Contribution Taxes

a)	Reconciliation of income and social contribution tax expenses:

	Company				Consolidated
	08/01/2007 to 10/31/2007	05/01/2007 to 10/31/2007	08/01/2006 to 10/31/2006	05/01/2006 to 10/31/2006	08/01/2007 to 10/31/2007	05/01/2007 to 10/31/2007	08/01/2006 to 10/31/2006	05/01/2006 to 10/31/2006
Income before income and social contribution taxes	52,125	100,371	131,201	99,057	26,881	48,965	185,589	203,780
Income and social contribution taxes at nominal rate (34%)	(17,723)	(34,126)	(44,608)	(33,679)	(9,140)	(16,648)	(63,100)	(69,285)
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(17,522)	(34,218)	38,721	66,097	8	48	26	115
Non-deductible goodwill amortization	(838)	(1,676)	(269)	(540)	(838)	(1,676)	(2,201)	(4,673)
Non-deductible donations and contributions	(409)	(830)	(1,184)	(1,612)	(681)	(1,545)	(1,338)	(2,242)
Deferred taxes on temporary differences in subsidiaries	-	-	-	-	-	-	3,902	3,902
Others	(410)	(631)	(104)	(188)	(1,679)	(1,556)	2,641	878
Total current and deferred taxes	(36,902)	(71,481)	(7,444)	30,078	(12,330)	(21,377)	(60,070)	(71,305)
Effective rate	70.80%	71.22%	5.67%	-	45.87%	43.66%	32.37%	34.99%

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.  Income and Social Contribution Taxes--Continued

b)	Deferred income and social contribution tax assets:

	Parent company
	10/31/07				07/31/07
	Basis	Tax income 25%	Social contribution tax 9%	Total	Total
Provision for contingencies and other temporary differences	114,028	28,507	10,263	38,770	38,690
Income tax losses	104,530	26,133	-	26,133	34,291
Social contribution tax losses	104,631	-	9,416	9,416	12,354
Deferred taxes		54,640	19,679	74,319	85,335
Current assets				(22,871)	(25,127)
Noncurrent assets				51,448	60,208

	Consolidated
	10/31/07				07/31/07
	Basis	Tax income 25%	Social contribution tax 9%	Total	Total
Provision for contingencies and other temporary differences	667,069	166,767	60,036	226,803	223,276
Income tax losses	219,083	54,771	-	54,771	47,934
Social contribution tax losses	219,185	-	19,727	19,727	17,265
Deferred taxes		221,538	79,763	301,301	288,475
Current assets				(24,236)	(26,923)
Noncurrent assets				277,065	261,552

Deferred taxes on income and social contribution tax loss carryforwards must be realized in up to 2 years (parent company) and up to 10 years (consolidated), according to expectation of future profitability of the Company and its subsidiaries, as demonstrated in financial projections prepared by management and to be approved by the Board of Directors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

14.  Income and Social Contribution Taxes--Continued

b)	Deferred income and social contribution tax assets:--Continued

The recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
2008	22,871	25,127	24,236	26,923
2009	16,594	23,559	40,087	41,249
2010	5,159	3,869	41,918	41,524
2011	5,159	3,869	42,212	41,818
2012	5,159	3,869	39,454	29,857
2013 a 2017	19,377	25,042	113,394	107,104
	74,319	85,335	301,301	288,475

Estimates for recovery of the tax credits were based on projections of taxable income, taking into consideration several financial and business assumptions on the balance sheet preparation date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.  Loans and Financings

	Financial charges (1)			Parent Company		Consolidated			Guarantees (2)
Purpose	Index	Average annual interest rate		10/31/07	07/31/07	10/31/07	07/31/07	Final maturity	10/31/07	07/31/07
Senior Notes Due 2009	Dollar (US)	9.0%		68,206	385,176	68,206	385,176	November/2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%		-	-	709,672	777,911	February/2017	-	-

Perpetual notes	Dollar (US)	8.25%		800,216	861,883	800,216	861,883	-	-	-

IFC	Dollar (US)	7.44%		114,197	118,655	114,197	118,655	January/2013	-	-
Resolution 2471	IGP-M Corn price variation	3.95 12.5	% %	87,212 136	83,856 144	526,182 731	507,793 1,404	December/2020 October/2025	National Treasury Securities and land mortgage	National Treasury Securities and land mortgage

Others	Various	Various		19,505	10,908	64,675	54,825	Various	Mortgage, inventories and chattel mortgage on financed assets	Mortgage, inventories and chattel mortgage on financed assets
				1,089,472	1,460,622	2,283,879	2,707,647
Current				(64,021)	(63,869)	(105,072)	(116,521)
Noncurrent				1,025,451	1,396,753	2,178,807	2,591,126

(1)	Financial charges at October 31, 2007, except when otherwise indicated;
(2)	All loans and financings are guaranteed by promissory notes and guarantees by the Company and its shareholders, in addition to the security described above.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
(In thousands of reais)

15.  Loans and Financing--Continued

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
13 to 24 months	19,773	17,017	24,756	23,183
25 to 36 months	87,163	391,516	92,618	397,039
37 to 48 months	18,486	15,485	24,638	21,282
49 to 60 months	9,247	15,473	14,387	20,861
61 to 72 months	19,628	28,859	21,952	31,467
73 to 84 months	-	-	2,290	2,199
85 to 96 months	-	-	959	1,652
Thereafter	871,154	928,403	1,997,207	2,093,443
	1,025,451	1,396,753	2,178,807	2,591,126

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. At October 31, 2007, these certificates, classified as noncurrent assets, amounted to R$20,904 (R$19,655 at July 31, 2007), Company, and R$135,886 (R$127,771 at July 31, 2007), consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be paid in 2020, Company, and 2025, consolidated.

Senior Notes

a)	Due 2009

On October 18, 2004, the Company issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$200 million. These Senior Notes bear interest at a rate of 9% per annum, payable semi-annually in May and November of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

15. Loans and Financing--Continued

Senior Notes--Continued

a)	Due 2009--Continued

On October 25, 2007, Company advanced payment of part of this debt, reducing the amount of debt principal by R$293,151, equivalent to US$164,192 thousand, of which R$5,718, equivalent to US$3,301, was settled on November 8, 2007. This operation also involved advance settlement of interest and bonus payment in the total amount of R$30,160, which was recognized in financial income (expenses), net. Due to the advance payment, certain restrictive covenants are not due.

The remaining debt balance, including swap, at October 31, 2007, is R$81,785.

b)	Due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

IFC – International Finance Corporation

On June 28, 2005, the Company entered into a credit facility agreement in the total amount of US$70 million with the IFC, comprising an “A loan” of US$50 million and a “C loan” of US$20 million. The “C loan” was withdrawn on October 14, 2005 while the funds from the “A loan” were released at February 23, 2006. Under the agreement, the Company has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of the Company in connection with its Initial Public Offering. On November 7, 2005, IFC informed the Company of its intention to exercise the conversion option in relation to the amount of US$5 million, which translated on November 16, 2005 totaled outlay of R$10,980 referring to “C loan”, which was converted into 228,750 common registered shares in connection with the public offer realized on November 2005.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

15. Loans and Financing--Continued

IFC – International Finance Corporation--Continued

Interest payments accrued on these loans are due on a semi-annual basis and are payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes the Company’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lumpsum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The operations are guaranteed by the industrial facilities under “Usina Rafard”, and by a guarantee provided by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

The Company, together with its controlling shareholder and its subsidiaries, entered into an Equity Rights Agreement with IFC, whereby tag along right and a put option have been granted to IFC, which requires the Company’s controlling shareholders to hold a minimum interest of 51% in the Company’s share capital.

Perpetual Notes

On January 24 and February 10, 2006, the Company issued Perpetual Notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and are subject to interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date. Perpetual notes are secured by the Company and by Usina da Barra.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

15. Loans and Financing--Continued

Restrictive Covenants in the Loan and Financing Agreements

The Company and its subsidiaries are subject to certain restrictive covenants, the main ones being as follows:

•	restriction on transactions with shareholders and affiliated companies;
•	restriction on payment of dividends and other payment restrictions affecting subsidiaries; and,
•	restriction on guarantees granted on assets.

All the covenants have been fully met by the Company and its subsidiaries.

Expenses with issue of Notes

Expenses incurred with issue of Senior and Perpetual Notes are recorded as other assets and as prepaid expenses, in current and noncurrent assets respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

Due to the advance payment of the Senior Notes due in 2009, mentioned in item a) above, there was reversal to the statement of income for the period of the amount of R$5,591 in the financial income (expenses), net. The amount of reversal represents the amount of expenses in proportion to settlement of the debt on October 25, 2007.

16. Provision for Contingencies

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Tax	193,360	179,731	703,895	682,186
Civil and labor	7,916	7,737	99,055	102,600
	201,276	187,468	802,950	784,786
Judicial deposits	(11,314)	(10,296)	(45,482)	(43,816)
	189,962	177,172	757,468	740,970

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

16. Provision for Contingencies--Continued

The Company and its subsidiaries are a party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of their legal advisors. Management believes resolution of these disputes will have no effect significantly different from the estimated amounts accrued.

Tax contingencies refer, substantially, to suits filed by the Company and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA – Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The main tax contingencies are as follows:

	Parent Company		Consolidated
	10/31/07	07/31/07	10/31/07	07/31/07
Credit premium - IPI	133,639	131,266	260,692	255,873
ICMS credits	11,809	11,200	40,300	39,048
Contribution to IAA	-	-	78,117	77,383
PIS and Cofins	19,544	17,215	123,936	121,562
Others	28,368	20,050	200,850	188,320
	193,360	179,731	703,895	682,186

On October 10, 2007, subsidiary Usina da Barra S.A. Açúcar e Álcool started to participate in the PPI Program (Program for Payment of ICMS Debts In Installments), approved by State Decree No. 51960/07, dated July 4, 2007, providing for reduction of 75% penalty and arrears interest of 60%, calculated through to payment date.

The Company paid the tax debt in the total amount of R$11,507, which basically refers to judicial proceedings considered by the Company’s legal advisors as involving a possible loss, as such were not fully recognized in the quarterly information. The effect on the result for the period amounted to R$10,395, of which R$3,529 and R$6,866 were recorded in Other operating expenses and Financial income (expenses), net accounts.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

16. Provision for Contingencies--Continued

In relation to tax contingencies considered to involve possible loss, there were no significant changes in the quarter ended October 31, 2007, as under:

	Parent Company		Consolidated
	10/31/07	07/31/06	10/31/07	07/31/06
Tax assessment – withholding income tax	151,858	150,239	151,898	150,239
IPI credit – IN 67/98	-	-	147,571	145,884
ICMS – State Value added Tax	6,734	6,608	67,235	63,386
IAA - Sugar and Ethanol Institute	-	-	48,611	48,418
IPI - Federal Value-added tax	15,644	15,436	73,180	72,391
Other	12,133	11,799	40,588	43,259
	186,369	184,082	529,083	523,577

Contingent credits

i)	IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court previously unused tax credits of approximately R$288,655 in October 31, 2007 (R$279,273 at July 31, 2007), related to IPI premium credit (Decree Law No. 491, dated March 5, 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period May 1992 to December 2006. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

ii)	Accounts receivable from federal government

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government, since, at the time the sector was under the Government’s control, the product prices were mandatorily established at levels that did not conform to the reality of the sector, created by the Government itself.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

16. Provision for Contingencies--Continued

ii)	Accounts receivable from federal government--Continued

The indemnification suits are still being challenged in court and, as such, were not recorded in the subsidiary’s financial statements as of October 31, 2007. However, on February 28, 2007, the subsidiary recognized a gain in the P&L for the period, in the amount of R$318,358, corresponding to one of the above-mentioned proceedings, for which a final and unappealable decision was rendered in favor of subsidiary, as per decision handed down at the end of October 31, 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recognized under Financial income (expenses), net, against the account Credit from indemnification suit, under noncurrent assets. The Company is expecting a final decision regarding the form of payment, which should take place by means of securities issued in connection with public debts, to be received in 10 years, after the final decision is handed down for the enforcement proceeding. The Company, based on the opinion of its legal advisors, estimates that the discussion on the enforcement proceeding will be concluded in three years. The lawyers’ fees referring to this suit was recognized in General and administrative expenses, in the amount of R$38,203, against the account Other liabilities, under noncurrent liabilities.

In the quarter ended October 31, 2007, these amounts were monetarily restated by reference to the IPCA-E variation and totaled R$331,426 and R$39,771, corresponding to the proceeding and lawyers’ fees, respectively. Credit entry of R$13,068, and debit entry of R$1,568 were recorded in Financial income (expenses), net.

17. Shareholders’ Equity

a)	Capital

On August 1, 2007, Cosan Limited, a company incorporated in Bermuda, became the controlling shareholder of Cosan S.A. Indústria e Comércio (the “Company”), in which it holds 51% interest.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

17. Shareholders’ Equity--Continued

a)	Capital--Continued

This operation was carried out by means of a corporate restructuring involving the Company’s former direct controlling shareholders, to wit, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”). Referred to shareholders contributed capital to Cosan Limited in the form of Company’s common shares, as stated below, thus becoming part of the Company’s indirect ownership structure:

Shareholder	Number of shares of the Company’s issue contributed as capital to Cosan Limited	Interest held in the Company
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

On August 16, 2007, Cosan Limited took part in a Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 100,000,000 Class A shares.

In consonance with the IPO, Cosan Limited is conducting a public distribution of Brazilian Depositary Receipts (“BDRs”), which represent Class A shares and have been traded at the São Paulo Stock Exchange since August 17, 2007.

In addition, the controlling company Cosan Limited, is carrying out a Global Stock Exchange Offering in order to acquire the shares issued by Cosan S.A., through exchange for class A shares, BDRs or class B2 shares, the last case being exclusively allowed to shareholders of Cosan S.A. considering the base shareholding position for exchange for class B2 shares. The offering company is also conducting a Stock Public Offering in the United States through a Registration Statement filed with SEC, offering the possibility of: (i) shareholders of Cosan S.A. considered to be USA nationals to exchange shares of Cosan S.A. held by them for class A shares, or for B2 shares, in this case exclusively for shareholders considering the base shareholding position for exchange for B2 shares; (ii) shareholders of vehicles having direct investments in Cosan S.A. through the mechanisms established by Law No. 4131/62 (the “Direct Investors”) to exchange  their shares of the referred to vehicles, as long as the referred to investment vehicle does not present operating activities, contingencies or hold any asset other than the shares (the “shares of vehicles”), for class A shares of the offering company, or for B2 shares, in this case exclusively for the direct investors based on the base shareholding position for exchange for B2 shares.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

17. Shareholders’ Equity--Continued

a)	Capital--Continued

Shareholders participating in the Global Stock Exchange Offering in the USA will receive class A shares or B2 shares, this last case being exclusively allowed to shareholders of Cosan S.A. based on the base shareholding position for exchange of B2 shares.

The Global Share Exchange Offering is still being analyzed by the Brazilian Securities Commission (CVM).

At October 31, and July 31, 2007, capital was divided into 188,886,360 common registered book entry shares with no nominal value.

b)	Legal reserve

At April 30, 2007, the Company distributed 5% of the net income determined in the year legal reserve, as per the articles of incorporation and in compliances with the Brazilian Corporate Law, in amount of R$15,954.

c)	Dividends

According to the Company’s article of incorporation, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6404/76. The dividend amounts determined at April 30, 2007 corresponded to R$75,783, which was fully paid since August 6, 2007.

d)	Reserve for new investments and modernization

The Company management has approved at the shareholders’ meeting that a portion of earnings be retained as of April 30, 2007, in the amount of R$227,349, in order to continue investments and the modernization process. Such reserve was approved by Annual General Meeting realized at August 30, 2007.

18. Management Fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

19. Financial Income (Expenses), Net

	Parent Company				Consolidated
	08/01/2007 to 10/31/2007	05/01/2007 to 10/31/2007	08/01/2006 to 10/31/2006	05/01/2006 to 10/31/2006	08/01/2007 to 10/31/2007	05/01/2007 to 10/31/2007	08/01/2006 to 10/31/2006	05/01/2006 to 10/31/2006
Financial expenses
Interest (1)	(69,860)	(124,838)	(59,900)	(115,298)	(55,828)	(145,501)	(76,645)	(117,899)
Monetary restatement of liabilities	(2,798)	(3,283)	(1,935)	(3,178)	(17,090)	(20,064)	(9,025)	(20,720)
Exchange variation of liabilities (2)	161,312	293,239	-	(68,949)	163,692	298,229	(361)	(71,308)
Results from derivatives (3)	(1,096)	(8,337)	(49,479)	(201,555)	(31,256)	(38,497)	(49,479)	(201,555)
CPMF expenses	(5,079)	(8,024)	(3,964)	(7,231)	(6,561)	(11,681)	(7,838)	(13,625)
Bonus paid upon early settlement of Senior Notes 2009	(30,160)	(30,160)	-	-	(30,160)	(30,160)	-	-
Bank expenses	(139)	(280)	(1,435)	(2,609)	(463)	(873)	(1,548)	(3,295)
	52,180	118,317	(116,713)	(398,820)	22,334	51,453	(144,896)	(428,402)
Financial income
Interest (1)	7,809	12,292	8,786	13,491	4,630	18,234	7,866	19,478
Monetary restatement of assets	666	778	563	563	15,826	16,552	1,462	6,057
Exchange variation of assets (2)	(17,644)	(23,651)	27,611	31,399	(17,663)	(23,686)	24,309	27,279
Results from derivatives (3)	98,069	189,135	55,268	75,854	98,070	189,136	57,808	83,959
Earnings from marketable securities	19,640	34,875	17,825	41,377	20,817	44,084	18,751	44,383
Discounts obtained (4)	90	164	135	25,890	300	(617)	62,377	89,242
	108,630	213,593	110,188	188,574	121,980	243,703	172,573	270,398
	160,810	331,910	(6,525)	(210,246)	144,314	295,156	27,677	(158,004)

(1) Includes results from currency and interest rate swap operations;
(2) Includes exchange gain on liabilities in foreign currency;
(3) Includes result of futures, option, swap and NDF operations; and,
(4) Included at October 31, 2006, discounts obtained on promissory notes and payment of State VAT (ICMS) under a tax amnesty program.

20. Other Operating Income (Expenses), Net

	Parent Company				Consolidated
	08/01/2007 to 10/31/2007	05/01/2007 to 10/31/2007	08/01/2006 to 10/31/2006	05/01/2006 to 10/31/2006	08/01/2007 to 10/31/2007	05/01/2007 to 10/31/2007	08/01/2006 to 10/31/2006	05/01/2006 to 10/31/2006
State tax amnesty – ICMS	-	-	(11,460)	(11,460)	-	-	41,927	41,927
Setting up (reversal) of provision for tax, civil and labor contingencies	(1,045)	(1,840)	66	1,694	2,257	587	(33)	(4,982)
Setting up (reversal) of valuation allowance for permanent shareholdings	10,493	7,725	(1,845)	(1,845)	(23)	(47)	(36)	(70)
Others	2,147	1,907	541	1,101	(4,252)	(4,039)	1,232	3,171
	11,595	7,792	(12,698)	(10,510)	(2,018)	(3,499)	43,090	40,046

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

21. Statement of EBITDA (Not reviewed by independent auditors)

	Consolidated
	8/1/07 to 10/31/07	8/1/06 to 10/31/06	11/1/06 to 10/31/07	11/1/05 to 10/31/06
Net operating revenue	627,489	1,008,063	2,872,082	3,356,161
Less:
Cost of goods sold and services rendered	(551,112)	(713,148)	(2,291,139)	(2,244,055)
Selling expenses	(91,944)	(75,594)	(299,395)	(235,753)
General and administrative expenses and management fees	(45,539)	(49,357)	(253,045)	(175,910)
Other operating income (expenses), net	(2,018)	43,090	(8,236)	25,590
Plus:
Depreciation and amortization	139,027	59,531	431,506	176,940
EBITDA	75,903	272,585	451,773	902,973

EBITDA of the Company and subsidiaries may be reconciled with operating results as follows:

	Consolidated
	8/1/07 to 10/31/07	8/1/06 to 10/31/06	11/1/06 to 10/31/07	11/1/05 to 10/31/06
Operating income	24,587	185,258	406,774	151,567
Plus:
Goodwill amortization	56,626	55,550	224,366	191,219
Financial income (expenses), net	(144,314)	(27,677)	(611,127)	331,022
Earnings (losses) on equity investments	(23)	(77)	254	(580)
Expenses with placement of shares	-	-	-	52,805
Depreciation and amortization	139,027	59,531	431,506	176,940
EBITDA	75,903	272,585	451,773	902,973

22. Financial Instruments

a)	Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which the Company and its subsidiaries are exposed. The Company carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

22. Financial Instruments--Continued

b)	Price risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

At October 31, 2007 the Company had 1,083,663 tons of sugar (1,456,665 tons at July 31, 2007), hedged by negotiations with financial instruments, as shown below:

Derivatives based on contract NY11 (NYBOT)
Month	Quotation at 10/31/07 (¢/lb)	Hedged volume (T)	Average price (¢/lb)	Market value 10/31/07 (R$ thousand)
Oct/07	9.98	384,691	9.98	(1,495)
Mar/08	9.98	200,666	10.29	2,401
Jul/08	10.09	342,138	10.16	892
Oct/08	10.43	38,100	10.55	170
Total		965,594	10.09	1,967

Derivatives based on contract London # 5 (LIFFE)
Month	Quotation at 10/31/07 (US$/lb)	Hedged volume (T)	Average price (US$/lb)	Market value at 10/31/07 (R$ thousand)
Aug/07	283.60	30,692	325.64	2,250
Oct/07	283.60	41,527	271.17	(900)
Dec/07	283.60	23,350	280.31	(134)
Aug/08	290.50	22,500	305.06	572
Total		118,069	293.59	1,787

Derivatives based on contract NY11 (NYBOT)
Month	Quotation at 07/31/07 (¢/lb)	Hedged volume (T)	Average price (¢/lb)	Market value 07/31/07 (R$ thousand)
May/07	10.33	39,980	9.56	(1,274)
Jul/07	10.33	352,677	9.13	(17,525)
Oct/07	10.33	680,771	11.01	18,456
Mar/08	10.42	31,750	11.04	812
Jul/08	10.51	141,630	10.34	(977)
Oct/08	10.77	38,100	10.55	(354)
Total		1,284,907	10.36	(862)

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

22. Financial Instruments--Continued

b)	Price risk--Continued

Derivatives based on contract London # 5 (LIFFE)
Month	Quotation at 07/31/07 (US$/lb)	Hedged volume (T)	Average price (US$/lb)	Market value 07/31/07 (R$ thousand)
May/07	309.40	2,922	352.20	234
Aug/07	309.40	91,986	326.06	2,876
Oct/07	309.40	54,350	317.63	840
Aug/08	309.20	22,500	305.06	(175)
Total		171,758	321.09	3,775

Derivatives based on contract RBOB Gasoline (NYMEX)
Month	Quotation at 10/31/07 (US$/Gallon)	Hedged volume (M3)	Average price (US$/Gallon)	Market value 10/31/07 (R$ thousand)
Dec/07	2.34	2,544	1.89	(528)
Jan/08	2.35	2,544	1.91	(513)
Feb/08	2.37	2,544	1.93	(512)
Mar/08	2.38	2,544	1.98	(474)
Apr/08	2.50	2,544	2.09	(482)
May/08	2.51	2,544	2.18	(390)
Total		15,264	2.00	(2,899)

Derivatives based on contract RBOB Gasoline (NYMEX)
Month	Quotation at 07/31/07 (US$/Gallon)	Hedged volume (M3)	Average price (US$/Gallon)	Market value 07/31/07 (R$ thousand)
Aug/07	2.11	2,544	2.27	202
Sept/07	2.11	2,544	2.07	(50)
Oct/07	2.01	2,544	2.02	10
Total		7,631	2.12	162

c)	Foreign exchange risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in the OTC segment with leading institutions.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

22. Financial Instruments--Continued

c)	Foreign exchange risk--Continued

At October 31, 2007, the Company had US$277,000 thousand (US$420,000 thousand at July 31, 2007) protected by negotiations with financial instruments, as shown below:

Derivatives based on commercial dollar contract (BM&F)
Month	Quotation at 10/31/07 (R$/US$)	Hedged volume (US$ thousand)	Average price (R$/US$)	Market value 10/31/07 (R$ thousand)
Nov/07	1.7440	74,000	2.0774	24,583
Dec/07	1.7424	71,000	2.1026	24,731
Jan/08	1.7492	36,000	2.0445	10,090
Feb/08	1.7573	16,000	2.1232	5,563
Mar/08	1.7640	52,000	2.0170	12,269
Apr/08	1.7712	28,000	2.0114	6,186
Total		277,000	2.0642	83,422

Derivatives based on commercial dollar contract (BM&F)
Month	Quotation at 07/31/07 (R$/US$)	Hedged volume (US$ thousand)	Average price (R$/US$)	Market value 07/31/07 (R$ thousand)
Aug/07	1.8776	59,000	2.1317	7,636
Sep/07	1.8910	41,000	2.1022	4,406
Oct/07	1.8971	43,000	2.0335	2,899
Nov/07	1.9038	74,000	2.0774	6,390
Dec/07	1.9098	71,000	2.1026	6,787
Jan/08	1.9158	36,000	2.0445	2,223
Feb/08	1.9227	16,000	2.1232	1,565
Mar/08	1.9286	52,000	2.0170	2,133
Apr/08	1.9348	28,000	2.0114	970
Total		420,000	2.0743	35,009

Additionally, the Company was engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% p.a. to 81% do CDI. The total nominal contracted amount of US$90,300 thousand, R$257,671 on the date the contract was entered into, corresponding to total interest payable by the maturity date of the Senior Notes, of which the amount of US$36,300 thousand was incurred and paid by October 31, 2007 (same at July 31, 2007). The financial result obtained in this type of transaction is recognized on a pro-rata temporis basis as a contra entry to the Senior Notes interest expense. In the six-month period ended October 31, 2007, the Company determined a negative result on these swap operations in the amount of R$5,665 (R$6,856 in 2006).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

22. Financial Instruments--Continued

c)	Foreign exchange risk--Continued

At October 31 and July 31, 2007, the Company’s and its subsidiaries’ net exposure to changes in U.S. dollar exchange rate variation was as follows:

	Consolidated
	10/31/07		07/31/07
	R$	US$ (in thousands)	R$	US$ (in thousands)
Amounts pending foreign exchange closing	41,945	24,051	17,151	9,135
Cash and cash equivalents	24,828	14,236	370,177	197,154
Derivative financial instruments – assets (1)	3,104	1,780	92,701	49,372
Notes receivable from abroad	25,127	14,408	58,546	31,181
Loans in foreign currency	(114,197)	(65,480)	(118,655)	(63,195)
Advances from customers (2)	(31,501)	(18,063)	(40,002)	(21,305)
Senior Notes due in 2009	(68,206)	(39,109)	(375,520)	(200,000)
Senior Notes due in 2017	(709,672)	(406,922)	(777,911)	(414,311)
Perpetual notes	(800,216)	(458,839)	(861,883)	(459,034)
Derivative financial instruments – liabilities (3)	(9,577)	(5,491)	(7,158)	(3,812)
Net foreign exchange exposure	(1,638,365)	(939,429)	(1,642,554)	(874,815)

(1)	Includes balances of margin deposit and call option premium (see Note 6);
(2)	Includes export prepayment balances; and
(3)	Includes balances of credit facility used and put option premium (see Note 6).

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At October 31, 2007, the Company did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

22. Financial Instruments--Continued

e)	Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f)	Debt acceleration risk

As of October 31, 2007, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others.  These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

g)	Market values

As of October 31 and July 31, 2007, the fair values of cash and cash equivalents, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the loan related to Resolution 2471, represented by its present value, at October 31 and July 31, 2007, approximates the amounts recorded in noncurrent assets under Restricted Brazilian Treasury Bills (CTN).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

22. Financial Instruments--Continued

g)	Market values--Continued

The fair value of the Senior Notes maturing in 2009 and 2017, as described in Note 15, according to their market value, was 109% and 96.85%, respectively, of their face value at October 31, 2007.

The fair value of Perpetual Notes as described in Note 15, according to its market value, was 98.50% of its face value at October 31, 2007.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

23. Insurance (Not reviewed by independent auditors)

At October 31, 2007, the Company and its subsidiaries maintains insurance cover against fire, lightning and explosions of any nature for the whole sugar and ethanol stock in the aggregate amount of R$1,010,100 and for buildings and equipment located at plants and installations amount in the aggregate to R$163,414. Sugar and ethanol inventories located at different plants and warehouses are covered by separate insurance policies with expiration dates varying between October 2007 and October 2008, each of them being renewable annually, usually by agreement between the parties. In particular, equipment and products that are offered as guarantee for the financial transactions we are engaged in are insured.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

23. Insurance (Not reviewed by independent auditors)--Continued

Also the Company has taken out insurance policies for its aircrafts in the total amount of roughly R$14,636 which are valid until January to September 2008 as well as civil liability insurance of approximately R$361,864.

At October 31, 2007, Cosan Portuária has insurance for its cargo loading terminal in Santos Port in the total amount of R$104,771, which encompasses equipment as well as inventories stored in the terminal.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

24. Stock Option Plan

At the Annual and Extraordinary Shareholders’ Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising the Company’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and high level employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary Meeting. On September 11, 2007, the Board of Directors approved the distribution of 450,000 common shares stock options to be issued or purchased by the Company, related to 0.24% of the share capital at the time authorized by the Annual and Extraordinary Shareholders Meeting. The remaining 1.51% may still be distributed. According to the Stock Option Plan, the option price is R$6.11 (six reais and eleven cents) per share. Options may be exercised after a one-year grace period starting November 18, 2005, at the maximum percentage of 25% per year. On November 20, 2006, 1,132,707 options were exercised and 285,060 options expired due to the exit of one eligible executive. Consequently, the remaining balance of the options to be exercised at October 31, 2007 is of 3,335,013 common shares.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

24. Stock Option Plan--Continued

In the quarter ended October 31, 2007, were the Company to record the Stock Option Plan, its net income would have increased by R$472 (decreased R$271 in the quarter ended at October 31, 2006). In the six-month period ended October 31, 2007, were the Company to record the Stock Option Plan, its net income would have increased by R$1,553 (decreased R$5,476 in the six-month period ended at October 31, 2006). In this hypothesis, at October 31, 2007, the Company would present increase in noncurrent assets by R$10,902 (R$10,658 at July 31, 2007), increase in noncurrent liabilities by R$32,067 (R$31,347 at July 31, 2007) and decrease in shareholders’ equity by R$21,164 (R$20,689 at July 31, 2007). If the stock option included the issue of new shares, current shareholders would have their shareholding reduced by 1.7350%, after the exercise of all options without any effect on the Company results.

25. Subsequent Event

On November 19, 2007, the Company held a Board of Directors’ Meeting, which unanimously approved capital increase through issue of 922,947 new common registered book entry shares with no nominal value, in connection with the Company’s stock option plan, due to the exercise of the referred to option by eligible executives, for the issue price of R$6.1133 per share, established on the terms of the plan. Due to issue of new shares, the Company’s capital was increased from R$1,192,692, divided into 188,886,360 common shares at October 31, 2007 to R$1,198,311 as of the present date, divided into 189,809,307 common registered shares.

On December 3, 2007, in the Extraordinary General Meeting, the shareholders of subsidiary Usina da Barra S.A. Açúcar e Álcool approved capital increase by R$695,642, with issue of 648,501,221 common shares. This capital increase was fully subscribed by Cosan S.A. Indústria e Comércio using credits receivable from the subsidiary of R$620,000 as well as transfer of 33% interest in Etanol Participações S.A., in the amount of R$75,642. As such, the Company started to have, directly and indirectly, 99.1% interest in Usina da Barra.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

25. Subsequent Event--Continued

The Company’s Extraordinary General Meeting held on December 5, 2007, approved by majority voting the following:

▪
Capital increase by R$1,736,700, through issue of 82,700,000 new common registered book entry shares with no nominal value, through private subscription, for issue price of R$21.00 each. On that date, the Company’s capital started to be divided into 272,509,307 common registered book entry shares with no nominal value, in the total amount of R$2,935,031;

▪	Increase the amount of authorized capital limit to R$4,500,000; and,

▪
Execution of the “Commercial Opportunity Offering Agreement” by and between the Company and its direct controlling company, Cosan Limited, establishing terms and conditions for partnerships in commercial activities carried out by the controlling company.

On December 10, 2007 Cosan made a public announce of the closure of Usina Santa Luíza and Agropecuária Aquidaban, both located in the city of Motuca-SP and under shared control with other shareholders. Such decision aims to leverage operating and administrative synergies of the controlling groups, since all industrial and farming operations will be redirected to the units of the controlling groups in the proportion of the interest held in capital. Accordingly, unit Bonfim owned by the Cosan Group will absorb the increase of nearly 600 thousand tons of sugar cane in its installed capacity. This discontinuity does not change the initial projection of future profitability of the business and assets of the acquired companies.

On December 11, 2007, the Company held a Board of Directors’ Meeting which unanimously approved a capital increase through issue of 38,725 new common registered shares with no nominal value, in connection with the Company’s stock option plan. This is due to the exercise of the referred to option by eligible executives, for the issue price of R$6.1133 per share, established on the terms of the plan. Due to issue of new shares, the Company’s capital was increased from R$2,935,031, divided into 272,509,307 common shares, to R$2,935,268 as of the present date, divided into 272,548,032 common registered shares.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

26. Additional Information

26.1 STATEMENTS OF CASH FLOWS
Three-month periods ended October 31, 2007 and 2006

	Company		Consolidated
	08/01/07 to 10/31/07	08/01/06 to 10/31/06	08/01/07 to 10/31/07	08/01/06 to 10/31/06
Cash flow from operating activities
Net income for the period	15,223	123,757	15,223	123,757
Adjustments to reconcile net income for the period to net cash generated by (used in) operating activities
Income (loss) from equity investments	51,535	(113,888)	(23)	(77)
Setting up (reversal) of valuation allowance for permanent shareholdings	(10,493)	1,845	23	36
Depreciation and amortization	59,220	18,367	139,027	59,531
Residual value of permanent asset disposals	1,256	373	4,245	1,647
Goodwill amortization	36,119	30,094	56,626	55,550
Setting up (reversal) of provision for contingencies	1,045	11,394	(2,257)	(41,894)
Minority interest	-	-	(672)	1,762
Deferred income and social contribution taxes	11,016	7,444	(14,118)	43,166
Discount obtained under state tax amnesty program – ICMS	-	-	-	(62,126)
Interest, monetary and exchange variation	(42,012)	37,856	(63,234)	60,297
Decrease (increase) in assets
Trade accounts receivable	11,576	(46,386)	30,846	(45,239)
Inventories	(216,612)	(103,024)	(404,632)	(279,919)
Derivative instruments	90,475	57,609	90,475	57,609
Other assets	14,769	(13,989)	11,261	3,792
Increase (decrease) in liabilities
Suppliers	33,500	(2,077)	58,088	(31,651)
Salaries and wages payable	10,497	6,534	21,723	14,853
Taxes and social contributions payable	(9,534)	1,452	(25,828)	(72,832)
Provision for contingencies	(657)	(17,968)	(2,053)	(132,172)
Derivative instruments	(16,777)	(12,010)	(16,777)	(12,010)
Other liabilities	(75,363)	(677)	(69,750)	1,081
Net cash usedin operating activities	(35,217)	(13,294)	(171,807)	(254,839)
Cash flow from investing activities
Goodwill generated on investment acquisition	-	-	(285)	-
Fixed asset purchases	(31,602)	(30,381)	(136,780)	(122,731)
Short-term investments	229,399	268,991	230,937	287,933
Others	-	-	(436)	(13)
Net cash generated by investing activities	197,797	238,610	93,436	165,189
Cash flow from financing activities
Loans and financings	-	-	4,451	-
Advances from customers	-	23,739	-	46,311
Repayment of principal and interest of loans and financings, advances from customers and promissory notes	(334,704)	(61,202)	(369,953)	(76,191)
Intercompany prepayments	108,363	(278,027)	-	-
Others	-	1,480	-	-
Net cash used in financing activities	(226,341)	(314,010)	(365,502)	(29,880)
Net decrease in cash and cash equivalents	(63,761)	(88,694)	(443,873)	(119,530)
*Cash and cash equivalents at the beginning of the period	145,442	115,521	578,973	176,228
* Cash and cash equivalents at the end of the period	81,681	26,827	135,100	56,698

Additional cash flow information

Interest paid on loans and financings, advances from customers and promissory notes	35,381	45,199	65,556	49,436
Income and social contribution taxes	17,969	-	18,275	7,641

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--
Continued
(In thousands of reais)

26. Additional Information--Continued

26.2 STATEMENTS OF CASH FLOWS
Six-month periods ended October 31, 2007 and 2006

	Company		Consolidated
	05/01/07 to 10/31/07	05/01/06 to 10/31/06	05/01/07 to 10/31/07	05/01/06 to 10/31/06
Cash flow from operating activities
Net income for the period	28,890	129,135	28,890	129,135
Adjustments to reconcile net income for the period to net cash generated by (used in) operating activities
Income (loss) from equity investments	100,640	(194,407)	(141)	(338)
Setting up (reversal) of valuation allowance for permanent shareholdings	(7,725)	1,845	47	70
Depreciation and amortization	110,301	39,474	264,406	129,860
Residual value of permanent asset disposals	4,422	773	6,798	3,687
Goodwill amortization	72,238	60,216	112,594	111,914
Setting up (reversal) of provision for contingencies	1,840	9,773	(587)	(36,952)
Minority interest	-	-	(1,302)	3,340
Deferred income and social contribution taxes	22,437	(30,078)	(25,061)	43,297
Discount on promissory notes	-	(25,600)	-	(25,600)
Discount obtained under state tax amnesty program – ICMS	-	-	-	(62,126)
Interest, monetary and exchange variation	(108,505)	166,064	(166,270)	177,074
Others	-	-	-	199
Decrease (increase) in assets
Trade notes receivable	14,450	(65,970)	1,773	(62,893)
Inventories	(342,071)	(287,621)	(684,260)	(700,409)
Derivative instruments	34,024	273,448	34,024	273,448
Other assets	11,312	(17,776)	(65,430)	(43,806)
Increase (decrease) in liabilities
Suppliers	105,550	67,976	257,951	146,243
Salaries and wages payable	22,693	16,171	48,829	42,286
Taxes and social contributions payable	(8,082)	4,689	(27,227)	(67,817)
Provision for contingencies	(413)	(17,868)	(3,137)	(132,418)
Derivative instruments	(4,352)	(44,917)	(4,352)	(44,917)
Other liabilities	(90,250)	8,444	(89,517)	28,503
Net cash generated by (used in) operating activities	(32,601)	93,771	(311,972)	(88,220)
Cash flow of investing activities
Increase in investments	(4,655)	-	(2,105)	-
Goodwill on investment acquisition	-	-	(2,114)	-
Fixed asset purchases	(77,512)	(70,783)	(307,129)	(207,163)
Short-term investments	513,687	356,130	569,616	424,833
Other	-	-	(568)	(3,951)
Net cash generated in investing activities	431,520	285,347	257,700	213,719
Cash flow from financing activities
Loans and financings	-	-	6,387	-
Advances from customers	-	26,675	4,363	49,523
Repayment of principal and interest of loans and financings, advances from customers and promissory notes	(426,432)	(120,560)	(467,617)	(179,360)
Intercompany prepayments	77,623	(279,133)	-	-
Others	-	1,480	2,424	-
Net cash used in financing activities	(348,809)	(371,538)	(454,443)	(129,837)
Net increase (decrease) in cash and cash equivalents	50,110	7,580	(508,715)	(4,338)
*Cash and cash equivalents at the beginning of the period	31,571	19,247	643,815	61,036
* Cash and cash equivalents at the end of the period	81,681	26,827	135,100	56,698

Additional cash flow information

Interest paid on loans and financings, advances from customers and promissory notes	75,174	92,000	106,021	99,105
Income and social contribution taxes	19,145	-	23,608	8,205

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)

Quarterly Financial Letter
2nd Quarter of Fiscal Year 2008 – August, September and October

Paulo Diniz, CFO & RI Guilherme A. Prado, Investors Relations Alexandre Sirihal, Financial Planning Anderson Varanda, Treasury Mauricio Sartorelli, Controllership	A better than expected performance, despite market oversupply and depressed prices

▪
Although the weak market conditions that characterized the 1Q’08 persisted into the second quarter, Cosan S.A. (BOVESPA: CSAN3) recorded 2Q’08 results that were slightly better than expected, but still well down on the same period in the previous year. Net operating revenue totaled R$627.5 million, 37.8% down year-on-year, reflecting floundering sugar and ethanol prices; lower sugar and ethanol sales volume and the continuing appreciation of the Real against the US dollar.

▪
In general, the Company has been pursuing a less sugar-intensive strategy than in the previous harvest and has been stockpiling ethanol in expectation of better prices in the inter-harvest period. Thus 2Q’08 sugar sales volume of 823.9 thousand tons fell 14.1% over the 2Q’07, while inventories stood at 1,100.8 thousand tons, down by 14.0% in the same period. Ethanol sales of 305.6 million liters fell 9.4% year-on-year and inventories closed 24.3% more than the 2Q’07 at 716.8 million liters.

				2Q'07	2Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
				1,008.1	627.5	Net Operating Revenue	1,952.2	1,219.2
Stock Performance				294.9	76.4	Gross Profit	663.1	120.1
	IPO	Oct31/07	Dec11/07	29.3%	12.2%	Gross Margin	34.0%	9.8%
CSAN3				272.6	75.9	EBITDA	601.7	125.4
Price (R$/Share)	16.00	27.20	21.43	27.0%	12.1%	EBITDA Margin	30.8%	10.3%
∆ since IPO (%)		70.0%	33.9%	280.9	142.7	EBITDAH (Adjusted by Hedge)	484.1	276.1
Daily Vol. R$MM		40.70	39.02	27.6%	20.6%	EBITDAH Margin	26.4%	20.2%
Source: BOVESPA and Banco Central do Brasil.				123.8	15.2	Net Profit (Loss)	129.1	28.9
				12.3%	2.4%	Net Margin	6.6%	2.4%
ri@cosan.com.br
www.cosan.com.br

Definitions: FY’08 - fiscal year begun May 1, 2007 and ending April 30, 2008	▪
Flagging sugar (R$449/ton) and ethanol prices (R$634/thousand liters) were decisive in pulling EBITDA down by 72.2% over the 2Q’07 to R$75.9 million. Nevertheless, a significant portion of the price-and-exchange-driven losses were offset  by hedge operations, so that 2Q’08 EBITDAH of R$142.8 million resulted in a margin of 20.6%, versus 27.6% in the 2Q’07.

FY’07 - fiscal year begun May 1, 2006 and ended April 30, 2007	▪
The favorable financial result of R$144.3 million was strongly influenced by the impact of the exchange variation on dollar-denominated debt and Cosan recorded a 2Q’08 net income of R$15.2 million, slightly better than the previous three months, but still well below the R$123.8 million posted in the 2Q’07.

2Q’08 -   quarter ended October 31, 2007

2Q’07 -   quarter ended October 31, 2006

YTD08 -  period begun on the same date as the FY’08 and ended at the close of the 2Q’08

YTD07 -   period begun on the same date as the FY’07 and ended at the close of the 2Q’07

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Finally, it is worth emphasizing the successful outcome of the main steps in the corporate restructuring announced some months back: i) the Jan/07 issue of US$400 million in 10-year bonds, with a coupon of 7.00%; ii) the Oct/07 tendered of US$164.2 million of the ‘09 bonds costing 9.25% p.a.; iii) the Apr/07 creation of Cosan Ltd. as the parent company of the Cosan Group, with a superior level of corporate governance (NYSE, SEC and Sarbanes Oxley); iv) the Aug/07 IPO of Cosan Ltd. on the NYSE, which raised US$ 1.2 billion and created a capital structure with strong leverage potential; and v) the Dec/07 transfer, via capitalization, of most of Cosan Ltd.’s IPO proceeds to Cosan SA projects in Brazil (still ongoing). Thus the Company expects shortly to launch a 1:1 Exchange Offer (already announced) between Cosan SA shares and Cosan Ltd. shares, in which all Cosan S.A. shareholders will participate under the same conditions as the controlling block.

A. Market Overview

▪
In Brazil, the 2007/08 harvest in the Central-South region is nearing its end and new production records are being confirmed. According to UNICA, the sugarcane growers’ association, crushed cane volume in the Central-South at the close of the 2Q’08 exceeded 375 million tons, 11.8% up year-on-year. Period sugar production of 23.7 million tons remained flat, while ethanol output of 17.2 billion liters moved up 20%. It is worth noting that hydrous ethanol production totaled 10.6 billion liters, 40% higher than the 7.6 billion liters recorded in the same period in the previous harvest, while anhydrous output remained unchanged at 6.6 billion liters. Given the increased interest in ethanol and the reduced attractiveness of sugar, the production mix favored ethanol, which accounted for 54% of cane volume, versus 46% for sugar.

▪
Indian output from the recently begun 07/08 harvest is also, unfortunately, reaching record levels. Unfortunately, because every time records are achieved through subsidies, the market is subject to serious distortions. In an attempt to partially offset the impact of this mega-production, the Indian government launched the Ethanol Blend Program (EBP) to encourage ethanol use in the country. It allowed the product to be made directly from cane, and no longer from molasses, and established an aggressive target of adding between 5 and 10% of ethanol to gasoline by October/08. It has also been encouraging the replacement of sugarcane by other crops, especially wheat and rice, in a further attempt to curb excess cane output.

▪
It is also worth noting that Russian sugar import tariffs moved up from US140 to US$240/t on December 1. The main reason for the measure, which will be reviewed in May/08, is to protect local producers whose production costs are  much higher than in the free market. Many other developed nations are also adopting such measures, running counter to free global trade. It is also worth mentioning the upturn in Chinese sugar consumption fueled by more expensive corn-based syrup (HFCS) and the smaller harvest in countries such as  Thailand and Australia due to crop change-overs and weather problems.

▪	The huge global production surplus meant that the NY11 raw sugar price averaged 9.67 US ¢/lb in the 2Q’08, almost 20% down year-on-year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Raw Sugar Prices - Last 24 Months (NY11)

Hedge funds double their long positions in the quarter	▪
In the quarter major hedge funds and speculators substantially increased their net long positions from 52,000 lots at the beginning of August, to 120,000 at the close of October, or 16% of all open contracts. The Fed’s September 18 decision to lower US interest rates made a big contribution to this tendency by increasing investors’ appetite for risk and sugar was particularly attractive given its exceptionally low price.

Funds Position (volume%) vs. Price NY11 (cents/pound)

▪
The London 5 refined sugar price averaged US$278.84/ton in the 2Q’08, almost 30% down on the U$395.67 recorded in the same period last year. The white premium remained under pressure from the start-up of new refineries, and closed the 2Q’08 at U$59/ton, 33% down on the end-of-1Q’08 figure.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

New refineries begin production and put pressure on the white premium	▪
In fact, following a short period of refining under capacity triggered by the ban on European sugar export subsidies, new capacity was constructed comparatively quickly. In 2007 alone, 6 new refineries started up, with an incremental capacity of 2.25 million tons, and another 16 are scheduled to come on stream by the end of 2009, adding around 9 million tons of further capacity and favoring raw sugar producers. Most of the new projects are located in Indonesia, China, North Africa and the Middle East.

Refined Sugar Prices - Last 24 Months (LIFFE nº 5)

▪	Domestic crystal sugar prices (ESALQ) averaged R$24.73/50kg bag (or R$494.54/t) in the 2Q’08, 38% less than the R$39.80/50kg bag (or R$795.97/t) recorded at the close of the previous quarter.

Crystal Sugar Prices - Last 24 Months (ESALQ 50 kg bags)

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Domestic ethanol market records accentuated declines	▪
The domestic ethanol market was suffering not only from the production imbalance but also from a serious lack of cash on the part of small, medium and even large producers. As a result, hydrous prices (ESALQ) averaged R$0.581/liter in the 2Q’08, almost 26% below the R$0.782 recorded in the 2Q’07. Anhydrous averaged R$0.662/liter, 27% down on the R$0.903 registered in the same period the year before. With the end of the harvest approaching, however, healthy demand from flex-fuel cars should push prices up to more satisfactory levels.

Pace of ethanol exports slows, mainly due to the USA, although new destinations are beginning to appear	▪
Ethanol exports have been slower this harvest, not only due to the trade barriers erected by main consuming nations, but also to the continuing (and strong) appreciation of the Real against the dollar and low ethanol prices in America. According to SECEX, 2 billion liters were shipped abroad between May and October, 2007, 9.4% down year-on-year. Of this total, only 546 million liters went directly to the US, a hefty 59.4% less than in the same period last year. On the other hand, exports to the Caribbean, which enjoy tariff benefits, practically doubled in the same period, rising from 270 million to around 550 million liters. Shipments to new destinations also moved up. One such example was the Netherlands, which increased its imports by no less than 170%, from around 165 million liters last harvest to more than 450 million liters this season.

Ethanol Prices - Last 24 Months (ESALQ)

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Another characteristic of the 07/08 harvest is the great economic attractiveness of ethanol compared to gasoline in the vast majority of Brazilian states. According to the ANP, nationwide gasoline prices averaged R$2.442/liter at the close of the 2Q’08, while hydrous ethanol averaged R$1.336/liter, a parity of 55%. On October 30, 2007, ethanol prices were more than 75% those of gasoline in only three states (Amapá, Pará and Roraima). In São Paulo, the country’s biggest consumer, parity was only 45.7%. In relation to the 2Q’07, despite the 26% decline in prices paid to producers, the pump price of anhydrous ethanol was only 10% down. This situation is dreadful for the ethanol producers, bad for consumers and excellent for the fuel distributors.

Flex-fuel Vehicles Sales Evolution

▪
Reflecting the robustness of the domestic market, flex-fuel vehicle sales in the 2Q’08 exceeded 560,000 units, a new quarterly record and 87% of total new car sales in the period. The current flex-fuel fleet is over 4 million vehicles, around 20% of the country’s total light vehicle fleet.

Domestic market recording consistent growth thanks to flex- fuel vehicle sales	▪
According to Fenabrave, the vehicle distributors’ association, vehicle sales should increase by 19% in 2008, equivalent to 2.8 million new units. In other words, assuming that 85% of these will be flex-fuel, we will have 2.38 million new flex-fuel cars on the roads. Since each vehicle consumes an average of 200 liters per month and assuming 65% of the new vehicles opt for ethanol, we will have additional demand over 3 billion liters in the next harvest, an increase of around 20% over current consumption levels.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Exchange Rate Evolution - Last 24 Months (R$/US$)

▪
In the 2Q’08, the global financial market was rocked by the subprime mortgage crisis, which triggered substantial stock-market volatility worldwide and the momentary appreciation of the dollar, which broke the R$2.00/US$ barrier for the first time in months. Considering the minimum 2Q’08 price, the dollar actually moved up 20%, reaching R$2.1124/US$ on August 16, the date of Cosan Ltd.’s IPO. By the end of the quarter, however, thanks to the improvement in the international financial climate, the dollar was quoted at R$1.7440/US$, 7.12% down on the 1Q’08 and its lowest level since 2000.

B. Operating Performance

▪
As expected, net operating revenue of R$627.5 million in the 2Q’08 was 37.8% down year-on-year, primarily due to: i) the reduction in sugar and ethanol prices; ii) the devaluation of the dollar against the Real; and iii) lower sales volume. Although these effects were also reflected in a decline in the cost of goods sold, the price slide resulted in a 72.2% year-on-year reduction in EBITDA to R$75.9 million. However, a relevant part of the price-and-exchange-driven losses were offset by hedge operations, so that EBITDAH of R$142.8 million was only 49.2% lower than in the 2Q’07, accompanied by a margin of 20.6%. Given that the financial result was stronly influenced by revenue from the impact of the exchange variation on dollar-denominated debt, Cosan posted a 2Q’08 net income of R$15.2 million, 87.7% down on the R$123.8 million declared in the 2Q’07.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

2Q'07	2Q'08	Income Statement (R$MM)	YTD '07	YTD '08
1,008.1	627.5	Net Operating Revenue	1,952.2	1,219.2
(713.1)	(551.1)	Cost of Goods Sold	(1,289.1)	(1,099.1)
(59.5)	(139.0)	with Depreciation & Amortization	(129.9)	(264.4)
294.9	76.4	Gross Profit	663.1	120.1
29.3%	12.2%	Gross Margin	34.0%	9.8%
(75.6)	(91.9)	Selling Expenses	(135.7)	(153.0)
(49.4)	(45.5)	General & Adm. Expenses	(95.7)	(102.5)
43.1	(2.0)	Other Operating Expenses	40.0	(3.5)
272.6	75.9	EBITDA	601.7	125.4
27.0%	12.1%	EBITDA Margin	30.8%	10.3%
280.9	142.7	EBITDAH (Adjusted by Hedge)	484.1	276.1
27.6%	20.6%	EBITDAH Margin	26.4%	20.2%
27.7	144.3	Net Financial Expenses	(158.0)	295.2
0.1	0.0	Equity Income	0.3	0.1
(55.6)	(56.6)	Goodwill Amortization	(111.9)	(112.6)
0.3	2.3	Other Non-Operat.Result/Extraordinary	1.5	5.2
185.6	26.9	Profit Before Income Tax	203.8	49.0
(60.1)	(12.3)	Income Tax	(71.3)	(21.4)
(1.8)	0.7	Minority Interests	(3.3)	1.3
123.8	15.2	Net Profit (Loss)	129.1	28.9
12.3%	2.4%	Net Margin	6.6%	2.4%

Exports losing ground as forex appreciates	▪
Sugar’s share of net operating revenue fell from 63.1%, in the 2Q’07, to 58.9%. This reduction, which was essentially due to the hefty decline in sugar prices, led to an increase in the share of other products and services, which reached 10.2% of the total. In geographical terms, reflecting the impact of the exchange rate and the big drop in ethanol exports, the domestic market accounted for 43.6% of total sales, versus 35.1% in the 2Q’07.

2Q'07	2Q'08	Sales Composition (R$MM)	YTD '07	YTD '08
1,008.1	627.5	Net Operating Revenue	1,952.2	1,219.2
636.0	369.7	Sugar Revenue	1,246.5	741.5
94.8	65.7	Local	189.4	123.0
541.2	304.0	Export	1,057.2	618.5
305.6	193.8	Ethanol Revenue	587.3	362.7
194.9	148.3	Local	386.5	268.4
110.6	45.5	Export	200.9	94.3
66.5	64.0	Other Revenue	118.3	115.0
64.3	59.8	Local	113.6	106.5
2.2	4.2	Export	4.7	8.5
Inventories
Sugar	2Q'07	2Q'08	▪
In response to the exceptionally depressed sugar prices, Cosan routed a bigger share of production to ethanol than in the previous harvest. As a result, not only did 2Q’08 sugar sales volume fall 14.1% year-on-year, but stocks dropped 14.0% over the close of the 2Q’07 to 1,100.8 thousand tons. The reduction in sales volume was concentrated in exports, which fell by 16.9%, mainly due to VHP sugar. Domestic sales volume, fueled by refined sugar, moved up by 4.5%.

000 tons	1,280.4	1,100.8
R$ 'MM	545.3	411.6
R$/ton	426	374

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

2Q'07	2Q'08	Sugar Business	YTD '07	YTD '08
		Volume Sold (thousand tons)
959.2	823.9	Total Local & Export	1,708.5	1,666.0
124.6	130.2	Local	226.9	234.5
834.6	693.7	Export	1,481.6	1,431.6
		Average Unit Price (R$/ton)
663	449	Total Local & Export	730	445
761	505	Local	835	525
648	438	Export	714	432

▪	Combining the fall in the market price and the appreciation of the Real against the dollar, average sugar prices dropped 33.6% and 32.4% year-on-year, respectively, on the domestic and export markets. Relative to the NY11, average sale prices fell 21.3%, from 13.94 US ¢/lb, in the 2Q’07, to 10.97 US ¢/lb in the 2Q’08. However, if we adjust for foreign exchange and price hedges, the period decline was only 8.3%, from 14.12 to 12.95 US ¢/lb.

Inventories			▪	Cosan continued to stockpile ethanol, betting on better prices in the inter-harvest period when the small and medium-sized producers should have completed their disorganized harvest sales. Thus, combining the increase in 2Q’08 ethanol output with the 9.4% year-on-year reduction in sales volume, stocks closed the quarter at 716.8 million liters, 24.3% up on the end of the 2Q’07. It is worth noting that this figure is higher than YTD’08 sales volume and that the harvest, and therefore production, is still continuing, even after the 2Q’08.
Ethanol	2Q'07	2Q'08
000 m³	576.8	716.8
R$'MM	394.9	424.7
R$/m³	685	593

2Q’07	2Q’08	Dthanol Business	YTD’07	YTD’08
Volume Sold (million liters)
337.1	305.6	Total Local & Export	628.7	550.6
240.9	242.4	Local	453.4	416.9
96.3	63.2	Export	175.3	133.7
	Average Unit Price (R$/thousand liters)
906	634	Total Local & Export	934	659
809	612	Local	852	644
1,149	720	Export	1,146	705

Ethanol prices rose more than 25% after 2Q’08 end	▪	Cosan’s average 2Q’08 unit ethanol prices fell by 24.4% and 37.3% year-on-year, respectively, on the domestic and export markets. However, prices staged a major recovery throughout November, indicating excellent chances of better results from the stockpiling policy.

Ethanol Prices - Last 4 Months (ESALQ)

Source: ESALQ

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
The cost of goods sold dropped by 22.7% between the 2Q’07 and 2Q’08, falling from R$713.1 million to R$551.1 million. The sugar cost recorded the biggest decline, sliding by 26.2%, while that of ethanol decreased by 16.6%.

▪
The main factors behind the reduction were the decrease in sugar and ethanol sales volume and the lower value of the ATR (total recoverable sugar), which had a direct impact on leasing costs and the cost of sugarcane acquired from third parties. The ATR, published by CONSECANA, fell by 33.6%, from R$0.3645/kg, in the 2Q’07, to R$0.2420/kg.

2Q’07	2Q’08	COGS per Product	YTD’07	YTD’08
(713.1)	(551.1)	Cost of Good Sold (R$MM)	(1,289.1)	(1,099.1)
(420.9)	(310.6)	Sugar	(751.4)	(663.5)
(229.0)	(190.9)	Ethanol	(424.8)	(354.8)
(63.3)	(49.6)	Other Products/Services	(113.0)	(80.8)
		Average Unit Cost (R$)
439	377	Unit COGS of Sugar (R$/ton)	440	398
679	625	Unit COGS of Ethanol (R$/thousand liters)	676	644
n.a.	n.a.	Unit COGS of Other Produtcs/Services	n.a.	n.a.

Unitary cost of own sugarcane at high levels	▪	By the close of the 2Q’08, the Company had crushed 33.0 million tons of sugarcane, 46.3% of which acquired from suppliers at an average cost of R$35.9/ton, reflecting the 33.6% reduction in the ATR price. The cost of our own cane output, despite the reduction in land leasing costs due to the lower ATR, remained at the same level as in the previous quarter, i.e. R$50.5/ton, mostly comprising planting and crop treatment costs of R$25.3/ton and cutting, loading and transport costs of R$17.8/ton. The fact that these costs did not record a decline was chiefly due to the maintenance of input prices (real increase in imported fertilizers and other agrichemicals) and increased labor costs, given that the Company reduced its plantation outsourcing ratio from 80% to 20%, aiming to put an end to the unsatisfactory working conditions offered by some of these outsourced firms to their planters and cutters.

▪
Sugar processing costs stood at R$74.5/ton, divided between inter-harvest maintenance (R$23.5/ton) and industrial processing (R$51.1/ton). Ethanol processing costs came to R$123.7/m³, also divided between inter-harvest maintenance (R$37.0/m³) and  industrial processing (R$86.7/m³).

Selling expenses reflecting accounting changes	▪
Selling expenses in the 2Q’08 totaled R$91.9 million, 21.6% up year-on-year. Given that sugar and ethanol sales volume suffered a reduction, the average unit cost actually went up by 40.5%. The increase was chiefly fueled by complementary freight and export expenditures relative to 1Q’08 sales in the amount of R$16.3 million, as well as port loading expenses for the shipment of Cosan’s own sugar, amounting to R$10.5 million, which, prior to the implementation of the SAP ERP software, were booked under the cost of other products and services. If we exclude these effects for comparative purposes, unit selling expenses would actually have been stabilized on R$49/ton of sugar-equivalent.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

	2Q'07	2Q'08	Selling Expenses	YTD'07	YTD'08
	(75.6)	(91.9)	Selling Expenses (R$MM)	(135.7)	(153.0)
	(47.7)	(54.2)	Sugar	(86.6)	(93.1)
	(22.9)	(28.4)	Ethanol	(40.8)	(45.5)
	(5.0)	(9.4)	Other Products/Services	(8.2)	(14.4)
			Avg. Unit Selling Cost (R$)
	50	66	Unit Sale Cost of Sugar (R$/ton)	51	56
	68	93	Unit Sale Cost of Ethanol (R$/thousand liters)	65	83
	n.a.	n.a.	Unit Sale Cost of Other Products/Revenues	n.a.	n.a.

▪	G&A expenses closed the 2Q’08 at R$45.5 million, 7.7% down year-on-year and 20.1% less than in the previous quarter. Both reductions were primarily caused by the decline in third-party services. In unit terms, given the low sales volume in the 2Q’08, this expense actually increased by 6.6%, reaching R$34.4/ton of sugar equivalent.

2Q'07	2Q'08	General & Administrative Expenses	YTD'07	YTD'08
(49.4)	(45.5)	G&A Expenses (R$MM)	(95.7)	(102.5)
(31.1)	(26.8)	Sugar	(61.1)	(62.4)
(15.0)	(14.1)	Ethanol	(28.8)	(30.5)
(3.3)	(4.6)	Other Products/Services	(5.8)	(9.7)
		Avg. Unit. G&A Cost (R$)
32	33	Unit G&A Cost of Sugar (R$/ton)	36	37
44	46	Unit G&A Cost of Ethanol (R$/thousand liters)	46	55
n.a.	n.a.	Unit G&A Cost of Other Products/Services	n.a.	n.a.

▪	The decline in other operating revenue was due to the 2Q’07 booking of R$41.9 million in non-recurring revenue from the reversal of the fine on ICMS payable, pursuant to the tax amnesty program decreed in State Law 12.399/06, as disclosed at the time.

Dollar depreciation favors net financial results in the 2Q’08	▪	The positive net financial result of R$144.3 million was 421.4% up on the 2Q’07 figure, mainly due to the favorable impact of the 7.1% dollar depreciation over the 1Q’08 on dollar-denominated debt, which generated revenue of R$146.0 million in the 2Q’08. The dollar closed the 2Q’08 at R$1.7440.

2Q'07	2Q'08	Financial Expenses, Net (R$MM)	YTD'07	YTD'08
(60.3)	(57.5)	Interest on Financial Debt	(127.1)	(121.0)
18.8	20.8	Financial Investments Income	44.4	44.1
(41.6)	(36.7)	Sub-total: Interest on Net Financial Debt	(82.7)	(76.9)
(19.1)	(6.2)	Other interest and monetary variation	(30.6)	(21.9)
23.9	146.0	Exchange Variation	(44.0)	274.5
8.3	66.8	Gains (losses) with Derivatives	(117.6)	150.6
(9.4)	(7.0)	CPMF Taxes, Banking Fees and Other	(16.9)	(12.6)
-	-	Discounts in Promissory Notes	25.6	-
65.4	-	Discounts in VAT - Law 12,399/06	65.4	-
-	-	Recalc. Provision Interest IAA	42.8	-
-	(30.2)	Premium Paid in Bond Tender Offer	-	(30.2)
-	11.5	Interest on Indemnity from Government	-	11.5
27.7	144.3	Net Financial Expenses	(158.0)	295.2

▪
The cost of the net financial debt fell by 11.8% year-on-year in the 2Q’08, totaling R$36.7 million, reflecting the reduced cost of capital following the 10-year bond issue and the positive impact on the debt of the dollar devaluation. In annualized terms, interest on the debt debt fell from 10.3% p.a., in the 2Q’07, to 7.6% p.a.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Net financial expenses totaled R$30.2 million in the 2Q’08, arising from the premium paid on the tender of the 2009 bonds (see section C – Financial Situation), plus withholding taxes and the reversal of expenses paid in advance when these bonds were launched in 2004.

▪	Interest resulting from indemnity actions against the government reflects the charges on and monetary restatement of the asset constituted in the FY’07 relative to the final verdict on the price suit, net of the same impacts on the associated legal fees. This revenue is non-cash until the effective reception of the settlement.

Pricing Derivatives - NY11			▪	Derivative transactions generated financial revenue of R$66.8 million in the 2Q’08, R$40.1 of which from dollar hedges and R$26.8 million from sugar and ethanol price hedges. At the close of the quarter, Cosan had 965,600 tons of VHP sugar tied to the NY11, hedged at an average price of 10.09 US$¢/lb, with an estimated market value of R$2.0 million, and 118,100 tons of refined sugar tied to the London5, hedged at an average price of US$293.59/ton, with an estimated market value of R$1.8 million. The Company also had 15.3 million liters of ethanol tied to the NYMEX gasoline contract hedged at an average price of US$2.0/gallon, with an estimated negative market value of R$2.9 million and, finally, US$277.0 million hedged at an average exchange rate of R$2.0642/US$, with an estimated market vale of R$83.4 million.
Screen	'000 t	¢/lb
Oct'07	384.7	9.88
Mar'08	200.7	10.29
Jul'08	342.1	10.16
Oct'08	38.1	10.55
Total	965.6	10.09

Pricing Derivatives - London #5			▪	Expenses from goodwill amortizations (with no cash effect) totaled R$56.6 million, satisfactorily reflecting the amortization schedule. This expense should fall substantially in the coming quarter due to the conclusion of the amortization of the goodwill from the indirect acquisition of Barra (Adm. Participações Aguassanta Ltda.).
Screen	'000 t	US$/ton
Aug'07	30.7	325.64
Oct'07	41.5	271.17
Dec'07	23.4	280.31
Aug'08	22.5	305.06
Total	118.1	293.59

Pricing Derivatives - RBOB Gasoline
Screen	'000 m³	US$/gal
Dec'07	2.5	1.89
Jan'07	2.5	1.91
Feb'07	2.5	1.93
Mar'07	2.5	1.98
Apr'07	2.5	2.09
May'07	2.5	2.18
Total	15.3	2.00

FX Derivatives
Quarter	'US$MM	R$/US$
3Q'08	181.0	2.08
4Q'08	96.0	2.03
Total	277.0	2.06

Goodwill Composition (R$MM)
	Amort. Rate	Cost	Cumul. Amort.	Net	Quarterly Charge
Acquisition of Adm. Part. Aguassanta Ltda.	20.0%	392.6	(379.7)	12.9	19.6
Acquisition of JVM Part. S.A.	20.0%	63.7	(35.0)	28.7	3.2
Capital Increase at Usina da Barra	20.0%	35.2	(24.7)	10.5	1.8
Incorporation of FBA	10.0%	23.0	(15.3)	7.7	0.6
Acquisition of Univalem S.A. Açúcar e Álcool	10.0%	24.1	(15.7)	8.4	0.6
Acquisition of Guanabara Agro Industrial S.A.	20.0%	27.7	(27.4)	0.4	1.4
Acquisition of Grupo Destivale	10.0%	69.9	(17.5)	52.4	1.7
Acquisition of Grupo Mundial	10.0%	128.0	(22.4)	105.6	3.2
Capital Increase at Grupo Mundial	10.0%	21.1	(3.3)	17.8	0.5
Acquisition of Grupo Corona	10.0%	818.8	(139.8)	679.0	20.5
Acquisition of Bom Retiro	10.0%	115.2	(17.3)	97.9	2.9
Acquisition of Grupo Santa Luiza	10.0%	69.7	(0.7)	69.0	0.7
		1,789.1	(698.9)	1,090.2	56.6

▪
Expenses from income and social contribution taxes stood at R$12.3 million, reflecting an effective rate of 45.9%, above the legal rate of 34% due to non-tax-deductible expenses generated by the Barra facility, which became relatively important given the value of the taxable income.

▪
Thus Cosan posted a net income of R$15.2 million for the quarter, equivalent to 2.4% of net revenue, slightly higher than the 1Q’08 figure thanks to the exchange gains booked in the financial result, given that sugar and ethanol prices continued to flounder.

C. Financial Situation

	▪	The Company closed the 2Q’08 with gross debt of R$2,382.1 million, virtually identical to the amount at the end of the 2Q’07. Of this total, 24% is self-liquidating (PESA securitizations and debentures redeemable through land transfers) and 33% is in the form of perpetual notes with no determined maturity. As a result, the portion of the gross debt actually payable in cash totaled R$1,027.6 million, with an average tenor of 7.6 years, a considerable extension over the R$891.6 million with an average maturity of 3.3 years recorded at the end of the 2Q’07.

Successful tender of the 09 Bonds	▪	The maturity extension between the two periods was achieved through a US$ 400 million 10-year bond issue in February, with a coupon of 7% p.a. and the use of part of these funds to redeem the 5-year bonds maturing in 2009, as announced on the occasion of the latter’s issue. In this transaction, Cosan bought back US$164.2 million, or 82.1% of the US$200 million total, which costs the Company 9.25% p.a. In addition to extending the tenor and reducing the financial cost, the transaction also led to alterations in the package of covenants, which are now similar to those associated with investment-grade firms.

Debt per Type (R$MM)	2Q'07%		2Q'08%		Var.
Senior Notes 2009	442.4	18.5	81.8	3.4	(360.6)
Senior Notes 2017	-	-	709.7	29.8	709.7
Perpetual Notes	983.6	41.1	800.2	33.6	(183.4)
PESA Securitization	495.7	20.7	526.9	22.1	31.2
Finame (BNDES)	11.5	0.5	12.5	0.5	1.0
Working Capital	33.4	1.4	38.6	1.6	5.3
IFC	147.4	6.2	114.2	4.8	(33.2)
Debentures	55.5	2.3	55.1	2.3	(0.4)
Advances from Customers	185.6	7.7	43.2	1.8	(142.4)
Promissory Notes	37.8	1.6	-	-	(37.8)
Related Parties	2.4	0.1	-	-	(2.4)
Gross Debt	2,395.2	100.0	2,382.1	100.0	(13.1)
Cash & Marketable Securities	402.4	16.8	141.6	5.9	(260.8)
Advances to Suppliers	174.2	7.3	304.5	12.8	130.2
CTN's - Brazilian Treasury Bills	114.0	4.8	135.9	5.7	21.9
Land related to the Debentures	55.1	2.3	55.1	2.3	-
Net Debt	1,649.5	68.9	1,745.1	73.3	95.6
Total Debt without PESA/Debentures	1,844.0	77.0	1,800.2	75.6	(43.9)
Net Debt without PESA/Debentures	1,267.4	52.9	1,354.1	56.8	86.6

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Net debt totaled R$1,745.1 million in the 2Q’08, 5.8% more than the R$1,649.5 million recorded in the 2Q’07, primarily due to cash investments during the period and the build-up of ethanol stocks. In terms of profile, in addition to the extended maturity, it is important to remember that 72.9% of the debt was dollar-denominated at the close of the 2Q’08, the same ratio as at the end of the 2Q’07, constituting a natural hedge against the exchange rate exposure of Cosan’s exports.

Debt Profile (R$MM)	2Q'07%		2Q'08%		Var.
Total Debt	2,395.2	100.0	2,382.1	100.0	(13.1)
Short-Term	210.7	8.8	133.7	5.6	(76.9)
Long-Term	2,184.5	91.2	2,248.4	94.4	63.9
Real - R$	624.6	26.1	644.8	27.1	20.2
Dollar - US$	1,770.6	73.9	1,737.4	72.9	(33.2)

D. Investments

▪
Operating capex totaled R$136.8 million in the 2Q’08, 11.4% up year-on-year. Most of the funds were allocated to sugarcane planting, expanding production capacity and the bagasse-based electricity co-generation projects.

2Q'07	2Q'08	Capex (R$MM)	YTD'07	YTD'08
-	0.3	New Investments, including Goodwill	3.7	4.2
0.0	0.4	Deferred Charges & Other	0.2	1.1
-	-	Incorporated PP&E and Land Acquisition	-	3.3
40.1	49.6	Sugar Cane Planting Costs	78.0	105.8
40.0	48.5	Co-generation Projects	40.2	76.0
-	-	Inter-harvest Maintenance Costs	-	3.6
42.6	38.7	Investments in P,P&E	89.0	118.5
122.7	137.5	Capex	211.1	312.4
122.7	136.8	Operating Capex	207.2	303.8

▪
Sugarcane planting absorbed R$49.6 million, R$9.8 million of which went to ongoing planting and R$39.8 million to 11,937 hectares now concluded, resulting in a unit cost of R$3,300 per hectare. Most of the resources were used to expand the production capacity of the Gasa unit.

▪	The Rafard and Costa Pinto co-generation power plants absorbed R$48.5 million, giving a total to date of R$163.5 million. The works, which are on-schedule, should be concluded at the beginning of the next fiscal year.

Gasa mill expansion raising annual crushing capacity to 2.8 million ton	▪
Of the R$38.7 million invested in fixed assets in general, slightly more than R$26.0 million went towards expanding Gasa’s industrial facilities, with investments in fermentation and distilling, juice treatment, cane crushing and the generation and distribution of steam and electricity. These investments, together with the agricultural expansions mentioned above, should raise Gasa’s current annual crushing capacity from 1.25 million to 2.8 million tons in the 08/09 harvest.

	▪	The construction of a new feed hopper in the sugar port terminal absorbed R$6.4 million in the 2Q’08 (R$11.2 million YTD’08) out of an estimated total of R$14.0 million. This will allow an additional 5,000 tons/day to be handled by the rail module, reducing handling costs for longer-distance cargo.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

E. Relevant Facts

▪	On November 22, 2007, Cosan concluded the tender of US$164.2, or 82.1% of the US$200 million bond issue at 9.25% p.a. maturing in 2009. The idea behind the operation was to maximize returns on the Company’s cash position. Together with the partial buy-back, the Company also obtained important alterations which are now very similar to those associated with investment-grade firms, proof of the financial market’s confidence in Cosan.

▪	On November 5, 2007, a General Shareholders’ Meeting of Cosan S/A approved a capital increase in the amount of R$1,736.7 million through the issue of 82,700,000 (eighty-two million and seven hundred thousand) common, registered book-entry shares with no par value, corresponding to 43.57% of the Company’s total capital stock, which now totals R$2,935.0 million or 272,509,307 common shares. The price is R$21.00 per share and all Cosan S/A shareholders registered as such on November 5, 2007, will be able to subscribe proportionately to their current holdings. The subscription period started on December 6, 2007, and will end on January 7, 2008. The purpose of the capital increase is to allow the Company to continue with its previously disclosed investment plan.

▪	In October 2007, Cosan delivered the documentation relative to its Exchange Offer to the CVM and the SEC. As soon as approval is obtained, we shall officially launch the Offer, which involves exchanging shares in Cosan S/A for shares in Cosan Limited at a ratio of 1:1, as previously announced to the market.

▪	On December 10, 2007, Cosan S/A announced the operational winding up of Usina Santa Luiza, jointly acquired with Usina São Martinho and Usina Santa Cruz at the beginning of 2007. Santa Luiza had a crushing capacity of 1.8 million tons of sugarcane per harvest. As of the 2008/09 harvest, cane previously processed by Usina Santa Luiza will be rerouted to the industrial facilities of the controlling groups proportionate to their capital interest. Thus the Bonfim unit, of the Grupo Cosan, will receive approximately 600,000 tonnes of cane previously handled by Santa Luiza. Land leasing contracts, contracts with cane suppliers and the workforce will also be divided proportionally among the three groups. The aim is to maximize Bonfim’s installed capacity and, at the same time, impose more control over the regional sugarcane market.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

F. Guidance for the FY’08

▪	This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, at the company’s current state of development, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

Variation Range	Code					Changes
-5% ≤ ∆ ≤ +5%	=					from
+5% ≤ ∆ ≤ +15%	▲					previous
+15% ≤ ∆ ≤ +30%	▲▲	Guidance	2006FY	2007FY	2008FY	guidance
+30% ≤ ∆	▲▲▲	FX Rate - EoP (R$:US$)	2.0892	2.0339	▼▼	=
-15% ≤ ∆ ≤ -5%	▼	Crushed Cane Volume (thousand tons)	27,891	36,154	▲	-
-30% ≤ ∆ ≤ -15%	▼▼	Sugar Volume Sold (thousand tons)	2,469	3,241	=	-
-30% ≥ ∆	▼▼▼	Ethanol Volume Sold (million liters)	1,016	1,322	▲	-
		Avg. Sugar Price (R$/ton)	603	683	▼▼	-
		Avg Ethanol Price (R$/thousand liter)	844	897	▼▼	-
		Revenues (R$MM)	2,478	3,605	▼▼	-
		COGS (R$MM)	1,721	2,481	▼	-
		EBITDA (R$MM)	518	928	▼▼▼	-
		Net Profit/Loss (R$MM)	(65)	357	▼▼▼	-
		Operating Capex (R$MM)	209	304	▲▲▲	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued
G. Financial Statements

Income Statement		Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In million of reais)		FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Gross Operating Revenue		2,048.3	2,702.4	3,902.9	721.7	818.0	1,014.7	1,084.3	1,048.5	755.4	636.4	678.3
(-)	Sales Taxes and Deductions	(147.9)	(224.5)	(297.8)	(65.2)	(70.6)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)
(=)	Net Operating Revenue	1,900.4	2,477.9	3,605.1	656.5	747.5	944.1	1,008.1	970.8	682.1	591.7	627.5
(-)	Cost of Goods Sold and Services Rendered	(1,338.5)	(1,721.3)	(2,481.1)	(447.7)	(507.3)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)
(=)	Gross Profit	561.8	756.6	1,123.9	208.8	240.2	368.2	294.9	290.6	170.3	43.7	76.4
	Margin	29.6%	30.5%	31.2%	31.8%	32.1%	39.0%	29.3%	29.9%	25.0%	7.4%	12.2%
(-)	Operating Income (Expenses):	(528.5)	(819.1)	(558.6)	(265.0)	(234.7)	(351.2)	(109.7)	(196.7)	98.9	(24.6)	(51.8)
(-)	Selling	(171.7)	(217.1)	(282.0)	(53.7)	(46.4)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)
(-)	General and Administrative	(121.9)	(150.0)	(246.2)	(35.4)	(44.9)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)
(-)	Financial Income (Expenses), Net	(102.0)	(245.2)	158.0	(87.6)	(85.4)	(185.7)	27.7	(17.6)	333.6	150.8	144.3
(±)	Earnings (Losses) on Equity Investments	-	0.6	(0.1)	0.2	0.1	0.3	0.1	0.1	(0.5)	0.1	0.0
(-)	Goodwill Amortization	(93.2)	(142.8)	(223.7)	(29.3)	(50.0)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)
(±)	Other Operating Income (Expenses), Net	(39.7)	(11.8)	35.3	(9.0)	(5.5)	(3.0)	43.1	0.7	(5.4)	(1.5)	(2.0)
(-)	Expenses with Placement of Shares	-	(52.8)	-	(50.2)	(2.6)	-	-	-	-	-	-
(=)	Operating Income (Loss)	33.3	(62.5)	565.3	(56.1)	5.5	17.0	185.3	93.9	269.1	19.1	24.6
	Margin	1.8%	-2.5%	15.7%	-8.6%	0.7%	1.8%	18.4%	9.7%	39.5%	3.2%	3.9%
(±)	Non-operating Result, Net	2.7	(1.0)	2.0	(0.9)	2.1	1.2	0.3	0.1	0.4	3.0	2.3
(=)	Income (Loss) before Taxes	36.0	(63.5)	567.3	(57.0)	7.6	18.2	185.6	94.0	269.5	22.1	26.9
(±)	Income and Social Contribution Taxes	(22.2)	5.8	(203.9)	16.3	(2.6)	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)
(±)	Minority Interest	3.3	(6.9)	(6.2)	(0.5)	(5.8)	(1.6)	(1.8)	(0.6)	(2.3)	0.6	0.7
(=)	Net Income (Loss) for the Year	17.1	(64.6)	357.3	(41.2)	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2
	Margin	0.9%	-2.6%	9.9%	-6.3%	-0.1%	0.6%	12.3%	6.5%	24.2%	2.3%	2.4%
●	EBITDA	340.9	517.7	928.0	132.8	168.5	329.1	272.6	197.9	128.4	49.5	75.9
	Margin	17.9%	20.9%	25.7%	20.2%	22.5%	34.9%	27.0%	20.4%	18.8%	8.4%	12.1%
●	EBITDAH (Ebitda adjusted by Hedge)	275.6	308.6	853.7	88.1	56.4	203.2	280.9	233.2	136.4	133.3	142.7
	Margin	15.0%	13.6%	24.2%	14.4%	8.9%	24.8%	27.6%	23.2%	19.8%	19.7%	20.6%
●	EBIT	228.6	377.8	631.1	110.8	143.5	258.8	213.1	167.3	(8.1)	(75.9)	(63.1)
	Margin	12.0%	15.2%	17.5%	16.9%	19.2%	27.4%	21.1%	17.2%	-1.2%	-12.8%	-10.1%
●	Depreciation & Amortization	112.3	139.9	297.0	22.1	25.0	70.3	59.5	30.6	136.5	125.4	139.0

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Balance Sheet	Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In million of reais)	FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Cash and Cash Equivalents	35.2	61.0	643.8	62.2	61.0	176.2	56.7	976.8	643.8	579.0	135.1
Marketable Securities	3.9	770.5	573.3	420.4	770.5	633.6	345.7	303.7	573.3	237.4	6.5
Trade Accounts Receivable	119.1	212.6	112.3	156.1	212.6	232.2	277.4	212.1	112.3	140.4	107.3
Derivative Financial Instruments	0.9	288.6	37.6	-	288.6	72.8	15.2	8.5	37.6	94.0	3.6
Inventories	339.8	390.8	503.4	587.3	390.8	876.2	1,221.2	857.9	503.4	790.2	1,194.8
Advances to Suppliers	94.6	132.7	211.4	102.6	132.7	167.3	174.2	184.0	211.4	308.6	304.5
Related Parties	44.8	0.0	-	-	0.0	0.1	-	0.1	-	-	-
Deferred Income and Social Contribution Taxes	14.2	41.4	38.1	14.1	41.4	58.3	56.9	144.9	38.1	26.9	24.2
Other Assets	61.4	115.7	104.9	72.1	115.7	133.3	124.7	121.7	104.9	94.2	75.1
Current Assets	713.9	2,013.4	2,224.7	1,414.8	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1
Accounts Receivable from Federal Government	-	-	318.4	-	-	-	-	-	318.4	318.4	331.4
Marketable Securities	1.2	0.1	-	1.2	0.1	-	-	-	-	-	-
Related Parties	0.6	-	0.0	-	-	-	0.0	0.1	0.0	0.0	0.0
CTN's-Restricted Brazilian Treasury Bills	47.0	104.9	123.3	56.8	104.9	109.6	114.0	119.2	123.3	127.8	135.9
Deferred Income and Social Contribution Taxes	51.5	361.8	242.5	87.9	361.8	342.9	299.3	214.0	242.5	261.6	277.1
Other Assets	15.8	99.4	112.3	14.0	99.4	96.5	93.7	112.9	112.3	108.1	105.8
Investments	13.1	13.4	93.2	13.5	13.4	13.6	13.6	13.7	93.2	13.8	13.9
Property, Plant and Equipment	1,481.6	1,656.4	2,013.1	1,256.0	1,656.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3
Goodwill	357.6	1,353.0	1,133.2	467.3	1,353.0	1,300.5	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2
Deferred Charges	2.4	2.3	2.6	2.3	2.3	2.4	2.3	2.2	2.6	3.2	3.6
Noncurrent Assets	1,970.9	3,591.3	4,038.6	1,899.1	3,591.3	3,469.1	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1
(=) Total Assets	2,684.8	5,604.8	6,263.4	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2
Loans and Financings	38.1	68.8	89.0	54.9	68.8	75.0	73.4	75.9	89.0	116.5	105.1
Derivatives Financial Instruments	3.2	65.4	35.5	-	65.4	32.5	20.5	2.5	35.5	48.0	31.2
Trade Accounts Payable	94.9	201.7	113.8	146.7	201.7	379.6	348.0	197.2	113.8	315.2	373.3
Salaries Payable	30.1	49.7	63.3	22.7	49.7	77.2	92.0	37.5	63.3	91.7	113.4
Taxes and Social Contributions Payable	88.1	111.1	126.2	129.0	111.1	134.8	107.3	114.8	126.2	131.5	101.0
Advances from Customers	188.1	79.2	49.4	49.7	79.2	55.1	98.4	83.2	49.4	41.0	28.7
Promissory Notes	14.6	55.8	1.3	43.8	55.8	41.0	37.8	3.7	1.3	1.3	-
Related Parties	1.4	0.1	0.7	0.0	0.1	0.1	0.7	-	0.7	-	-
Deferred Income and Social Contribution Taxes	4.9	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Dividends Proposed	-	-	75.8	-	-	-	-	-	75.8	75.8	0.0
Other Liabilities	30.8	32.8	31.4	21.7	32.8	64.7	64.9	27.2	31.4	11.5	12.3
Current Liabilities	494.1	670.0	591.7	473.9	670.0	865.3	848.4	547.5	591.7	838.1	770.5
Loans and Financing	798.4	2,002.7	2,770.4	787.5	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8
Taxes and Social Contributions Payable	217.4	446.9	338.5	216.5	446.9	435.2	355.8	346.2	338.5	336.5	345.0
Related Parties	0.6	1.4	-	1.2	1.4	1.4	1.7	-	-	-	-
Promissory Notes	48.1	12.7	-	12.4	12.7	3.6	-	-	-	-	-
Provision for Contingencies	245.9	907.4	728.0	372.3	907.4	886.5	705.4	717.4	728.0	741.0	757.5
Advances from Customers	80.8	86.9	49.5	61.7	86.9	89.6	87.1	42.5	49.5	15.6	14.5
Deferred Taxes on Revaluation Reserves	25.2	40.8	33.4	24.0	40.8	39.0	37.2	35.4	33.4	30.9	28.3
Other Liabilities	7.8	66.5	100.6	3.5	66.5	62.0	62.0	62.4	100.6	109.6	105.9
Noncurrent Liabilities	1,424.3	3,565.4	4,020.4	1,479.3	3,565.4	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9
Minority Shareholders' Interest	3.5	14.0	20.2	4.4	14.0	15.6	17.4	17.9	20.2	19.6	18.9
Capital	301.0	1,185.8	1,192.7	1,185.8	1,185.8	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7
Revaluation Reserves	326.6	195.9	195.0	196.2	195.9	195.6	195.4	195.2	195.0	194.7	194.5
Legal Reserve	7.1	-	16.0	4.7	-	-	-	-	16.0	16.0	16.0
Reserve for New Investments and Upgrading	-	-	227.3	-	-	-	-	-	227.3	227.3	227.3
Accumulated losses	128.2	(26.2)	-	(30.3)	(26.2)	(20.6)	103.4	167.0	-	13.9	29.4
Shareholders' Equity	762.9	1,355.4	1,631.0	1,356.3	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9
(=) Total Liabilities & Shareholders' Equity	2,684.8	5,604.8	6,263.4	3,313.9	5,604.8	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2
*The inter-harvest maintenance costs has been reclassified from inventory to PP&E in agreement with the Technical Instruction n. 01/2006 from IBRACON.
**The judicial deposits balance has been reclassified as deduction to provision for contingencies, in accordance with Deliberation n. 488/05 from CVM.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Cash Flow Statement		Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In millions of reais)		FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Net Income (Loss) for the Year		17.1	(64.6)	357.3	(41.2)	(0.9)	5.4	123.8	63.4	164.7	13.7	15.2
Non-cash Adjustments:
	Depreciation & Amortization	112.3	139.9	297.0	22.1	25.0	70.3	59.5	30.6	136.5	125.4	139.0
	Goodwill Amortization	93.2	142.8	223.7	29.3	50.0	56.4	55.6	55.9	55.9	56.0	56.6
	Accrued Financial Expenses	22.3	48.7	(190.6)	44.0	(14.2)	91.2	(1.8)	65.0	(344.9)	(103.0)	(63.2)
	Other Non-cash Items	17.0	(19.5)	128.2	(18.6)	(6.3)	8.7	4.6	(6.5)	121.4	(7.4)	(12.8)
(=)	Adjusted Net Profit (Loss)	262.0	247.4	815.5	35.6	53.6	231.9	241.7	208.4	133.5	84.5	134.8
(±)	Decrease (Increase) in Assets	(88.8)	(366.5)	165.0	202.9	(177.0)	(269.9)	(263.8)	356.6	342.1	(441.8)	(272.1)
(±)	Increase (Decrease) in Liabilities	15.1	51.7	(237.2)	(142.7)	73.8	204.6	(232.7)	(264.3)	55.3	217.1	(34.6)
(=)	Cash Flow from Operating Activities	188.3	(67.4)	743.3	95.8	(49.6)	166.6	(254.8)	300.7	530.8	(140.2)	(171.8)
Marketable Securities		40.8	(766.6)	197.2	(417.0)	(350.1)	136.9	287.9	42.0	(269.6)	338.7	230.9
Goodwill Paid in Equity Investment Acquisitions		(101.2)	(536.1)	(3.7)	-	(536.1)	(3.7)	-	-	-	(1.8)	(0.3)
Acquisition of Investments		(8.3)	-	(80.0)	(61.0)	61.0	-	-	(0.0)	(80.0)	(2.1)	-
Acquisition of Property, Plant and Equipment		(200.2)	(208.9)	(683.5)	(26.6)	(109.0)	(84.4)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)
Additions to Deferred Charges and Others		-	0.2	(0.6)	(0.1)	(0.1)	(0.2)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)
(=)	Cash Flow from Investment Activities	(268.8)	(1,511.4)	(570.7)	(504.6)	(934.3)	48.5	165.2	(69.3)	(715.1)	164.3	93.4
Gross Indebtedness		1,304.3	1,878.8	854.7	85.9	1,162.7	3.2	46.3	852.1	(47.0)	6.3	4.5
Payments of Principal and Interest on Debt		(1,319.4)	(1,159.9)	(375.6)	(582.7)	(180.0)	(103.2)	(76.2)	(170.3)	(25.9)	(95.2)	(370.0)
Capital Increase		64.4	885.8	6.9	885.8	-	-	-	6.9	-	-	-
Proposed Dividends		(1.6)	-	(75.8)	-	-	-	-	-	(75.8)	-	-
(=)	Cash Flows from Financing Activities	47.7	1,604.6	410.2	389.0	982.8	(100.0)	(29.9)	688.7	(148.7)	(88.9)	(365.5)
(=)	Total Cash Flow	(32.8)	25.8	582.8	(19.8)	(1.2)	115.2	(119.5)	920.1	(333.0)	(64.8)	(443.9)
(+)	Cash & Equivalents, Beginning	68.0	35.2	61.0	82.0	62.2	61.0	176.2	56.7	976.8	643.8	579.0
(=)	Cash & Equivalents, Closing	35.2	61.0	643.8	62.2	61.0	176.2	56.7	976.8	643.8	579.0	135.1

Credit Statistics (LTM)		Apr'05	Apr'06	Apr'07	Jan'06	Apr'06	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07
(In million of reais)		FY'05	FY'06	FY'07	3Q'06	4Q'06	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08
Net Operating Revenues		1,900.4	2,477.9	3,605.1	2,193.7	2,477.9	2,851.0	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1
●	Gross Profit	561.8	756.6	1,123.9	671.9	756.6	972.9	1,112.1	1,193.9	1,123.9	799.5	580.9
●	EBITDA	340.9	517.7	928.0	424.1	517.7	737.5	903.0	968.1	928.0	648.5	451.8
●	EBIT	228.6	377.8	631.1	290.1	377.8	579.3	726.0	782.6	631.1	296.4	20.3
●	Net Financial Expenses	102.0	245.2	(158.0)	187.5	245.2	407.8	331.0	261.0	(158.0)	(494.5)	(611.1)
●	Net Profit	17.1	(64.6)	357.3	(62.4)	(64.6)	(53.0)	87.1	191.7	357.3	365.6	257.0
Liquid Funds		180.7	1,124.2	1,607.0	642.1	1,124.2	1,141.7	745.7	1,638.7	1,607.0	1,307.9	637.0
●	Cash & Marketable Securities	39.1	831.5	1,217.1	482.6	831.5	809.8	402.4	1,280.5	1,217.1	816.4	141.6
●	Advances to Suppliers	94.6	132.7	211.4	102.6	132.7	167.3	174.2	184.0	211.4	308.6	304.5
●	CTN's-Brazilian Treasury Bills	47.0	104.9	123.3	56.8	104.9	109.6	114.0	119.2	123.3	127.8	135.9
●	Land related to the Debentures	-	55.1	55.1	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1
Short-Term Debt		242.2	204.3	140.3	148.4	204.3	171.5	210.7	163.1	140.3	158.8	133.7
●	Loans and Financings	38.1	68.8	89.0	54.9	68.8	75.0	73.4	75.9	89.0	116.5	105.1
●	Debentures	-	0.5	-	-	0.5	0.4	0.4	0.4	-	-	-
●	Advances from Customers	188.1	79.2	49.4	49.7	79.2	55.1	98.4	83.2	49.4	41.0	28.7
●	Promissory Notes	14.6	55.8	1.3	43.8	55.8	41.0	37.8	3.7	1.3	1.3	-
●	Related Parties	1.4	0.1	0.7	0.0	0.1	0.1	0.7	-	0.7	-	-
Long-Term Debt		927.9	2,158.8	2,875.0	862.8	2,158.8	2,209.9	2,184.5	2,966.2	2,875.0	2,661.8	2,248.4
●	Loans and Financings	798.4	2,002.7	2,770.4	787.5	2,002.7	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8
●	Debentures	-	55.1	55.1	-	55.1	55.1	55.1	55.1	55.1	55.1	55.1
●	Advances from Trading Co's	80.8	86.9	49.5	61.7	86.9	89.6	87.1	42.5	49.5	15.6	14.5
●	Promissory Notes	48.1	12.7	-	12.4	12.7	3.6	-	-	-	-	-
●	Related Parties	0.6	1.4	-	1.2	1.4	1.4	1.7	-	-	-	-
Total Debt		1,170.1	2,363.1	3,015.3	1,011.2	2,363.1	2,381.4	2,395.2	3,129.4	3,015.3	2,820.7	2,382.1
Net Debt		989.4	1,238.8	1,408.3	369.1	1,238.8	1,239.7	1,649.5	1,490.7	1,408.3	1,512.8	1,745.1
●	Net Debt excl. PESA/Debentures	799.9	863.5	1,028.3	160.8	863.5	860.3	1,267.4	1,112.1	1,028.3	1,131.4	1,354.1
Current Assets		713.9	2,013.4	2,224.7	1,414.8	2,013.4	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1
Current Liabilities		494.1	670.0	591.7	473.9	670.0	865.3	848.4	547.5	591.7	838.1	770.5
Shareholders' Equity		762.9	1,355.4	1,631.0	1,356.3	1,355.4	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9
Capex - Property, Plant and Equipment		268.8	1,511.4	570.7	561.4	1,511.4	1,412.3	1,225.2	789.9	570.7	455.0	526.8
●	Capex - Operational	122.0	208.9	475.1	137.2	208.9	243.2	302.6	354.4	475.1	557.9	612.0
EBITDA Margin		17.9%	20.9%	25.7%	19.3%	20.9%	25.9%	26.9%	26.4%	25.7%	19.9%	15.7%
●	Gross Profit Margin	29.6%	30.5%	31.2%	30.6%	30.5%	34.1%	33.1%	32.5%	31.2%	24.6%	20.2%
●	EBIT Margin	12.0%	15.2%	17.5%	13.2%	15.2%	20.3%	21.6%	21.3%	17.5%	9.1%	0.7%
●	Net Profit Margin	0.9%	-2.6%	9.9%	-2.8%	-2.6%	-1.9%	2.6%	5.2%	9.9%	11.2%	8.9%
Net Debt ÷ Shareholders' Equity
●	Net Debt %	56.5%	47.8%	46.3%	21.4%	47.8%	47.7%	52.6%	48.9%	46.3%	47.9%	51.3%
●	Shareholders' Equity %	43.5%	52.2%	53.7%	78.6%	52.2%	52.3%	47.4%	51.1%	53.7%	52.1%	48.7%
Net Debt excl. PESA ÷ Equity
●	Net Debt excl. PESA %	51.2%	38.9%	38.7%	10.6%	38.9%	38.7%	46.1%	41.7%	38.7%	40.8%	44.9%
●	Shareholders' Equity %	48.8%	61.1%	61.3%	89.4%	61.1%	61.3%	53.9%	58.3%	61.3%	59.2%	55.1%
Long-Term Payable Debt to Equity Ratio		0.9x	0.5x	0.9x	0.4x	0.5x	0.5x	0.5x	1.0x	0.9x	0.8x	0.6x
Liquidity Ratio (Current Assets ÷ Current Liabilities)		1.4x	3.0x	3.8x	3.0x	3.0x	2.7x	2.7x	5.1x	3.8x	2.7x	2.4x
Net Debt ÷ EBITDA		2.9x	2.4x	1.5x	0.9x	2.4x	1.7x	1.8x	1.5x	1.5x	2.3x	3.9x
●	Net Debt excl. PESA ÷ EBITDA	2.3x	1.7x	1.1x	0.4x	1.7x	1.2x	1.4x	1.1x	1.1x	1.7x	3.0x
●	Short-Term Net Debt ÷ EBITDA	0.7x	0.4x	0.2x	0.3x	0.4x	0.2x	0.2x	0.2x	0.2x	0.2x	0.3x
Net Debt ÷ (EBITDA - Capex)		13.7x	-1.2x	3.9x	-2.7x	-1.2x	-1.8x	-5.1x	8.4x	3.9x	7.8x	-23.3x
●	Net Debt ÷ (EBITDA - Operational Capex)	4.5x	4.0x	3.1x	1.3x	4.0x	2.5x	2.7x	2.4x	3.1x	16.7x	-10.9x
Interest Cover (EBITDA ÷ Net Financial Exp.)		3.3x	2.1x	-5.9x	2.3x	2.1x	1.8x	2.7x	3.7x	-5.9x	-1.3x	-0.7x
●	Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	2.1x	1.3x	-2.9x	1.5x	1.3x	1.2x	1.8x	2.4x	-2.9x	-0.2x	0.3x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)		10.3%	19.8%	-11.2%	50.8%	19.8%	32.9%	20.1%	17.5%	-11.2%	-32.7%	-35.0%

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION

Ownership interest in subsidiaries

Name of subsidiary	CNPJ	Classification	Ownership interest in investee %	Net worth of investor %	Type of company	Number of shares held in current quarter (thousand)	Number of shares held in prior quarter (thousand)

Usina da Barra S.A. Açúcar e Álcool	48.661.888/0001-30	Unlisted subsidiary	82.39	46.37	Commercial, industrial and others	717,538	717,538

Cosan Operadora Portuária S.A.	71.550.388/0001-42	Unlisted subsidiary	90.00	2.28	Commercial, industrial and others	90	90

Administração de Participações Aguassanta Ltda.	46.855.292/0001-45	Unlisted subsidiary	91.50	9.03	Commercial, industrial and others	1	1

Cosan International Universal Corporation	-	Unlisted subsidiary	100.00	(0.04)	Commercial, industrial and others	2	2

Cosan Finance Limited	-	Unlisted subsidiary	100.00	0.08	Commercial, industrial and others	1	1

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.  Shareholding Structure at October 31, 2007

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the shareholding structure showing investors or shareholders/members holding directly or indirectly more than 5% of the voting capital, including individuals and companies domiciled abroad at October 31, 2007.

Cosan S.A. Indústria e Comércio
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Cosan Limited	96,332,044	51.00	-	-	96,332,044	51.00
Lewington Pte. Ltd. (Singapore)	11,329,050	6.00	-	-	11,329,050	6.00
Others	81,225,266	43.00	-	-	81,225,266	43.00
	188,886,360	100.00	-	-	188,886,360	100.00

Cosan Limited
Shareholding	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings Limited	66,321,766	31.88	-	-	66,321,766	31.88
Usina Costa Pinto S.A. Açúcar e Álcool	30,010,278	14.43	-	-	30,010,278	14.43
Janus Capital Group (1)	27,500,000	13.22	-	-	27,500,000	13.22
Wellington Management Company (1)	14,000,000	6.73	-	-	14,000,000	6.73
Fidelity (1)	12,750,000	6.13	-	-	12,750,000	6.13
Others	57,428,000	27.61	-	-	57,428,000	27.61
	208,010,044	100.00	-	-	208,010,044	100.00

Queluz Holdings Limited
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings II GmbH	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz Holdings II GmbH
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz S.A. Adm. e Participações	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz S.A. Adm. e Participações
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Aguassanta Participações S.A.	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Aguassanta Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Usina Bom Jesus S.A. Açúcar e Álcool	1,261,352	75.29	-	-	1,261,352	75.29
Flama Empreend. e Part. S.A.	88,094	5.26	-	-	88,094	5.26
Nova Celisa S.A.	88,081	5.26	-	-	88,081	5.26
Others	237,781	14.19	-	-	237,781	14.19
	1,675,308	100.00	-	-	1,675,308	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.  Shareholding Structure at October 31, 2007--Continued

Usina Bom Jesus S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Nova Celisa S.A.	3,146,361,418	66.94			3,146,361,418	66.94
R.A. Coury Agrícola e Participações Ltda.	532,274,315	11.32	-	-	532,274,315	11.32
Others	1,021,364,267	21.74	-	-	1,021,364,267	21.74
	4,700,000,000	100.00	-	-	4,700,000,000	100.00

Nova Celisa S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rio das Pedras Participações S.A.	918,000	51.00	882,000	50.00	1,800,000	50.51
Isa Participações Ltda.	882,000	49.00	882,000	50.00	1,764,000	49.49
	1,800,000	100.00	1,764,000	100.00	3,564,000	100.00

Rio das Pedras Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silveira Mello	1,349,877,943	99.91	-	-	1,349,877,943	99.91
Mônica Mellão Silveira Mello	1,196,078	0.09	-	-	1,196,078	0.09
	1,351,074,021	100.00	-	-	1,351,074,021	100.00

Isa Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Isaltina Ometto Silveira Mello	999	99.90	-	-	999	99.90
Others	1	0.10	-	-	1	0.10
	1,000	100.00	-	-	1,000	100.00

R.A. Coury Agrícola e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Raul Coury Filho	9,044,070	20.83	-	-	9,044,070	20.83
Luiz Gustavo Coury	5,999,766	13.81	-	-	5,999,766	13.81
Jorge Coury Sobrinho	5,999,766	13.81	-	-	5,999,766	13.81
Maria Beatriz Coury	5,999,766	13.81	-	-	5,999,766	13.81
Rosana E. Coury Mac Donell	5,999,766	13.81	-	-	5,999,766	13.81
Myrian C. Coury Meneguel	5,999,766	13.81	-	-	5,999,766	13.81
Raul Coury	2,196,050	5.06	-	-	2,196,050	5.06
Anita Cobra Coury	2,196,050	5.06	-	-	2,196,050	5.06
	43,435,000	100.00	-	-	43,435,000	100.00

Flama Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Fernando Luiz Altério	20,842	50.01	41,675	50.00	62,517	50.00
Ana Maria Ometto Altério	20,833	49.99	41,675	50.00	62,508	50.00
	41,675	100.00	83,350	100.00	125,025	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.  Shareholding Structure at October 31, 2007--Continued

Usina Costa Pinto S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Pedro Ometto S.A. Administração e Participações	64,998,204	100.00	49,995,534	38.46	114,993,738	58.97
Hyposwiss Banco Privado S.A. (Switzerland) (1)	-	-	38,371,510	29.52	38,371,510	19.68
Jaime Michaan Chalan	-	-	11,245,000	8.65	11,245,000	5.76
Aguassanta Participações S.A.	835	-	11,150,069	8.58	11,150,904	5.72
Isaac Michaan	-	-	10,122,650	7.79	10,122,650	5.19
Others	961	-	9,115,237	7.00	9,116,198	4.68
	65,000,000	100.00	130,000,000	100.00	195,000,000	100.00

Pedro Ometto S.A. Administração e Participações
Shareholders	Common shares	%	Preferred shares	%	Total shares	%
Nova Aguassanta Administração de Participações Ltda.	222,752,725	99.99	-	-	222,752,725	99.99
Others	65	0.01	-	-	65	0.01
	222,752,790	100.00	-	-	222,752,790	100.00

Nova Aguassanta Administração e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Aguassanta Participações S.A.	1	91.50	-	-	1	91.50
Ometto Moreno Comércio e Empreendimentos Ltda.	4	6.25	-	-	4	6.25
Others	4	2.25	-	-	4	2.25
	9	100.00	-	-	9	100.00

Ometto Moreno Comércio e Empreendimentos Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Fernando Manoel Ometto Moreno	2,351,956	100.00	-	-	2,351,956	100.00
Other	1	0.00	-	-	1	0.00
	2,351,957	100.00	-	-	2,351,957	100.00

Belga Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silverira Mello	4,139	99.98	-	-	4,139	99.98
Mônica Maria Mellão Silveira Mello	1	0.02	-	-	1	0.02
	4,140	100.00	-	-	4,140	100.00

Lewington Pte. Ltd.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Kuok (Singapore) Limited (1)	255,000	50.00	-	-	255,000	50.00
Kerry Holdings Limited (1)	127,500	25.00	-	-	127,500	25.00
Trendfield Inc. (1)	127,500	25.00	-	-	127,500	25.00
	510,000	100.00	-	-	510,000	100.00

(1) These companies, which are headquartered abroad, do not belong to Cosan Group and do not have information on their shareholders disclosed in the market.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

2.  Company’s Marketable Securities in the Hands of Controlling Shareholders and Management at October 31, 2007

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number and characteristics of marketable securities issued by the Company that are directly or indirectly owned by the Controlling Shareholder/Member, officers or members of the Board of Directors or Management at October 31, 2007 and July 31, 2007, as follows:

		10/31/2007		07/31/2007
Shareholder	Type of share	Quantity	%	Quantity	%
Controlling group	Common	96,827,192	51.26	96,827,192	51.26
Board of Directors	Common	19,110	0.01	19,113	0.01
Supervisory Board	Common	-	-	-	-
Executive Board	Common	33,721	0.02	33,721	0.02
		96,880,023	51.29	96,880,026	51.26

3.  Number of Shares Outstanding at October 31, 2007 – 92,006,337 (48.71%)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number of outstanding shares and their percentage in relation to total shares issued at October 31, 2007.

Cosan S.A. Indústria e Comércio
Shareholder/Member	Common Shares / Units of Interest	%	Preferred Shares	%	Total Shares	%
Cosan Limited	96,332,044	51.00	-	-	96,332,033	51.00
Aguassanta Participações S.A.	470,185	0.25	-	-	470,185	0.25
Rio das Pedras Participações S.A.	23,820	0.01	-	-	23,820	0.01
Rubens Ometto Silveira Mello	675	0.00			675	0.00
Nova Celisa S.A.	468	0.00	-	-	468	0.00
Board of directors	19,110	0.01			19,110	0.01
Executives	33,721	0.02			33,721	0.02
Minority interest	92,006,337	48.71	-	-	92,006,337	48.71
	188,886,360	100.00	-	-	188,886,360	100.00

4.  Orders Placed/Agreements Entered Into

Considering that the Company operates in the commodities market, its sales are substantially made at prices applicable at sales dates. However, Cosan has several sugar and ethanol markets contracts to be achieved by the Company through sales of these products in the future crops. The volumes related to outstanding orders/agreements are as follows:

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

4.  Orders Placed/Agreements Entered Into--Continued

Product	Oct/2007	Oct/2006
Sugar (in tons)	9,152,000	5,431,000
Alcohol (in cubic meters)	115,000	124,500

Commitments by crop are as follow:

	Sugar		Ethanol
Harvest	Oct/2007	Oct/2006	Oct/2007	Oct/2006
2006/2007	-	1,850,000	-	124,500
2007/2008	1,098,000	1,617,000	115,000	-
2008/2009	2,376,000	1,607,000	-	-
2009/2010	2,190,000	357,000	-	-
2010/2011	1,744,000	-	-	-
2011/2012	1,744,000	-	-	-
	9,152,000	5,431,000	115,000	124,500

5.  Arbitration Clause

The Company is subject to the arbitration chamber for its industry, according to the arbitration clause set forth in its articles of incorporation.

6.  Services Rendered by the Independent Auditors

Abiding by CVM Instruction No. 381/03, we set out below information on other services rendered by our independent auditors - Ernst & Young Auditores Independentes S.S. and their related parties, in the current year, to Cosan S.A. Indústria e Comércio and subsidiaries and other companies belonging to the same Group as that of the Company:

Nature	Duration
Advisory services related to documentation for compliance with Sarbanes Oxley Act (SOX) in the amount of R$846 thousand.	May to October 2007

The policies of the Company and its subsidiaries do not allow hiring of their independent auditors for services resulting in conflicts of interest or impairing objectivity or independence.

Company management, after discussing with their independent auditors, concluded that those services does not impair independence of the auditors once they do not characterize actual or supposed loss of objectivity and integrity.

Non-financial information was not reviewed by our independent auditors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (Operations) of Subsidiaries

Usina da Barra S.A. Açúcar e Álcool

	08/01/07 to 10/31/07	05/01/07 to 10/31/07
Gross operating revenue
Sales of goods and services	354,086	671,665
Taxes and sales deductions	(27,710)	(54,144)
Net operating revenue	326,376	617,521

Cost of goods sold and services rendered	(297,805)	(579,736)

Gross profit	28,571	37,785

Operating income (expenses)
Selling expenses	(49,278)	(81,339)
General and administrative expenses	(14,862)	(31,605)
Financial income, net	(20,613)	(39,377)
Losses on equity investments	(915)	(921)
Goodwill amortization	(19,851)	(39,701)
Other operating expenses, net	(1,051)	(1,772)
	(106,570)	(194,715)
Operating loss	(77,999)	(156,930)

Nonoperating income, net	1,814	3,958

Loss before income and social contribution taxes	(76,185)	(152,972)

Income and social contribution taxes
Current	-	4,402
Deferred	24,652	46,105
	24,652	50,507

Loss for the period	(51,533)	(102,465)

Number of shares (thousand)	870,923	870,923

Loss per share – in Reais	(0,05917)	(0,11765)

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (Operations) of Subsidiaries--Continued

Cosan Operadora Portuária S.A.

	08/01/07 to 10/31/07	05/01/07 to 10/31/07	08/01/06 to 10/31/06	05/01/06 to 10/31/06
Gross operating revenue
Sales of services	17,565	37,180	18,533	38,979
Taxes and sales deductions	(1,850)	(3,797)	(2,087)	(4,376)
Net operating revenue	15,715	33,383	16,446	34,603

Cost of services rendered	(13,222)	(23,654)	(11,637)	(22,623)

Gross profit	2,493	9,729	4,809	11,980

Operating income (expenses)
Selling expenses	733	(34)	-	-
General and administrative expenses	(800)	(4,038)	(1,794)	(4,126)
Management fees	(64)	(178)	(48)	(104)
Financial expenses, net	(440)	(1,037)	(437)	(832)
Other operating income (expenses), net	178	227	1	(523)
	(393)	(5,060)	(2,278)	(5,585)
Operating income	2,100	4,669	2,531	6,395

Nonoperating income, net	4	31	-	6

Income before income and social contribution taxes	2,104	4,700	-	6,401

Income and social contribution taxes
Current	(559)	(1,437)	(839)	(1,194)
Deferred	(174)	(190)	(30)	(988)
	(733)	(1,627)	(869)	(2,182)

Net income for the period	1,371	3,073	1,662	4,219

Number of shares (thousand)	100	100	100	100

Earnings per share – in Reais	13.71	30.73	16.62	42.19

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (Operations) of Subsidiaries--Continued

Administração de Participações Aguassanta Ltda.

	08/01/07 to 10/31/07	05/01/07 to 10/31/07	08/01/06 to 10/31/06	05/01/06 to 10/31/06
Gross operating revenue
Sales of goods and services	-	-	-	-
Taxes and sales deductions	-	-	-	-
Net operating revenue	-	-	-	-

Cost of goods sold and services rendered	-	-	-	-

Gross profit	-	-	-	-

Operating income (expenses)
Selling expenses	-	-	-	-
General and administrative expenses	-	-	(3)	(7)
Management fees	(4)	(8)	(1)	(2)
Financial expenses, net	-	(1)	(1)	(1)
Gain on equity investments	(9,035)	(17,965)	17,871	32,641
Other operating expenses	-	-	-	-
	(9,039)	(17,974)	17,866	32,631
Operating income (loss)	(9,039)	(17,974)	17,866	32,631

Nonoperating income (expenses), net	-	-	-	-

Income (loss) before income and social contribution taxes	(9,039)	(17,974)	17,866	32,631

Income and social contribution taxes
Current	-	-	-	-
Deferred	-	-	-	-
	-	-	-	-

Net income (loss) for the period	(9,039)	(17,974)	17,866	32,631

Number of shares	9	9	9	9

Earnings per share - in Reais	(1,004.3)	(1,997.1)	1,985.1	3,625.7

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (Operations) of Subsidiaries--Continued

Cosan International Universal Corporation

	08/01/07 to 10/31/07	05/01/07 to 10/31/07	08/01/06 to 10/31/06	05/01/06 to 10/31/06
Gross operating revenue
Sales of goods and services	213,185	418,435	50,564	50,564
Taxes and sales deductions	-	-	-	-
Net operating revenue	213,185	418,435	50,564	50,564

Cost of goods sold and services rendered	(205,939)	(413,409)	(52,274)	(52,274)

Gross profit (loss)	7,246	5,026	(1,710)	(1,710)

Operating income (expenses)
Selling expenses	-	(109)	(136)	(136)
General and administrative expenses	-	-	-	-
Financial expenses, net	(366)	(572)	(5)	(5)
Gain on equity investments	-	-	-	-
Other operating expenses	-	-	-	-
	(366)	(681)	(141)	(141)
Operating income (loss)	6,880	4,345	(1,851)	(1,851)

Nonoperating income, net	341	341	-	-

Income (loss) before income and social contribution taxes	7,221	4,686	(1,851)	(1,851)

Income and social contribution taxes
Current	-	-	-	-
Deferred	-	-	-	-
	-	-	-	-

Net income (loss) for the period	7,221	4,686	(1,851)	(1,851)

Number of shares	2	2	2	2

Earnings per share - in Reais	3,610.5	2,343.0	(925.5)	(925.5)

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Income (Operations) of Subsidiaries--Continued

Cosan Finance Limited

	08/01/07 to 10/31/07	05/01/07 to 10/31/07
Gross operating revenue
Sales of goods and services	-	-
Taxes and sales deductions	-	-
Net operating revenue	-	-

Cost of goods sold and services rendered	-	-

Gross profit	-	-

Operating income (expenses)
Selling expenses	-	-
General and administrative expenses	10	(321)
Financial expenses, net	5,768	4,972
Gain on equity investments	-	-
Other operating expenses	-	-
	5,778	4,651
Operating income	5,778	4,651

Nonoperating income (expenses), net	-	-

Income before income and social contribution taxes	5,778	4,651

Income and social contribution taxes
Current	-	-
Deferred	-	-
	-	-

Net income for the period	5,778	4,651

Number of shares	1	1

Earnings per share - in Reais	5,778.0	4,651.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date: December 17, 2007	By:	/S/ Paulo Sérgio de Oliveira Diniz
		Name:	Paulo Sérgio de Oliveira Diniz
		Title:	Chief Financial Officer and Investors Relations Officer